SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Molina Healthcare, Inc.
(Exact name of registrant as specified in its charter)

Delaware	6324	13-4204326
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

One Golden Shore Drive
Long Beach, CA 90802
(562) 435-3666
(Address, including zip code, and telephone number including area code, of registrant’s principal executive offices)

J. Mario Molina, M.D.
President and Chief Executive Officer
One Golden Shore Drive
Long Beach, CA 90802
(562) 435-3666
(Name, address, including zip code, and telephone number including area code, of agent for service)

Copies to:

Douglas M. Mancino, Esq. Mark J. Mihanovic, Esq. McDermott, Will & Emery 2049 Century Park East, Suite 3400 Los Angeles, CA 90067 (310) 277-4110	William J. Grant, Jr., Esq. Willkie Farr & Gallagher 787 Seventh Avenue New York, New York 10019 (212) 728-8000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form is to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Common Stock, par value $0.001	$115,000,000	$10,580

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to rule 457(a) of the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed without notice. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities, in any state where the offer or sale of these securities is not permitted.

PROSPECTUS (Not Complete)
Issued                      , 2003

                 Shares

Common Stock

Molina Healthcare, Inc. is offering      shares of common stock in a firmly underwritten offering.

This is Molina Healthcare, Inc.’s initial public offering, and no public market currently exists for its shares. Molina Healthcare, Inc. anticipates that the initial public offering price for its shares will be between $            and $            per share. After the offering, the market price for Molina Healthcare, Inc.’s shares may be outside of this range.

Molina Healthcare, Inc. has applied to list its common stock on the New York Stock Exchange under the symbol “MOH.”

Investing in the common stock involves a high degree of risk.
See “ Risk Factors” beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Offering Price	$	$
Discounts and Commissions to Underwriters	$	$
Offering Proceeds to Company	$	$

The underwriters also may purchase from Molina Healthcare, Inc. up to an additional      shares of common stock at the public offering price less the underwriting discounts and commissions, to cover any over-allotments. The underwriters can exercise this right at any time within 30 days after the offering. The underwriters expect to deliver the shares of common stock to investors on            , 2003.

Joint Book-Running Managers

Banc of America Securities LLC	CIBC World Markets

SG Cowen

                                               , 2003

[INSIDE COVER: COVER ART]

[Artwork in twelve colors depicting a woman and child approaching a “welcome” sign over a path which winds through a hillside. Caption below reads: “Healthy families begin with Molina Healthcare.” Below caption is Molina Healthcare’s logo.]

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing in the shares. You should read the entire prospectus carefully before buying shares in this offering.

Our Business

We are a rapidly growing, multi-state managed care organization that arranges for the delivery of health care services to persons eligible for Medicaid and other programs for low-income families and individuals. We were founded in 1980 by C. David Molina, M.D. as a provider organization serving the Medicaid population through a network of primary care clinics in California. In 1994, we received our health maintenance organization, or HMO, license and began operating as a health plan. Over the past several years, we have taken advantage of attractive expansion opportunities and now operate health plans in California, Washington, Michigan and Utah. Our annual revenue has grown from $135.9 million in 1998 to $503.9 million in 2001, while our net income grew from $2.6 million to $30.1 million over the same period. Our net income has grown at a greater rate than our revenues due to our effective medical management programs and ability to leverage fixed costs. As of September 30, 2002, we had approximately 478,000 members.

From our inception, we have designed our company to work with government agencies to serve low-income populations. Low-income families and individuals have distinct social and medical needs and are characterized by their cultural, ethnic and linguistic diversity. Our success has been driven by our expertise in working with government programs, experience with low-income members, 22 years of owning and operating primary care clinics, our cultural and linguistic expertise and our focus on operational and administrative efficiency. We believe our proven ability to replicate our disciplined business model in new markets and our ability to customize provider contracts to local conditions position us well for continued growth and success.

Our Industry

Medicaid provides health care coverage to low-income families and individuals and is jointly funded by state and federal governments. Each state establishes its own eligibility standards, benefit packages, payment rates and program administration within federal guidelines. In 2001, Medicaid covered approximately 44.6 million individuals, with 51% of those being children, according to the Kaiser Commission on Medicaid and the Uninsured. The federal Centers for Medicare and Medicaid Services, or CMS, estimates the total health care expenditures for Medicaid and the State Children’s Health Insurance Program was $228.0 billion in 2001 and projects that total outlays will reach $372.9 billion in 2007.

Under traditional Medicaid programs, health care services are made available to low-income individuals in a largely uncoordinated manner. Beneficiaries typically receive minimal preventive care such as immunizations and have limited access to primary care physicians. Treatment is often postponed until medical conditions become more severe, leading to higher utilization of costly emergency room services. In addition, providers are paid on a fee-for-service basis and lack incentives to monitor utilization and control costs. In response, the federal government has expanded the ability of state Medicaid agencies to explore, and, in many cases, mandate the use of managed care for Medicaid beneficiaries. From 1996 to 2001, managed care enrollment among Medicaid beneficiaries increased from approximately 13.3 million to approximately 20.8 million, according to CMS. All states in which we operate have mandated Medicaid managed care programs in place.

Our Competitive Advantages

We have built a leading Medicaid managed care company by integrating those capabilities that we believe are essential to competing successfully in our industry. Our competitive advantages include:

Experience.    We have significant expertise as a government contractor and a very strong track record of obtaining and renewing contracts. We have served Medicaid beneficiaries as a provider and a health plan for 22 years. In that time we have developed and forged strong relationships with the constituents whom we serve— members, providers and government agencies.

Administrative Efficiency.    We maintain a disciplined focus on business processes and have centralized and standardized various functions and practices across our health plans. As a result, we believe our administrative efficiency is among the best in our industry. In addition, we have designed our administrative and operational infrastructure to be scalable for rapid and cost-effective expansion in new and existing markets.

Proven Expansion Capability.    We have successfully replicated our business model in new markets through the acquisition of health plans, the development of new operations and the transition of members from other plans. The establishment of our health plan in Utah reflected our ability to replicate our business model in new states, while the acquisitions in Michigan and Washington demonstrated our ability to acquire and successfully integrate existing operations.

Flexible Care Delivery Systems.    Our systems for delivery of health care services are diverse and readily adaptable to different markets and changing conditions. We contract with providers that are best suited, based on proximity, culture and experience, to provide services to a low income population. In addition, we operate 21 primary care clinics in California. These clinics require low capital expenditures, minimal startup time and are profitable. Our clinics provide select communities with access to primary care and provide us with insights into physician practice patterns, first hand knowledge of the needs of our members, and a platform to pilot new programs.

Cultural and Linguistic Expertise.    We have significant expertise in developing targeted health care programs for our culturally diverse members. We contract with a broad network of providers who have the capabilities to address the language and cultural needs of our members. We believe we are well-positioned to successfully serve this growing population.

Proven Medical Management.    We believe our experience as a provider has helped us improve medical outcomes for our members and lower costs. We carefully monitor day-to-day medical management in order to provide appropriate care to our members, contain costs and ensure an efficient delivery network. We have also designed and implemented disease management and health education programs that address the particular health care needs of a culturally diverse, low-income population.

Our Strategy

Our objective is to be the leading managed care organization serving low-income families and individuals. To achieve this objective, we intend to:

•	maintain our focus on serving low-income families and individuals,

•	increase our membership through internal growth, development of new plans and acquisitions,

•	maintain our low medical costs, and

•	leverage our operational efficiencies.

Our Company

Molina Healthcare, Inc. was incorporated in California in 1999, as the parent company of our health plan subsidiaries, under the name American Family Care, Inc. We changed our name to Molina Healthcare, Inc. in March of 2000. We intend to reincorporate in Delaware effecting a 40-for-1 stock split before the closing of this offering. Our principal executive offices are located at One Golden Shore Drive, Long Beach, CA 90802, and our telephone number is (562) 435-3666. Our website is located at www.molinahealthcare.com. Information contained on our website or linked to our website is not a part of this prospectus. Our company is the federally registered owner of the Molina service mark and name. All other product names, trademarks, service marks and trade names referred to are the property of their respective owners.

THE OFFERING

Common stock offered	shares
Over-allotment option	shares
Common stock to be outstanding after this offering	shares
Use of proceeds	We intend to use the net proceeds of this offering primarily for selective acquisitions, enrollment initiatives and general corporate purposes, including working capital.
Proposed New York Stock Exchange symbol	MOH

In the table above, the number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of September 30, 2002. This information excludes:

•	1,087,800 shares of common stock issuable upon the exercise of vested stock options with a weighted average exercise price of $1.47 per share,

•	405,760 shares of common stock issuable upon the exercise of unvested stock options with a weighted average exercise price of $4.45 per share,

•	1,600,000 shares of common stock reserved for issuance under our stock option plans,

•	600,000 shares of common stock reserved for issuance under the 2002 Employee Stock Purchase Plan, and

•
the proposed redemption of approximately $20.0 million in common stock prior to the closing of this offering from certain of our stockholders, some of which are trusts, the remainder beneficiaries of which include directors and executive officers.

The information in this prospectus assumes the following:

•
a 40-for-1 stock split of our outstanding common stock and recapitalization as a result of the exchange in the reincorporation merger to occur prior to the effectiveness of our registration statement with the Securities and Exchange Commission, and

•	no exercise of the underwriters’ over-allotment option.

In this prospectus “we,” “us” and “our” refer to Molina Healthcare, Inc. and its direct and indirect subsidiaries.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables summarize consolidated financial data for our business. You should read the summary consolidated financial data set forth below together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes to those financial statements included elsewhere in this prospectus.

	Year Ended December 31,			Nine Months Ended September 30,
	1999	2000(1)	2001(1)	2001(1)	2002(1)
	(dollars in thousands, except per share data)
Statements of Income Data:
Revenue:
Premium revenue	$181,929	$324,300	$499,471	$368,245	$465,716
Other operating revenue	2,358	1,971	1,402	1,138	1,484
Investment income	1,473	3,161	2,982	2,488	1,330

Total operating revenue	185,760	329,432	503,855	371,871	468,530
Expenses:
Medical care costs	148,138	264,408	408,410	300,667	386,572
Marketing, general and administrative expenses	18,511	38,701	42,822	31,392	37,844
Deprecation and amortization	1,625	2,085	2,407	1,760	2,669

Total expenses	168,274	305,194	453,639	333,819	427,085

Operating income	17,486	24,238	50,216	38,052	41,445

Total other expense, net	(1,190)	(197)	(561)	(521)	(269)

Income before income taxes	16,296	24,041	49,655	37,531	41,176
Provision for income taxes	6,576	9,156	19,453	14,703	15,576

Income before minority interest	9,720	14,885	30,202	22,828	25,600
Minority interest	(267)	79	(73)	97	—

Net income	9,453	14,964	30,129	22,925	25,600

Diluted net income per share	0.47	0.73	1.46	1.11	1.24

Cash dividends declared per share	—	0.05	—	—	—

Weighted average number of common shares and potential dilutive common shares outstanding (2)	20,173,000	20,376,000	20,572,000	20,561,000	20,720,000

Operating Statistics:
Medical care ratio (3)	80.4%	81.0%	81.5%	81.4%	82.7%
Marketing, general and administrative expense ratio (4)	10.0%	11.7%	8.5%	8.4%	8.1%
Members (5)	199,000	298,000	405,000	388,000	478,000

(1)	The operating results of the Washington health plan have been included in the consolidated statements of income for periods after December 31, 1999, the date of acquisition.
(2)
The weighted average number of common shares and potential dilutive common shares outstanding for 1999 has been adjusted to reflect a share exchange in 1999 in which each share of Molina Healthcare of California (formerly Molina Medical Centers) was exchanged for 5,000 shares of Molina Healthcare, Inc. (formerly American Family Care, Inc.), and Molina Healthcare, Inc. became the parent company.

(3)
Medical care ratio represents medical care costs as a percentage of premium and other operating revenue. Other operating revenue includes revenues related to our California clinics and reimbursements under various risks and savings sharing programs.

(4)	Marketing, general and administrative expense ratio represents such expenses as a percentage of total operating revenue.
(5)	Number of members at end of period.

	As of December 31,			As of September 30,
	1999	2000	2001	2002 Actual	2002 As Adjusted(1)

	(dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$26,120	$45,785	$102,750	$130,601
Total assets	101,636	102,012	149,620	195,992
Long-term debt (including current maturities)	17,296	3,448	3,401	3,363
Total liabilities	80,991	67,405	84,861	105,633
Stockholders’ equity	20,645	34,607	64,759	90,359

(1)
The as adjusted data give effect to our receipt of the net proceeds from the sale of                 shares of common stock offered by us at an assumed offering price of $            per share (the mid-point of the range) after deducting estimated underwriting discounts and commissions and estimated offering expenses.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following factors and other information contained in this prospectus before you decide whether to invest in the shares. If any of the following risks actually occur, the market price of our common stock could decline and you may lose all or part of the money you paid to buy the shares. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties, including those not presently known to us or that we currently deem immaterial, also may result in decreased revenues, increased expenses or other events which could result in a decline in the price of our common stock.

Risks Related To Being A Regulated Entity

We are subject to extensive government regulation. Any changes to those regulations could cause us to modify our operations and could negatively impact our operating results.

Our business is extensively regulated by the states in which we operate and by the federal government. The laws and regulations governing our operations are generally intended to benefit and protect health plan members and providers rather than stockholders. The agencies administering these laws and regulations have broad latitude to enforce them. These laws and regulations along with the terms of our Medicaid and other revenue contracts with the state regulatory agencies regulate:

•	how we do business,

•	revenue and enrollment growth, and

•	our marketing efforts.

These laws and regulations, and interpretations of these laws and regulations, are subject to frequent change. Changes in existing laws or regulations or the enactment of new laws or regulations or changing interpretations of applicable laws or regulations could affect the factors listed above as well as:

•	impose additional capital requirements,

•	increase or change our liability,

•	limit our ability to acquire other health plans or increase the cost of making such acquisitions,

•	increase our administrative and other costs,

•	increase or decrease mandated benefits,

•	force us to restructure our relationships with providers within our network,

•	require us to implement additional or different programs and systems,

•	further restrict or prohibit inducements to enroll or retain an enrollee,

•	restrict or prohibit physician incentives designed to promote the delivery of quality care in a cost-effective manner, and

•	impact the terms and conditions of our centralized service contracts that are critical to our administrative efficiency.

We also are subject to various routine and non-routine governmental reviews, audits and investigations. This oversight could result in the loss of the right to participate in certain programs, or the imposition of fines, penalties and other sanctions. In addition, disclosure of any adverse investigation or audit results or sanctions related to us could damage our reputation in various markets and make it more difficult for us to contract with government agencies or to attract new members.

Our failure to comply with government laws and regulations could subject us to civil and criminal penalties and limit our profitability and ability to participate in government sponsored programs.

Violation of the laws or regulations governing our operations could result in the imposition of civil or criminal penalties, the cancellation of our contracts to provide managed care services, the suspension or revocation of our licenses, and/or our exclusion from participation in federal health care programs, including Medicaid and the State Children’s Health Insurance Program, or SCHIP. These penalties or exclusions, were they to occur, could negatively affect our profitability and our ability to operate our business.

Federal law prohibits, among other things, an entity from offering, paying, soliciting or receiving, subject to certain exceptions and “safe harbors,” any remuneration to induce the referral of individuals or the purchase (or the arranging for or recommending the purchase) of items or services for which payment may be made under federal and state health care programs, including Medicaid and SCHIP. These prohibitions are commonly referred to as fraud and abuse or anti-kickback laws. Certain of the fraud and abuse laws created civil penalties for, among other things, billing for medically unnecessary goods or services. The federal anti-kickback laws have been interpreted broadly by some courts, the Office of Inspector General, or OIG, the U.S. Department of Health and Human Services, or HHS, and administrative bodies. Most states have similar anti-kickback laws. Exceptions and safe harbors under state laws vary and have been infrequently interpreted by courts or regulatory agencies. Sanctions for violating these federal and state anti-kickback laws may include criminal and civil fines and exclusion from participation in federally-funded health care programs, including Medicaid and SCHIP.

The Health Insurance Portability and Accountability Act of 1996, or HIPAA, broadened the scope of fraud and abuse laws applicable to health care companies. HIPAA also establishes new enforcement mechanisms, including a whistle blower program. A new regulation promulgated pursuant to HIPAA imposes civil and criminal penalties for failure to comply with the health information privacy standards set forth in the regulation. Compliance with the privacy standards is required by April 14, 2003. The federal government has enacted, and state governments are enacting, other fraud and abuse laws as well. Our failure to comply with HIPAA or these other laws could result in criminal or civil penalties and exclusion from Medicaid, SCHIP or other governmental health care programs and could lead to the revocation of our licenses. These penalties or exclusions, were they to occur, could prevent us from operating our business and cause us to lose members.

In April 1998, our California health plan sent letters to its plan members in San Bernardino and Riverside Counties notifying them of a pending Medi-Cal (the California Medicaid program) program change and the need to reselect their current health plan primary care physician if they intended to stay with that physician. The California Department of Health Services, or DHS, contended that the letters violated state and federal marketing laws and the health plan’s Medi-Cal contract. After reviewing the matter with DHS, our California health plan agreed in October 1998 to payment of a $6,000 penalty as well as the suspension of enrollment and marketing activities for sixty days in San Bernardino and Riverside Counties. Shortly following resolution with DHS, the OIG informed our California health plan that the federal agency believed that it also had jurisdiction over the matter. In December 2001, the health plan resolved the matter with the OIG by making a $600,000 payment to HHS and committing to maintain in place policies and procedures designed to ensure compliance with applicable state and federal laws and Medicaid program requirements.

If we become subject to material fines or if other sanctions or other corrective actions were imposed upon us, we might suffer a substantial reduction in profitability, and might also lose one or more of our government contracts and as a result lose significant amounts of members and revenue.

Compliance with new laws and regulations may require us to make unanticipated expenditures.

On June 14, 2002, CMS issued final Medicaid managed care regulations that implement the Balanced Budget Act of 1997, or the BBA, and formally repealed the rules that had been published in January 2001. The final regulations took effect August 13, 2002. States have until August 13, 2003 to assure that all aspects of their state Medicaid managed care operations, including contracts and waivers, are in compliance with the final rule provisions. These final rules provide states more flexibility in their administration of Medicaid managed care programs. At the same time, they also provide certain new patient protections for Medicaid managed care members. In addition, they establish a new “actuarially sound” standard for determining payments to managed care plans under state Medicaid contracts. In light of these recent developments, states may require changes in the manner in which we currently conduct our business, which may lead to additional costs that we have not yet identified. Compliance costs related to these final regulations might reduce the amount of working capital that we have available for other expenditures.

Many of our activities involve the use or disclosure by us of confidential patient health information. The Secretary of HHS issued a final rule regarding health information privacy in December 2000, or the Privacy Rule. The Privacy Rule, which has a compliance deadline of April 14, 2003, imposes extensive requirements on the way in which health care providers, health plans, health care clearinghouses and their business associates use and disclose protected health information. The Privacy Rule gives individuals significant rights to understand and control how their protected health information is used and disclosed. Sanctions for failing to comply with the Privacy Rule standards include criminal penalties and civil sanctions.

On August 14, 2002, HHS issued final amendments to the Privacy Rule that took effect on October 15, 2002. In general, the final amendments reduce some, but not all, of the burdens imposed on health care providers and health plans contained in the Privacy Rule. The final amendments also add some new restrictions.

In addition to the Privacy Rule described above, most states have enacted confidentiality laws that limit the disclosure of confidential health information. The Privacy Rule does not preempt state laws regarding health information privacy that are more restrictive than the Privacy Rule.

In August 1998, HHS also issued proposed regulations pursuant to HIPAA that govern the security of confidential health information. A final security rule has not been published, and its publication date is yet to be determined. Once a final security rule is issued, it will likely impose additional administrative burdens on health care providers, health plans and their business associates, relating to the storage and utilization of, and access to, health information.

In August 2000, HHS issued final regulations, pursuant to HIPAA, establishing electronic data transaction and code set standards that health care providers, health care clearinghouses and health plans must use for health care claims and payment transactions that are submitted or received electronically. We are required to comply with these regulations by October 16, 2002, unless we submit a “plan” to the Secretary of HHS detailing how we will come into compliance, in which case the compliance deadline will be extended to October 16, 2003. We have submitted the required plan in order to delay the compliance deadline. If we are unable to implement a new information system in 2003 that is compliant with the federal and state requirements, or if our system fails, we may be subject to fines or penalties for our failure to comply.

Based on the assessment we have made to date regarding HIPAA compliance, we believe that the regulations will require substantial changes to our systems, policies and procedures, which may be costly and may decrease our working capital available for other expenditures.

The federal administration’s review of the HIPAA and other newly published regulations, the states’ ability to promulgate stricter rules, and uncertainty regarding many aspects of the regulations make compliance with the relatively new regulatory landscape difficult. Our existing programs and systems unmodified would not enable us to comply in all respects with these new Medicaid managed care regulations, and we are in the process of assessing the programs and systems that we will need to implement in order to comply with the new regulations. Further, compliance with these pervasive regulations will require changes to many of the procedures we currently use to conduct our business, which may lead to additional costs that we have not yet identified. We do not know whether the changes we plan to implement will be sufficient for our compliance with the final HIPAA requirements that will be ultimately adopted by HHS.

Changes in health care laws and regulations may reduce our profitability.

Changes in applicable laws and regulations are continually being considered and interpretations of existing laws and rules may also change from time to time, including changes that may reduce the number of people enrolled in or eligible for federal and state health care programs, reduce the amount of reimbursement or payment to health plans under such programs, or reduce or increase our administrative or health care costs under such programs. The purpose of much of the recent statutory and regulatory activity has been to reduce the rate of increase in health care costs, including costs paid under the Medicaid program.

Numerous proposals have been or may be introduced in the Congress and state legislatures relating to health care reform. Congress has considered a comprehensive package of requirements for managed care plans commonly known as the Patient Bill of Rights, or PBOR. This legislation would, among other things, expand a patient’s right to sue and impose mandatory external review of health plan coverage decisions. If PBOR legislation ever became law, it could expose us to increased costs and additional litigation risks.

Federal legislation has also been proposed to enable physicians to bargain collectively with managed health care organizations. If legislation of this type were passed, it would negatively affect our bargaining position with many of our providers and could result in an increase in our cost of providing medical benefits.

State legislatures are also considering various forms of managed care reform. Issues relating to managed care consumer protection standards, including physician collective bargaining rights, increased plan information disclosure, expedited appeals and grievance procedures, third party review of certain medical decisions, health plan liability, access to specialists, state law mandated prompt payment of certain provider claims and confidentiality of medical records continue to be under discussion.

New health care reform legislation or regulations may require us to change the way we operate our business. It is possible that the cost of compliance with future legislation or regulation could have a material adverse effect on our ability to operate under the various government sponsored programs, to continue to serve our members and to attract new members.

Reductions in Medicaid funding by the states could substantially reduce our profitability.

Substantially all of our revenues come from state Medicaid premiums. The premium rates paid by each state to health plans like ours differ depending on a combination of factors such as upper payment limits established by the state and federal governments, a member’s health status, age, gender, county or region, benefit mix and member eligibility categories. Future Medicaid premium rate levels may be affected by continued government efforts to contain medical costs, or state and federal budgetary constraints. Changes in Medicaid funding could, for example, reduce the number of persons enrolled or eligible, reduce the amount of reimbursement or payment levels, carve out certain benefits such as our pharmacy, behavioral health or other potentially profitable benefits, or increase our administrative or health benefit costs under such programs. In some cases, changes in funding could be made retroactively. We believe that reductions in Medicaid payments could substantially reduce our profitability. Further, our contracts with the states are subject to cancellation by the state in the event of unavailability of state or federal funding. In some jurisdictions, such cancellation may be immediate and in other jurisdictions a notice period is required.

If our government contracts or our subcontracts with government contractors are not renewed or are terminated, or the compensation methodologies under our contracts are changed, our business will suffer.

All of our contracts are terminable for cause if we breach a material provision of the contract or violate relevant laws or regulations. In addition, most contracts are terminable without cause. Most contracts are for a specified period and are subject to non-renewal. For example, in California, we contract with Health Net, Inc. for Los Angeles County. Health Net’s contract for Los Angeles County will terminate in 2004 unless Health Net prevails in a competitive bidding process for the contract. If Health Net does not prevail in the bidding process or Health Net’s contract for Los Angeles County is terminated prior to 2004 with or without cause, or our subcontract with Health Net is terminated, we could lose all of our Los Angeles County Medi-Cal business, unless we make alternative arrangements. Absent earlier termination with or without cause, our Medi-Cal contracts for San Bernardino and Riverside Counties will also terminate in 2004, unless they are renewed. In

Washington, our Healthy Options contract will expire in December 2003, if not renewed. In Utah, our contract expires in June 2004. Effective July 1, 2002, this contract was amended to provide a 1-year stop-loss guarantee through June 30, 2003. Our other contracts are also eligible for termination or renewal through annual competitive bids. We may face increased competition as other plans attempt to enter our markets through the competitive bid process. If we are unable to renew, successfully rebid or compete for any of our government contracts, our business will suffer.

If state regulators do not approve payments of dividends and distributions by our affiliates to us, it may negatively affect our business strategy.

We principally operate through our health plan subsidiaries. These subsidiaries are subject to laws and regulations that limit the amount of dividends and distributions that they can pay to us without prior approval of, or notification to, state regulators. If the regulators were to deny or significantly restrict our subsidiaries’ requests to pay dividends to us, the funds available to our company as a whole would be limited, which could harm our ability to implement our business strategy.

If a state fails to renew its federal waiver or demonstration project waiver, or fails to meet the BBA requirements for mandatory Medicaid managed care enrollment, our membership in that state will likely decrease.

States may mandate Medicaid enrollment into managed care programs under federal waivers or demonstration program waivers, or under the BBA without waivers if certain conditions are met. Generally, waivers and demonstration program waivers are approved for two or three year periods, respectively, and can be renewed on an ongoing basis by states with appropriate modifications. We have no control over this renewal process. If a state does not renew its waiver for a mandated program or if the renewal application is not approved, or if the state is not in compliance with the BBA requirements for mandatory Medicaid managed care enrollment, our business would suffer as a result of a likely decrease in membership.

We rely on the accuracy of eligibility lists provided by the government. Inaccuracies in those lists would negatively affect our results of operations.

Premium payments to us are based upon eligibility lists produced by the government. A state could require us to reimburse it for premiums paid to us based on an eligibility list that the state later discovers contains individuals who are not in fact eligible for a government sponsored program. Alternatively, a state could fail to pay us for members for whom we are entitled to payment. We are also exposed to these risks when we are a subcontractor to parties that rely on government eligibility lists. Our results of operations would suffer as a result of such reimbursement to the state if we had made related payments to providers and were unable to recoup such payments from the providers.

Risks Related To Our Business

Receipt of inadequate premiums would negatively impact our revenues and profitability.

Most of our revenues consist of fixed monthly payments per member. These payments are fixed by contract, and we are obligated during the contract period to provide or arrange for the provision of health care services as established by the state and federal governments. We have less control over costs related to the provision of health care than we do over our marketing, general and administrative expenses. Historically, our medical care costs as a percentage of premium and other operating revenue have fluctuated. For example, our medical care costs were 82.7% of our premium and other operating revenue in the first nine months of 2002 and 81.4% of our premium and other operating revenue in the first nine months of 2001. If premiums are not increased and medical care costs rise, our earnings could decrease. In addition, our actual medical care costs may exceed our estimated costs. The premiums we receive under our current contracts may therefore be inadequate to cover all claims, which may cause our profits to decline.

If we were unable to effectively manage medical costs, our profitability would be reduced.

Our profitability depends, to a significant degree, on our ability to predict and effectively manage medical costs. Historically, there have been fluctuations in the medical care ratios of our health plans. Relatively small changes in these medical care ratios can create significant changes in our financial results. Changes in health care laws, regulations and practices, level of use of health care services, hospital costs, pharmaceutical costs, major epidemics, terrorism or bioterrorism, new medical technologies and other external factors, including general economic conditions such as inflation levels, could reduce our ability to predict and effectively control the costs of providing health care services. Although we have been able to manage medical care costs through a variety of techniques, including various payment methods to primary care physicians and other providers, advance approval for hospital services and referral requirements, medical management and quality management programs, our information systems, and reinsurance arrangements, we may not be able to continue to effectively manage medical care costs in the future. If our medical care costs increase, our profits could be reduced or we may not remain profitable.

A failure to accurately estimate incurred but not reported medical care costs may hamper our operations.

Our medical care costs include estimates of claims incurred but not reported, or IBNR. We, together with our independent actuaries, estimate our medical claims liabilities using actuarial methods based on historical data for payment patterns, cost trends, product mix, seasonality, utilization of health care services and other relevant factors. The estimation methods and the resulting reserves are continually reviewed and updated, and adjustments, if necessary, are reflected in the period known. While our IBNR estimates have been adequate in the past, they may be inadequate in the future, which would negatively affect our results of operations. Further, our inability to accurately estimate IBNR may also affect our ability to take timely corrective actions, further exacerbating the extent of the negative impact on our results. If we estimate IBNR too conservatively, we understate our profits, which results in the risks of underpaying income taxes and inaccurate disclosure to the public in our periodic reports.

We generally maintain reinsurance to protect us against certain catastrophic medical claims. Our reinsurance policies generally provide reinsurance coverage of $1.0 million per member, subject to a deductible per member, ranging from $50,000 to $200,000. While we believe our reinsurance coverage is adequate, in the future such reinsurance coverage may be inadequate or unavailable to us or the cost of such reinsurance coverage may limit our ability to obtain it.

Difficulties in executing our acquisition strategy could adversely affect our business.

The acquisition of Medicaid contract rights and other health plans has accounted for a significant amount of our growth. Although we cannot predict our rate of growth as the result of acquisitions with any accuracy, we believe that acquisitions similar in nature to those we have historically executed will be important to our growth strategy. Many of the other potential purchasers of these assets have greater financial resources than we have. In addition, along with their Medicaid assets, many of the sellers are interested in selling other assets in which we may not have an interest or selling their companies, including their liabilities. In the future, we may be unable to identify suitable targets, complete acquisitions on terms favorable to us or obtain the necessary financing for these acquisitions. Further, to the extent we complete acquisitions, we may be unable to realize the anticipated benefits from acquisitions because of operational factors or difficulty in integrating the acquisition with the existing business.

We are generally required to obtain regulatory approval from one or more state agencies when making acquisitions. In the case of an acquisition of a business located in a state in which we do not already operate, we would be required to obtain the necessary licenses to operate in that state. In addition, although we may already operate in a state in which we acquire a new business, we will be required to obtain regulatory approval if, as a result of the acquisition, we will operate in an area of the state in which we did not operate previously. We may be unable to comply with these regulatory requirements for an acquisition in a timely manner, or at all.

We intend to enter into a credit facility prior to the closing of this offering. Our covenants in that credit facility may require lender approval for certain acquisitions. If lender approval is delayed or denied, we may be unable to obtain sufficient additional capital resources for future acquisitions. If we are unable to effectively execute our acquisition strategy, we may be unable to grow our business and our profitability could decline.

In addition to the difficulties we may face in identifying and consummating acquisitions, we also will be required to integrate our acquisitions with our existing operations. This may include the integration of:

•	additional employees who are not familiar with our operations,

•	new provider networks, which may operate on different terms than our existing networks,

•	additional members, who may decide to transfer to other health care providers or health plans,

•	disparate information, claims processing and record keeping systems, and

•
accounting policies, including those which require judgmental and complex estimation processes, such as IBNR, accounting for goodwill and intangible assets, stock-based compensation and income tax matters.

Failure of any new business in which we engage would negatively impact our results of operations.

Start-up costs associated with establishing a new health plan can be substantial. For example, in order to obtain a certificate of authority in most jurisdictions, we must first establish a provider network, have systems in place and demonstrate our ability to be able to obtain a state contract and process claims. If we were unsuccessful in obtaining the necessary license, winning the bid to provide service or attracting members in numbers sufficient to cover our costs, the new business would fail. We also could be obligated by the state to continue to provide services for some period of time without sufficient revenue to cover our ongoing costs or recover start-up costs. The costs associated with starting up such a business could have a significant impact on our results of operations.

We may be unable to expand into some geographic areas without incurring significant additional costs.

We will likely incur additional costs if we enter into geographic areas or states where we do not currently operate. Our rate of expansion into such areas also may be inhibited by:

•	the time and costs associated with obtaining an HMO license, if necessary, to operate in the area,

•	our inability to develop a network of physicians, hospitals and other health care providers which meets our requirements and those of government regulators,

•	the cost of providing health care services in that area,

•	demographics and population density,

•	additional capital needed to increase net equity requirements associated with growth, and

•	competition, which increases the costs of recruiting and retaining members.

We have not yet determined the timing or sequence of our expansion into new areas. We may be unsuccessful in entering other areas or states. While we regularly consider acquisitions of health plans both in new and existing markets, we currently have no agreements, understandings or letters of intent with respect to any material acquisitions, except as described in this prospectus.

Ineffective management of our growth may negatively affect our results of operations, financial condition and business.

We have experienced rapid growth in the past several years. In 1998, we had total revenue of $135.9 million. In 2001, we had total revenue of $503.9 million.

Depending on acquisition and other opportunities, we expect to continue to grow rapidly. Continued growth could place a significant strain on our management and on other resources. If we are unable to manage our growth effectively, our financial condition and results of operations could be materially and adversely affected. Our ability to manage our growth effectively may depend on our ability to strengthen our management team and attract, train and retain skilled employees, and our ability to implement and improve operational, financial and management information systems on a timely basis. We must also continue to take steps to provide resources to service our members as their numbers increase, including member support resources and programs. The provision of additional member support could result in additional burdens on our systems and resources. In addition, due to the initial substantial costs related to acquisitions, rapid growth could adversely affect our short-term profitability and liquidity.

If we are not able to participate in SCHIP or BHP programs, our growth rate may be limited.

SCHIP is a federal-state initiative designed to provide coverage for low-income children not otherwise covered by Medicaid or other insurance programs. Each of the 50 states has adopted a SCHIP program but many states are just beginning to implement them. These programs vary significantly from state to state and it is not clear precisely how they will ultimately be implemented. Some states have also recently begun to adopt basic health care programs, or BHPs, for the uninsured, a category of people generally with incomes above the federal poverty level but who cannot afford private health insurance. Participation in SCHIP and BHP programs and other programs for the uninsured that are similar to our existing programs are an important part of our growth strategy. If we fail to renew our SCHIP or BHP contracts or if states do not let us participate or we fail to win bids to participate in SCHIP or BHP programs, our growth strategy may be materially and adversely affected.

We are subject to competition which negatively impacts our ability to increase penetration in the markets we serve.

We operate in a highly competitive environment and in an industry that is currently subject to significant changes from business consolidations, new strategic alliances, legislative reform and aggressive marketing practices by other managed care organizations. This environment has produced and will likely continue to produce significant pressures on the profitability of managed care companies. In our geographic markets, we compete for members principally on the basis of size, location and quality of provider network, benefits supplied, quality of service and reputation. We compete with a variety of other organizations, including other health plans and traditional Medicaid programs that reimburse providers as care is supplied. Some of the health plans with which we compete have substantially larger enrollments and greater financial and other resources than we do.

Many states, including California, Michigan, Utah and Washington, mandate enrollment in managed care health plans for all or some Medicaid beneficiaries. Subject to very limited exceptions, the federal government requires that Medicaid beneficiaries have a choice among managed care plans if enrollment is mandated. This type of mandated competition will impact our ability to increase our market share.

In addition, we are not allowed to market directly to potential Medicaid members in any of the states in which we operate. Where we have only recently entered a market or compete with health plans much larger than we are, we may be at a competitive disadvantage unless and until our member-focused programs, provider relations and other promotional activities create brand awareness.

Restrictions and covenants in our new credit facility may limit our ability to take actions.

We intend to secure a $75.0 million revolving credit facility prior to the closing of this offering which we plan to use for general corporate purposes, acquisitions and to finance the purchase of approximately $20.0 million in common stock by our contemplated employee stock ownership plan from certain of our stockholders, including a trust, the remainder beneficiaries of which include directors and executive officers. There is no assurance we will be able to secure such a credit facility. If we enter into such a credit facility, we expect that the documents will contain customary restrictions and covenants that may restrict our financial and operating flexibility.

Events beyond our control, such as prevailing economic conditions, changes in the competitive environment and changes in governmental regulations, could impair our operating performance, which could affect our ability to comply with the terms of the credit facility. If we were unable to comply with those terms or repay, refinance or restructure our obligations under the credit facility, the lenders could proceed against the collateral securing such indebtedness.

We are dependent on our executive officers and other key employees.

Our operations are highly dependent on the efforts of our President and Chief Executive Officer and our Executive Vice Presidents, all of whom have entered into employment agreements with us. These employment agreements may not provide sufficient incentives for those employees to continue their employment with us. While we believe that we could find replacements, the loss of their leadership, knowledge and experience could negatively impact our operations. Replacing many of our executive officers might be difficult or take an extended period of time because a limited number of individuals in the managed care industry have the breadth and depth of skills and experience necessary to operate and expand successfully a business such as ours. Our success is also dependent on our ability to hire and retain qualified management, technical and medical personnel. We may be unsuccessful in recruiting and retaining such personnel.

If we are unable to maintain satisfactory relationships with our provider networks, our profitability could decline.

Our profitability depends, in large part, upon our ability to contract favorably with hospitals, physicians and other health care providers in appropriate numbers and at locations appropriate for our members in our geographic markets. In any particular market, however, providers could refuse to contract, demand higher payments or take other actions that could result in higher health care costs. In some markets, there may be a shortage of certain essential providers, such as obstetrics, due to major increases in medical malpractice insurance premiums or unavailability of such insurance. In some markets, certain providers, particularly hospitals, physician/hospital organizations or multi-specialty physician groups, may have significant market positions or near monopolies. If any of our key providers refuse or are otherwise unavailable to contract with us, use their market position to negotiate more favorable contracts or otherwise place us at a competitive disadvantage, our operating results could be adversely affected. Some non-contracted providers may demand payment at their full billed charges for emergency services, and will not accept the otherwise applicable Medicaid payment rates, or disputes may arise over whether certain emergency services must be rendered to our Medicaid or SCHIP beneficiaries under the U.S. Emergency Medical Treatment and Active Labor Act, or EMTALA. Such increased payments or disputes could adversely affect our operating results.

Our provider arrangements with primary care physicians, specialists and hospitals in our networks usually have one-year terms and automatically renew for successive one-year periods, subject to termination for cause by us based on uncured material breach by the provider, other specific provider conduct or other specific reasons. These contracts generally may also be cancelled by either party without cause upon 30 days to nine months prior written notice. We may be unable to continue to renew such contracts or enter into new contracts enabling us to service our members profitably. We will be required to establish acceptable provider networks prior to entering new markets. Although we have established long-term relationships with many of our network providers, we may be unable to enter into agreements with providers in new markets on a timely basis or under favorable terms. If we are unable to retain our current provider contracts or enter into new provider contracts timely or on favorable terms, our profitability could decline.

Negative publicity regarding the managed care industry may adversely affect our business and operating results.

In recent years, the managed care industry has received considerable negative publicity. This publicity has led to increased review of industry practices, legislation, regulation and litigation. These factors may adversely affect our ability to market our services, require us to change our procedures or services, and increase the regulatory burdens under which we operate, further increasing the costs of doing business and adversely affecting our operating results.

Claims relating to medical malpractice and other litigation could cause us to incur significant expenses.

Our providers involved in medical care decisions may be exposed to the risk of medical malpractice claims. Although our network providers are independent contractors, providers at our primary care clinics in California are our employees for whose acts we may be liable as an employer. Claimants also frequently allege that the managed care organization should be held responsible for alleged malpractice by the independent contractor providers. In addition, managed care organizations may be sued directly for various types of alleged negligence, for example, in connection with the credentialling of network providers or improper denials or delay of care. Finally, Congress as well as several states are considering legislation that would permit managed care organizations to be held liable for negligent treatment decisions or benefits coverage determinations. If this or similar legislation were enacted, claims of this nature could result in substantial damage awards against us and our providers that could exceed the limits of any applicable medical malpractice insurance coverage. Successful malpractice or tort claims asserted against us, our providers or our employees could adversely affect our financial condition and profitability.

In addition to medical malpractice claims, we may be subject to other costly litigation. We maintain errors and omissions insurance in the amount of $5 million per occurrence and in aggregate for each policy year, medical malpractice insurance for our clinics in the amount of $5 million per occurrence and an annual aggregate limit of $10 million, and such other lines of coverage as we believe are reasonable in light of our experience to date. However, this insurance may not be sufficient or available at a reasonable cost to protect us from damage awards or other liabilities. Even if any claims brought against us were unsuccessful or without merit, we would have to defend ourselves against such claims. The defense of any such actions may be time-consuming and costly, and may distract our management’s attention. As a result, we may incur significant expenses and may be unable to effectively operate our business.

Our primary care clinics may expose us to liability.

As an operator of primary care clinics, we may be subject to increased exposure to liability for acts or injuries occurring on our premises. In addition, as a direct employer of physicians and ancillary medical personnel, we may experience increased exposure to liability for acts or omissions by those employees. As a result of such exposure, we may incur significant expenses and may be unable to effectively operate our business.

Growth in the number of Medicaid beneficiaries may be countercyclical, which could cause our operating results and stock price to decline when general economic conditions are improving.

The number of persons eligible to receive Medicaid benefits has historically increased more rapidly during periods of rising unemployment, corresponding to less favorable general economic conditions. Conversely, this number may grow more slowly or even decline if economic conditions improve. Therefore, improvements in general economic conditions may cause our membership levels and profitability to decrease, which could lead to decreases in our operating income and stock price during periods in which stock prices in general are increasing.

Growth in the number of Medicaid beneficiaries during economic downturns could cause our operating results and stock price to decline if state and federal budgets decrease or do not increase.

Less favorable economic conditions may cause our membership to increase as more people become eligible to receive Medicaid benefits. However, during such economic downturns, state and federal budgets could decrease, causing states to attempt to cut health care programs, benefits and rates. If federal or state funding were decreased while our membership was increasing, our results of operations would be negatively affected and our stock price could decline.

Our business depends on our information systems, and our inability to effectively integrate and manage our information system could disrupt our operations.

Our business is dependent on effective information systems that assist us in, among other things, monitoring utilization and other cost factors, supporting our health care management techniques, processing provider claims and providing data to our regulators. Our providers also depend upon our information systems for membership verifications, claims status and other information. If we experience a reduction in the performance, reliability or availability of our information systems, our operations and ability to produce timely and accurate reports could be adversely impacted.

Our information systems and applications require continual maintenance, upgrading and enhancement to meet our operational needs. Moreover, our acquisition activity requires transitions to or from, and the integration of, various information systems. We regularly upgrade and expand our information systems capabilities. If we experience difficulties with the transition to or from information systems or are unable to properly implement, maintain or expand our system, we could suffer, among other things, from operational disruptions, loss of members, difficulty in attracting new members, regulatory problems and increases in administrative expenses.

In addition, our information system software is leased from a third party. If the owner of the software were to become insolvent and fail to support the software, our operations may suffer.

We have not completed implementation of our disaster recovery plan.

A significant portion of our information systems are located in Long Beach, California. We do not maintain a redundant site, although one is currently under construction in Pomona, California. We expect this back-up site to be operational in January 2003. Until our back-up site is operational, we are subject to increased risks from localized telecommunications, Internet and systems failure, which would negatively impact our business operations.

System failures and capacity constraints could result in a reduction of our services and hinder our regulatory compliance.

Our ability to provide acceptable levels of patient and provider service and regulatory reporting largely depends on the efficient and uninterrupted operation of our hardware, software and network infrastructure. Inadequacies in the performance and reliability of our information systems or external communication systems could result in interruptions in the availability of some or all of our services or increase response times for effecting patient and provider communications and regulatory reporting. This could lead to patient, provider and regulator dissatisfaction, loss of patients and providers and damage to our reputation, which could materially adversely affect our business, financial condition and results of operations.

Our systems and operations may be vulnerable to damage or interruption from:

•	power loss, telecommunications or network failures, operator negligence, improper operation by employees, physical break-ins and other similar events,

•	unauthorized access or electronic break-ins, or “hacking,” and

•	computer viruses.

Breaches of our security systems could have a material adverse impact on our business and operations.

Our business requires the secure transmission of confidential information over public networks. Advances in computer capabilities, new discoveries in the field of cryptography or other events or developments could result in compromises or breaches of our security systems and client data stored in our information systems. Anyone who circumvents our security measures could misappropriate our confidential information or cause interruptions in services or operations. The Internet is a public network, and data is sent over this network from many sources. In the past, computer viruses or software programs that disable or impair computers, have been distributed and have rapidly spread over the Internet. Computer viruses could theoretically be introduced into our systems, or those of our providers or regulators, which could disrupt our operations, or make our systems inaccessible to our providers or regulators. We may be required to expend significant capital and other resources to protect against the threat of security breaches or to alleviate problems caused by breaches. Because of the confidential health information we store and transmit, security breaches could expose us to a risk of regulatory action, litigation, possible liability and loss. Our security measures may be inadequate to prevent security breaches, and our business operations would be negatively impacted by cancellation of contracts and loss of members if they are not prevented.

Risks Associated With This Offering

There has been no public market, and we cannot guarantee that a trading market will develop or be maintained, for our common stock, and you may not be able to resell shares of our common stock for an amount equal to or more than your purchase price.

Prior to this offering there has not been a public market for our common stock. We cannot predict the extent to which a trading market will develop or how liquid that market might become, or whether it will be maintained. The initial public offering price will be determined by negotiation between the representatives of the underwriters and us and may not be indicative of prices that will prevail in the trading market. If an active trading market fails to develop or be maintained you may be unable to sell the shares of common stock purchased in this offering at an acceptable price or at all.

Volatility of our stock price could adversely affect stockholders.

The market price of our common stock could fluctuate significantly as a result of:

•	state and federal budget decreases,

•	adverse publicity regarding HMOs and other managed care organizations,

•	government action regarding eligibility,

•	changes in government payment levels,

•	changes in state mandatory programs,

•	changes in expectations as to our future financial performance or changes in financial estimates, if any, of public market analysts,

•	announcements relating to our business or the business of our competitors,

•	conditions generally affecting the managed care industry or our provider networks,

•	the success of our operating or acquisition strategy,

•	the operating and stock price performance of other comparable companies,

•	the termination of our Medicaid or SCHIP contracts with state or county agencies, or subcontracts with other Medicaid managed care organizations that contract with such state or county agencies,

•	regulatory or legislative change, and

•	general economic conditions, including inflation and unemployment rates.

Investors may not be able to resell their shares of our common stock following periods of volatility because of the market’s adverse reaction to such volatility. In addition, the stock market in general has been highly volatile recently. During this period of market volatility, the stocks of health care companies also have been highly volatile and have recorded lows well below their historical highs. Our stock may not trade at the same levels as the stock of other health care companies and the market in general may not sustain its current prices.

You will experience immediate and significant dilution in the book value per share and will experience further dilution with the future exercise of stock options.

If you purchase common stock in this offering, you will incur immediate dilution, which means that:

•
you will pay a price per share that exceeds by $            the per share pro forma net tangible book value of our assets immediately following the offering (on a pro forma basis as of September 30, 2002), after giving effect to the exercise of vested options to purchase shares of common stock, and

•	the investors in the offering will have contributed % of the total amount to fund us but will own only % of our outstanding shares of our common stock.

As of September 30, 2002, we had outstanding options to purchase 1,493,560 shares of our common stock, of which 1,087,800 were vested. On November 7, 2002, 735,200 of the options were settled with two executives through cash payments of $8,683,400. All previously unvested options will vest upon the closing of this offering. From time to time, we may issue additional options to employees pursuant to our equity incentive plans. These options generally vest commencing one year from the date of grant and continue vesting over a three to five year period. Once these options vest, you will experience further dilution as these stock options are exercised by their holders.

Our management has broad discretion to spend the net proceeds of this offering and may spend the proceeds in ways with which you may not agree.

Our business plan is general in nature and is subject to change based upon changing conditions and opportunities. Our management will retain broad discretion to expend a significant portion of the net proceeds of this offering. Because of the number and variability of factors that will determine the use of these proceeds, our actual allocation of the proceeds may vary substantially from our current intentions. If management fails to use the proceeds effectively, our operating results could suffer. See “Use of Proceeds” below for a more detailed description of how management intends to apply the proceeds from this offering.

Future sales, or the availability for sale, of our common stock may cause our stock price to decline.

In connection with this offering, we, along with our officers, directors, stockholders and optionholders, will have agreed prior to the commencement of this offering, subject to limited exceptions, not to sell or transfer any shares of common stock for 180 days after the date of this prospectus without the underwriters’ consent. However, the underwriters may release these shares from these restrictions at any time. In evaluating whether to grant such a request, the underwriters may consider a number of factors with a view toward maintaining an orderly market for, and minimizing volatility in the market price of, our common stock. These factors include, among others, the number of shares involved, recent trading volume and prices of the stock, the length of time before the lock-up expires and the reasons for, and the timing of, the request. We cannot predict what effect, if any, market sales of shares held by any stockholder or the availability of these shares for future sale will have on the market price of our common stock.

Based on shares outstanding as of September 30, 2002, a total of                  shares of common stock may be sold in the public market by existing stockholders 181 days after the date of this prospectus, subject to applicable volume and other limitations imposed under federal securities laws. Sales of substantial amounts of our common stock in the public market after the completion of this offering, or the perception that such sales could occur, could adversely affect the market price of our common stock and could materially impair our future ability to raise capital through offerings of our common stock. See “Shares Eligible for Future Sale” below for a more detailed description of the restrictions on selling shares of our common stock after this offering.

Our directors and officers and members of the Molina family will own a majority of our capital stock, decreasing your influence on stockholder decisions.

Upon completion of this offering, our executive officers and directors will, in the aggregate, beneficially own approximately        % of our capital stock. Members of the Molina family (some of whom are also officers or directors) will, in the aggregate, beneficially own approximately        % of our capital stock, either directly or in trusts of which members of the Molina family are trustees, beneficiaries or both. As a result, Molina family members, acting themselves or together with our officers and directors, will have the ability to influence our management and affairs and the outcome of matters submitted to stockholders for approval, including the election and removal of directors, amendments to our charter and any merger, consolidation or sale of all or substantially all of our assets.

It may be difficult for a third party to acquire our company, which could inhibit stockholders from realizing a premium on their stock price.

Delaware corporate law, state laws to which we are subject and our certificate of incorporation and bylaws contain provisions that could have the effect of delaying, deferring or preventing a change in control of our company that stockholders may consider favorable or beneficial. These provisions could discourage proxy contests and make it more difficult for you and other stockholders to elect directors and take other corporate actions. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include:

•	a staggered board of directors, so that it would take three successive annual meetings to replace all directors,

•	prohibition of stockholder action by written consent,

•	advance notice requirements for the submission by stockholders of nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at a meeting, and

•	a stockholder rights plan.

In addition, changes of control are often subject to state regulatory notification, and in some cases, prior approval.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. These forward-looking statements are often accompanied by words such as “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “seek,” “goal,” “may,” “will,” and similar expressions. These statements include, without limitation, statements about our market opportunity, our growth strategy, competition, expected activities and future acquisitions and investments and the adequacy of our available cash resources. These statements may be found in the sections of this prospectus entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Investors are cautioned that matters subject to forward-looking statements involve risks and uncertainties, including economic, regulatory, competitive and other factors that may affect our business. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions.

Actual results may differ from projections or estimates due to a variety of important factors. Our results of operations and projections of future earnings depend in large part on accurately predicting and effectively managing health benefits and other operating expenses. A variety of factors, including competition, changes in health care practices, changes in federal or state laws and regulations or their interpretations, inflation, provider contract changes, new technologies, government-imposed surcharges, taxes or assessments, reduction in provider payments by governmental payors, major epidemics, disasters and numerous other factors affecting the delivery and cost of health care, such as major health care providers’ inability to maintain their operations, may in the future affect our ability to control our medical costs and other operating expenses. Governmental action or business conditions could result in premium revenues not increasing to offset any increase in medical costs and other operating expenses. Once set, premiums are generally fixed for one year periods and, accordingly, unanticipated costs during such periods cannot be recovered through higher premiums. The expiration, cancellation or suspension of our HMO contracts by the federal and state governments would also negatively impact us.

Due to these factors and risks, no assurance can be given with respect to our future premium levels or our ability to control our future medical costs.

From time to time, legislative and regulatory proposals have been made at the federal and state government levels related to the health care system, including but not limited to limitations on managed care organizations (including benefit mandates) and reform of the Medicaid program. Such legislative and regulatory action could have the effect of reducing the premiums paid to us by governmental programs or increasing our medical costs. We are unable to predict the specific content of any future legislation, action or regulation that may be enacted or when any such future legislation or regulation will be adopted. Therefore, we cannot predict accurately the effect of such future legislation, action or regulation on our business.

USE OF PROCEEDS

We estimate that we will receive net proceeds from the sale of the shares of common stock in this offering of $            million, assuming an initial public offering price of $            per share (the midpoint of the range) and after deducting estimated underwriting discounts and commissions and estimated offering expenses. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds will be $        million.

The principal purposes of this offering are to obtain additional capital, to create a public market for our common stock and to facilitate future access to public debt and equity markets. As of the date of this prospectus, we have no specific plans to use the net proceeds from this offering other than as set forth below:

•	pursue selective acquisitions of health plans and contracts for government sponsored health programs in existing and new markets,

•	increase our enrollment in existing markets through enrollment initiatives, and

•	general corporate purposes, including working capital.

We have not determined the amount of net proceeds to be used specifically for the foregoing purposes. As a result, management will have broad discretion over the use of the proceeds from this offering. Pending any such uses, we intend to invest the net proceeds in interest bearing securities.

DIVIDEND POLICY

We have in the past declared and paid cash dividends on our common stock. The dividends declared were $0 in 2001, $1,000,000 in 2000 and $0 in 1999, 1998 and 1997. We currently anticipate that we will retain any future earnings for the development and operation of our business. Accordingly, we do not anticipate declaring or paying any cash dividends in the foreseeable future.

Our ability to pay dividends is dependent on cash dividends from our subsidiaries. Laws of the states in which we operate or may operate, as well as requirements of the government sponsored health programs in which we participate, limit the ability of our subsidiaries to pay dividends to us. In addition, if we enter into a credit facility as currently contemplated, the terms of that facility may also limit our ability to pay dividends.

CAPITALIZATION

The following table shows our cash, cash equivalents and capitalization, as of September 30, 2002:

•	on an actual basis, unadjusted for any exercise of outstanding options, and

•
on an as adjusted basis to reflect the issue and sale of                  shares of common stock by us in this offering at an assumed initial offering price of $            per share less estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read the following table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	September 30, 2002
	Actual	As Adjusted
	(dollars in thousands, except per share data)
Cash and cash equivalents	$130,601

Long-term debt (including current maturities)	3,363
Stockholders’ equity
Common stock, $0.001 par value; 80,000,000 shares authorized; 20,000,000 shares issued and outstanding, actual; issued and outstanding, as adjusted	5
Preferred stock, $0.001 par value; 20,000,000 shares authorized; no shares issued and outstanding, actual or as adjusted	—
Retained earnings	90,354

Total stockholders’ equity	90,359

Total capitalization	93,722

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of common stock after giving effect to this offering.

Our pro forma net tangible book value as of September 30, 2002 was $85.1 million or $4.04 per share of common stock after giving effect to the exercise of options to purchase shares of common stock that were vested as of September 30, 2002. Pro forma net tangible book value per share is determined by dividing net tangible book value, which is our total tangible assets less total liabilities, by the pro forma number of shares of common stock outstanding. Assuming the sale of shares of common stock in this offering at an assumed initial public offering price of $            per share, our pro forma as adjusted net tangible book value as of September 30, 2002 would have been $            million, or $            per share of common stock. This represents an immediate increase in the pro forma net tangible book value of $            per share to our existing stockholders and an immediate dilution in the pro forma net tangible book value of $            per share to new investors purchasing shares in this offering.

Dilution per share represents the difference between the price per share to be paid by new investors and the pro forma as adjusted net tangible book value per share immediately after this offering. The following table illustrates this dilution on a per share basis.

Assumed initial public offering price per share	$

Pro forma net tangible book value per share as of September 30, 2002		$4.04
Increase per share attributable to this offering	$

Pro forma as adjusted net tangible book value per share after this offering	$

Dilution per share to new investors	$

The following table sets forth, on a pro forma basis to reflect the adjustments described above, as of September 30, 2002, the total consideration paid to us and the average price per share paid by existing stockholders and by new investors purchasing shares of common stock in this offering at an assumed initial public offering price of $            per share, before deducting the estimated underwriting discounts and commissions and estimated offering expenses:

	Shares Purchased		Total Consideration
	Amount	Percent	Amount	Percent
Existing Stockholders		%	$	%

New Investors		%	$	%

Total		100%		$100%

As of September 30, 2002, we had outstanding options to purchase 1,493,560 shares of common stock with a weighted average exercise price of $2.28 per share, of which 1,087,800 were vested. On November 7, 2002, 735,200 options were settled with two executives through cash payments totaling $8,683,400. All previously unvested options will become fully vested upon the closing of this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data for the five years ended December 31, 2001 are derived from our audited consolidated financial statements. The financial data for the nine-month periods ended September 30, 2001 and 2002 are derived from our unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the nine months ended September 30, 2002 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2002. The data should be read in conjunction with our consolidated financial statements, related notes, and other financial information included herein.

	Year Ended December 31,					Nine Months Ended September 30,
	1997	1998	1999	2000(1)	2001(1)	2001(1)	2002(1)
	(dollars in thousands, except per share data)

Statements of Income Data:
Revenue:
Premium revenue	$113,799	$132,117	$181,929	$324,300	$499,471	$368,245	$465,716
Other operating revenue	2,383	2,911	2,358	1,971	1,402	1,138	1,484
Investment income	753	863	1,473	3,161	2,982	2,488	1,330

Total operating revenue	116,935	135,891	185,760	329,432	503,855	371,871	468,530
Expenses:
Medical care costs	106,166	116,149	148,138	264,408	408,410	300,667	386,572
Marketing, general and administrative expenses	10,778	12,708	18,511	38,701	42,822	31,392	37,844
Depreciation and amortization	1,258	1,333	1,625	2,085	2,407	1,760	2,669

Total expenses	118,202	130,190	168,274	305,194	453,639	333,819	427,085

Operating income (loss)	(1,267)	5,701	17,486	24,238	50,216	38,052	41,445
Total other expense, net	(54)	(1,051)	(1,190)	(197)	(561)	(521)	(269)

Income (loss) before income taxes	(1,321)	4,650	16,296	24,041	49,655	37,531	41,176
Provision (benefit) for income taxes	(325)	2,157	6,576	9,156	19,453	14,703	15,576

Income (loss) before minority interest	(996)	2,493	9,720	14,885	30,202	22,828	25,600
Minority interest	—	68	(267)	79	(73)	97	—

Net income (loss)	(996)	2,561	9,453	14,964	30,129	22,925	25,600

Diluted net income (loss) per share	(0.05)	0.13	0.47	0.73	1.46	1.11	1.24

Cash dividends declared per share	—	—	—	0.05	—	—	—

Weighted average number of common shares and potential dilutive common shares outstanding (2)	20,000,000	20,000,000	20,173,000	20,376,000	20,572,000	20,561,000	20,720,000

Operating Statistics:
Medical care ratio (3)	91.4%	86.0%	80.4%	81.0%	81.5%	81.4%	82.7%
Marketing, general and administrative expense ratio (4)	9.2%	9.4%	10.0%	11.7%	8.5%	8.4%	8.1%
Members (5)	110,000	162,000	199,000	298,000	405,000	388,000	478,000

	As of December 31,					As of September 30,
	1997	1998	1999(1)	2000(1)	2001(1)	2002 Actual(1)	2002 As Adjusted(6)
	(dollars in thousands, except per share data)
Balance Sheet Data:
Cash and cash equivalents	$5,745	$6,251	$26,120	$45,785	$102,750	$130,601
Total assets	30,300	38,223	101,636	102,012	149,620	195,992
Long-term debt (including current maturities)	1,000	57	17,296	3,448	3,401	3,363
Total liabilities	21,661	27,028	80,991	67,405	84,861	105,633
Stockholders’ equity	8,639	11,195	20,645	34,607	64,759	90,359

(1)
The balance sheet and operating results of the Washington health plan have been included in the consolidated balance sheet as of December 31, 1999, the date of acquisition, and in each of the consolidated statements of income for periods thereafter.

(2)
The weighted average number of common shares and potential dilutive common shares outstanding for 1999 and prior has been adjusted to reflect a share exchange in 1999 in which each share of Molina Healthcare of California (formerly Molina Medical Centers) was exchanged for 5,000 shares of Molina Healthcare, Inc. (formerly American Family Care, Inc.), and Molina Healthcare, Inc. became the parent company.

(3)
Medical care ratio represents medical care costs as a percentage of premium and other operating revenue. Other operating revenue includes revenues related to our California clinics and reimbursements under various risks and savings sharing programs.

(4)	Marketing, general and administrative expense ratio represents such expenses as a percentage of total operating revenue.
(5)	Number of members at end of period.
(6)
The as adjusted data give effect to our receipt of the net proceeds from the sale of         shares of common stock offered by us at an assumed offering price of $            per share (the mid-point of the range) after deducting estimated underwriting discounts and commissions and estimated offering expenses.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the “Selected Consolidated Financial Data” and the accompanying consolidated financial statements and the notes to those statements appearing elsewhere in this prospectus. The following discussion contains forward-looking statements based upon current expectations and related to future events and our future financial performance that involve risks and uncertainties. Our actual results and timing of events could differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth under “Risk Factors,” “Forward-Looking Statements” and “Business” and elsewhere in this prospectus.

Overview

We are a multi-state managed care organization that arranges for the delivery of health care services to persons eligible for Medicaid and other programs for low-income families and individuals. Our objective is to become the leading managed care organization in the United States focused primarily on serving people who receive health care benefits through state-sponsored programs for low income populations.

The following outlines significant milestone events for our company:

1980-1982	We opened three primary care clinics in Long Beach, California, providing health care to Medicaid beneficiaries.

1985	We obtained contracts to provide managed care services on a risk-sharing basis with the state of California.

1989	We purchased nine primary care clinics in California.

1994	We obtained an HMO license in California and were awarded a contract to participate in the state’s managed care program for Sacramento County.

1995
We successfully negotiated Medicaid contracts for the counties with three of the largest Medicaid populations in California — San Bernardino, Riverside and Los Angeles (as a subcontractor to Health Net, Inc.).

1997	We established operations in Utah.

1998-1999	We acquired a minority interest in the predecessor companies to our Michigan health plan in 1998. In May 1999, we acquired a controlling interest in that plan.

1999	We acquired our Washington health plan, giving us an additional 60,000 members.

2001	Our enrollment reached 405,000 members at December 31, 2001.

We generate revenues primarily from premiums we receive from the states in which we operate. In 2001 we received approximately 93% of our premium revenue as a fixed amount per member per month, or PMPM, pursuant to our contracts with state Medicaid agencies and other managed care organizations with which we operate as a subcontractor. These are recognized as premium revenue during the period in which we are obligated to provide services to our members. We also received approximately 7% of our premium revenue from the Medicaid programs in Washington, Michigan and Utah for newborn deliveries, or birth income, on a per case basis.

Membership growth has been the primary reason for our increasing revenues. We have increased our membership through both internal growth and acquisitions. The following table sets forth the approximate number of members in each of our service areas in the periods presented.

	As of December 31,			As of September 30, 2002
Market	1999	2000	2001
California	168,000	184,000	229,000	252,000
Michigan	23,000	22,000	26,000	29,000
Utah	8,000	13,000	16,000	40,000
Washington	—(1)	79,000	134,000	157,000

Total	199,000	298,000	405,000	478,000

(1)	We acquired the Washington health plan on December 31, 1999, which had approximately 60,000 members on the date of acquisition.

Our operating expenses include expenses related to medical care services and marketing, general and administrative, or MG&A, costs. Our results of operations depend on our ability to effectively manage expenses related to health benefits and accurately predict costs incurred.

Expenses related to medical care services include two components: direct medical expenses and medically related administrative costs. Direct medical expenses include payments to physicians, hospitals and providers of ancillary medical services, such as pharmacy, laboratory and radiology services. Medically related administrative costs include expenses relating to health education, quality assurance, case management, disease management, 24 hour on-call nurses, member services and compliance. For the year ended December 31, 2001, approximately 72% of our direct medical expenses were related to fees paid to providers on a fee-for-service basis with the balance paid on a capitation basis. Physician providers not paid on a capitated basis are paid on a fee schedule set by the state or our contracts with our providers. We pay hospitals in a variety of ways, including fee-for-service, per diems, diagnostic related groups, or DRGs, and case rates.

Medical care costs include estimates of medical expenses incurred but not reported, or IBNR. Monthly, we estimate our IBNR based on a number of factors, including prior claims experience, inpatient hospital utilization data and prior authorization of medical services. As part of this review, we also consider estimates of amounts to cover uncertainties related to fluctuations in provider billing patterns, claims payment patterns, membership and medical cost trends. These estimates are adjusted monthly as more information becomes available. We use the service of independent actuaries to review our estimates monthly and certify them quarterly. We believe our process for estimating IBNR is adequate, but there can be no assurance that medical care costs will not exceed such estimates.

MG&A costs are largely comprised of wage and benefit costs related to our employee base and other administrative expenses. Some of these services are provided locally, while others are delivered to our health plans from a centralized location. The major centralized functions are claims processing, information systems, finance and accounting and legal and regulatory. Locally provided functions include marketing, plan administration and provider relations. Included in MG&A expenses are premium taxes for the Washington health plan as the state of Washington assesses taxes based on premium revenue rather than income.

Results of Operations

The following table sets forth selected operating ratios. All ratios with the exception of the medical care ratio are shown as a percentage of total operating revenue. The medical care ratio is shown as a percentage of premium and other operating revenue because there is a direct relationship between the premiums and other operating revenue earned and the cost of health care.

	Year Ended December 31,			Nine Months Ended September 30,
	1999	2000	2001	2001	2002
Premium revenue	97.9%	98.4%	99.1%	99.0%	99.4%
Other operating revenue	1.3%	0.6%	0.3%	0.3%	0.3%
Investment income	0.8%	1.0%	0.6%	0.7%	0.3%

Total operating revenue	100.0%	100.0%	100.0%	100.0%	100.0%

Medical care ratio	80.4%	81.0%	81.5%	81.4%	82.7%
Marketing, general and administrative expenses	10.0%	11.7%	8.5%	8.4%	8.1%
Operating income	9.4%	7.4%	10.0%	10.2%	8.9%
Net income	5.1%	4.5%	6.0%	6.2%	5.5%

Nine Months Ended September 30, 2002 Compared to Nine Months Ended September 30, 2001

Premium Revenue

Premium revenue for the nine months ended September 30, 2002 increased 26.5% to $465.7 million from $368.2 million for the same period of the prior year. The increase was attributed to membership growth of 23.2% to 478,000 members at September 30, 2002 from 388,000 members at the same date of the prior year, rate increases provided in California, Washington and Utah and increased revenues under the revised contract with the state of Utah which became effective July 1, 2002.

Medical Care Costs

Medical care costs for the nine months ended September 30, 2002 increased 28.6% to $386.6 million from $300.7 million for the same period of the prior year. The increase in costs is primarily attributed to the 23.2% growth in membership. The medical care ratio for the nine months ended September 30, 2002 increased to 82.7% from 81.4% for the same period of the prior year. The increase in medical care ratio is due to overall increase in inpatient and specialty costs in California, Washington and Utah. Increased specialty costs are primarily due to an increase in emergency room visits and outpatient surgeries. The increased costs in Utah were partially offset by higher revenues under the stop-loss guarantee contract which became effective July 1, 2002.

Marketing, General and Administrative Expenses

MG&A expenses for the nine months ended September 30, 2002 increased 20.6% to $37.8 million from $31.4 million for the same period of the prior year. The $6.4 million increase was primarily due to an increase in the number of employees required to support our membership growth. Our MG&A expense ratio was 8.1% for the nine months ended September 30, 2002, which is lower than the 8.4% experienced in the same period of the prior year.

Provision for Income Taxes

Income taxes totaled $15.6 million in the nine months ended September 30, 2002, resulting in an effective tax rate of 37.8%. Income taxes totaled $14.7 million for the nine months ended September 30, 2001, resulting in an effective tax rate of 39.2%. The reduction in the effective tax rate is due to increased earnings generated from

Washington which is not subject to state income taxes but instead assesses taxes based on premium revenue. Premium taxes are included in MG&A expenses.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Premium Revenue

Premium revenue for 2001 increased 54.0% to $499.5 million from $324.3 million in 2000. The increase was attributed to membership growth of 35.9% to 405,000 members at December 31, 2001 from 298,000 members at the same date of the prior year. Membership grew in all of our plans during this period, but the increases were most significant in Washington and California, where membership grew 69.6% and 24.5%, respectively. Membership growth in Washington also contributed to increased consolidated revenue as premiums on a per member per month basis are higher in Washington than in California. Additionally, birth income, which is included in premium revenue, increased $18.6 million in 2001 as compared to 2000 as a result of higher enrollment.

Medical Care Costs

Medical care costs for 2001 increased 54.5% to $408.4 million from $264.4 million in 2000. The increase in costs is largely attributable to growth in membership. Our medical care ratio for 2001 increased to 81.5% from 81.0% in 2000 due to increased specialty utilization and higher inpatient costs per day per member in California, and higher medical utilization in Utah.

Marketing, General and Administrative Expenses

MG&A expenses in 2001 increased 10.6% to $42.8 million from $38.7 million in 2000. As a percentage of total operating revenue, MG&A decreased from 11.7% to 8.5%. The growth in expenses was due to increased state premium taxes incurred by our Washington health plan due to enrollment increases and additional administrative expenses in supporting membership growth, partially offset by reduced expenses associated with our systems conversion, which we completed in 2000.

Provision for Income Taxes

Income taxes totaled $19.5 million in 2001, resulting in an effective tax rate of 39.2%. Income taxes totaled $9.2 million for 2000, resulting in an effective tax rate of 38.1%. The lower tax rate in 2000 resulted from the reversal of a $645,000 non-deductible accrual.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Premium Revenue

Premium revenue for 2000 increased 78.3% to $324.3 million from $181.9 million in 1999. The increase was primarily attributed to the Washington health plan acquisition which increased 2000 premium revenue by $102.6 million. Excluding the Washington health plan acquisition, premium revenue for 2000 increased 21.9%. Contributing to the growth in premium revenue were membership growth and rate increases in California and Utah, the acquisition of the majority interest in our Michigan health plan and a subsequent increase in services offered under that plan.

Medical Care Costs

Medical care costs for 2000 increased 78.5% to $264.4 million from $148.1 million in 1999. The increase in costs is largely attributable to the addition of the Washington health plan (which accounts for $84.0 million of the medical care costs) and the remainder is largely due to membership growth primarily in California. Our medical care ratio for 2000 increased to 81.0% from 80.4% in 1999. This was primarily the result of the acquisition of the Washington health plan which carried a higher medical care ratio in 2000 than our overall medical care ratio in 1999, but that was largely offset by a reduction of the medical care ratio in California in 2000.

Marketing, General and Administrative Expenses

MG&A expenses in 2000 increased 109.1% to $38.7 million from $18.5 million in 1999. Our MG&A expense ratio was 11.7% for 2000 compared to 10.0% in 1999. Of the $20.2 million increase in 2000, approximately $14.5 million is attributable to administrative costs associated with the Washington health plan which was acquired on December 31, 1999, and the balance is largely attributable to the one-time expenses relating to the conversion of our Washington health plan to our information and accounting systems.

Provision for Income Taxes

Income taxes totaled $9.2 million in 2000, resulting in an effective tax rate of 38.1%. Income taxes totaled $6.6 million for 1999, resulting in an effective tax rate of 40.4%. The lower 2000 effective tax rate resulted from a higher proportion of our consolidated income earned by our Washington health plan in 2000, which is not subject to state income taxes and the reversal of a $645,000 non-deductible accrual. In 1999, all of our income was subject to state income taxes. In addition, we recorded a $1.0 million non-deductible accrual, although the higher tax rate was partially offset by an increase in the recorded value of net operating loss benefits available to us.

Liquidity and Capital Resources

Since our formation, we have principally financed our operations and growth through internally generated funds. We generate cash from premium revenue, services provided on a fee-for-service basis at our clinics and investment income. Our primary uses of cash include the payment of expenses related to medical care services and MG&A expenses. From time to time, we may need to raise capital, and draw on the credit facility we intend to procure prior to the closing of this offering, to fund planned geographic and product expansion and for acquisitions of health care businesses. We generally receive premium revenue in advance of payment of claims for related health care services.

Our investment policies are designed to provide liquidity, preserve capital and maximize total return on invested assets. As of September 30, 2002, we invested a substantial portion of our cash in a portfolio of highly liquid money market securities. The states in which we operate prescribe the types of instruments in which our subsidiaries may invest their funds. The average portfolio yield for the nine months ended September 30, 2002 was approximately 1.2%.

Net cash provided by operations increased from $15.1 million in 1999 to $21.6 million in 2000 and $61.4 million in 2001. Net cash provided by operations for the nine months ended September 30, 2002 was $34.5 million. The growth in cash from operations was primarily due to increased membership, improved profitability and changes in outstanding receivables and liabilities based on the timing of cash receipts and payments. Because we generally receive premium revenue in advance of payment for the related medical care costs, our cash available has increased during periods when we experienced enrollment growth. Our ability to support the increase in membership with existing infrastructure also allows us to retain a larger portion of the additional premium revenue as profit. At September 30, 2002, we had working capital of $69.6 million as compared to working capital of $20.3 million and $49.1 million at December 31, 2000 and 2001, respectively.

At September 30, 2002, December 31, 2001 and December 31, 2000, cash and cash equivalents were $130.6 million, $102.8 million and $45.8 million, respectively.

Our subsidiaries are required to maintain minimum capital requirements prescribed by various jurisdictions in which we operate. Our restricted investments are invested principally in certificates of deposit and treasury securities with maturities of up to twelve months. As of September 30, 2002, all of our subsidiaries were in compliance with the minimum capital requirements. Barring any change in regulatory requirements, we believe that we will continue to be in compliance with these requirements at least through 2002. We also believe that our cash resources and internally generated funds will be sufficient to support our operations, regulatory requirements and capital expenditures for at least 12 months following this offering.

We intend to secure a $75.0 million credit facility prior to the closing of this offering which we plan to use for general corporate purposes, acquisitions and to finance the purchase of approximately $20.0 million of common stock by our contemplated employee stock ownership plan. There is no assurance that we will be able to secure such a credit facility.

Redemption and Employee Stock Ownership Plan

Prior to the closing of this offering, we intend to complete two transactions with respect to our common stock.

First, we intend to redeem from certain of our stockholders, some of which are trusts, the remainder beneficiaries of which include directors and executive officers, approximately $20.0 million of our common stock using available cash reserves. The terms of the redemption are not yet finalized.

Second, we intend to establish an employee stock ownership plan, ESOP, that will enable eligible employees to acquire ownership interests in our common stock. The ESOP will be administered by an independent trustee. We intend to borrow funds under our proposed credit facility and, in turn, loan the funds to the ESOP trustee for the purchase of approximately $20.0 million of our common stock from certain of our stockholders, including a trust, the remainder beneficiaries of which include directors and executive officers. The terms of the proposed credit facility, the loan to the ESOP trustee and the sale of shares by certain shareholders to the ESOP trustee are not yet finalized.

Regulatory Capital and Dividend Restrictions

Our principal operations are conducted through the four HMOs operating in California, Washington, Michigan and Utah. The HMOs are subject to state laws that, among other things, may require the maintenance of minimum levels of statutory capital, as defined by each state, and restrict the timing, payment and amount of dividends and other distributions that may be paid to their stockholders.

The National Association of Insurance Commissioners, or NAIC, has adopted rules effective December 31, 1998, which, if implemented by the states, set new minimum capitalization requirements for insurance companies, HMOs and other entities bearing risk for health care coverage. The requirements take the form of risk-based capital rules. These new HMO rules, which may vary from state to state, have been adopted in Washington, Michigan and Utah. California has not adopted NAIC risk based capital requirements for HMOs and has not formally given notice of its intention to do so. The NAIC’s HMO rules, if adopted by California, may increase the minimum capital required for that state.

As of September 30, 2002, our HMOs had aggregate statutory capital and surplus of approximately $75.1 million, compared with the required minimum aggregate statutory capital and surplus requirements of approximately $29.6 million. All our HMOs were in compliance with the minimum capital requirements. Barring any change in regulatory requirements, we believe that we will continue to be in compliance with these requirements at least through 2002.

Critical Accounting Policies

Our significant accounting policies are more fully described in Note 2 to our consolidated financial statements. However, one of our accounting policies is particularly important to the portrayal of our financial position and results of operations and requires the application of significant judgment by our management; as a result, it is subject to an inherent degree of uncertainty.

Our medical care costs include estimates for medical care costs incurred but not reported to us, or IBNR. We, together with our independent actuaries, estimate medical claims liabilities using actuarial methods based upon historical data for payment patterns, cost trends, product mix, seasonality, utilization of health care services and other relevant factors. The estimation methods and the resulting reserves are continually reviewed and updated, and adjustments, if necessary, are reflected in the period known. We also record reserves for estimated referral claims related to medical groups under contract with us who are financially troubled or insolvent and who may not be able to honor their obligations for the costs of medical services provided by other providers. In these instances, we may be required to honor these obligations for legal or business reasons. Based on our current assessment of providers under contract with us, such losses are not expected to be significant.

In applying this policy, our management uses judgment to determine the appropriate assumptions to be used in the determination of the required estimates. While we believe our estimates are adequate, it is possible that future events could require us to make significant adjustments or revisions to these estimates. In assessing the adequacy of the medical claims liabilities, we consider our historical experience, terms of existing contracts, our observance of trends in the industry, information provided by our customers and information available from other outside sources as appropriate.

Commitments and Contingencies

We lease office space and equipment under various operating leases, and to a lesser extent, capital lease arrangements. As of September 30, 2002, our combined lease obligations for the next five years and thereafter are as follows: $0.9 million in 2002, $3.0 million in 2003, $2.4 million in 2004, $2.0 million in 2005, $1.7 million in 2006 and an aggregate of $4.7 million in 2007 and thereafter. Subsequent to September 30, 2002, our California subsidiary entered into a lease with the following obligations for the next five years and thereafter: $0.2 million in 2002, $0.9 million in 2003, $0.9 million in 2004, $1.0 million in 2005, $1.0 million in 2006 and an aggregate of $6.9 million in 2007 and thereafter.

Our headquarters building in Long Beach, California is subject to a mortgage as of September 30, 2002 of $3.4 million.

We are not an obligor to or guarantor of any indebtedness of any other party. We are not a party to off balance sheet financing arrangements except for operating leases which are disclosed in the “Commitments and Contingencies” section of our consolidated financial statements appearing elsewhere in this prospectus and the notes thereto. We have made certain advances and loans to related parties which are discussed in the “Related Party Transactions” section of this prospectus and in the consolidated financial statements appearing elsewhere in this prospectus and the notes thereto.

Recent Accounting Pronouncements

In June 2001, Statements of Financial Accounting Standards, or SFAS, No. 141, Business Combinations, was issued which requires that the purchase method of accounting be used for all business combinations completed after June 30, 2001. We have adopted SFAS No. 141.

In June 2001, SFAS No. 142, Goodwill and Other Intangible Assets, was issued which requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested at least annually for impairment. We have adopted SFAS No. 142 effective January 1, 2002. Except for the discontinuance of goodwill amortization, there was no significant impact on our financial position, results of operations or cash flows. For the year ended December 31, 2001, goodwill amortization was $299,000.

In August 2001, SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, was issued which provides updated guidance concerning the recognition and measurement of an impairment loss for certain types of long-lived assets. It also expands the scope of a discontinued operation to include a component of an entity. We have adopted SFAS No. 144 effective January 1, 2002. The adoption of SFAS No. 144 did not affect our financial position, results of operations or cash flows.

Quantitative and Qualitative Disclosures About Market Risk

As of September 30, 2002, we had cash and cash equivalents of $130.6 million and restricted investments of $2.0 million. The cash equivalents consist of highly liquid securities with original maturities of up to three months and the restricted investments consists of interest-bearing deposits required by the respective states in which we operate. These investments are subject to interest rate risk and will decrease in value if market rates increase. All non-restricted investments are maintained at fair market value on the balance sheet. We have the ability to hold these investments to maturity, and as a result, we would not expect the value of these investments to decline significantly as a result of a sudden change in market interest rates. Declines in interest rates over time will reduce our investment income.

Inflation

According to U.S. Bureau of Labor Statistics Data, the national health care cost inflation rate has exceeded the general inflation rate for the last four years. We use various strategies to mitigate the negative effects of health care cost inflation. Specifically, our health plans try to control medical and hospital costs through contracts with independent providers of health care services. Through these contracted providers, our health plans emphasize preventive health care and appropriate use of specialty and hospital services.

While we currently believe our strategies to mitigate health care cost inflation will continue to be successful, competitive pressures, new health care and pharmaceutical product introductions, demands from health care providers and customers, applicable regulations or other factors may affect our ability to control health care costs.

Compliance Costs

HIPAA, the federal law designed to protect health information, contemplates establishment of physical and electronic security requirements for safeguarding health information. HHS has not finalized regulations establishing security requirements for health information, and their publication date is yet to be determined. Due to the uncertainty surrounding the regulatory requirements, implementation of additional systems and programs may be required, the cost of which is unknown to us at this time. Such requirements may lead to additional costs that we have not yet identified.

BUSINESS

Overview

We are a rapidly growing, multi-state managed care organization that arranges for the delivery of health care services to persons eligible for Medicaid and other programs for low-income families and individuals. We were founded in 1980 by C. David Molina, M.D. as a provider organization serving the Medicaid population through a network of primary care clinics in California. We recognized the growing need for the effective management and delivery of health care services to underserved Medicaid beneficiaries and expanded our business to operate as an HMO. We have grown rapidly over the past several years by taking advantage of attractive expansion opportunities. We established a Utah health plan in 1997, and later acquired health plans in Michigan and Washington. As of September 30, 2002, we had approximately 478,000 members.

Low-income families and individuals have distinct social and medical needs and are characterized by their cultural, ethnic and linguistic diversity. From our inception, we have designed the company to work with government agencies to serve low-income populations. Our success has resulted from our expertise in working with government programs, experience with low-income members, 22 years of owning and operating primary care clinics, our cultural and linguistic expertise and our focus on operational and administrative efficiency.

Our annual revenue has increased from $135.9 million in 1998 to $503.9 million in 2001. Over the same period, our net income grew at a greater rate from $2.6 million to $30.1 million due to our effective medical management programs and our ability to leverage fixed costs. In California, our largest market, we have gained market share and increased profitability in an environment characterized by significant competition, heavy regulation and the lowest state Medicaid expenditure rate per beneficiary in the U.S. We believe our experience, administrative efficiency, proven ability to replicate a disciplined business model in new markets and ability to customize local provider contracts position us well for continued growth and success.

Our Industry

Medicaid and SCHIP.    Medicaid provides health care coverage to low-income families and individuals. Each state establishes its own eligibility standards, benefit packages, payment rates and program administration within federal guidelines. In 2001, according to information published by the Kaiser Commission on Medicaid and the Uninsured, Medicaid covered approximately 44.6 million individuals, with 51% of those being children. The federal Centers for Medicare and Medicaid Services, or CMS, estimates that the total health care expenditures for Medicaid and the State Children’s Health Insurance Program, or SCHIP, were $228.0 billion in 2001, $129.8 billion of which were federal funds, and $98.2 billion of which were state funds. CMS projects that total Medicaid and SCHIP outlays will reach $372.9 billion in fiscal year 2007.

SCHIP is a matching program that provides health care coverage to children not otherwise covered by Medicaid or other insurance programs. States have the option of administering SCHIP through their Medicaid programs. SCHIP enrollment reached 4.6 million in 2001, a 38% increase over 2000 enrollment figures. CMS data indicates that by fiscal year 2007 total SCHIP outlays will be $5.0 billion.

The state and federal governments jointly finance Medicaid and SCHIP through a matching program in which the federal government pays a percentage based on the average per capita income in each state and typically exceeds 50%. Federal payments for Medicaid have no set dollar ceiling and are only limited by the amount states are willing to spend. State and local governments pay the share of Medicaid costs not paid by the federal government.

Medicaid Managed Care.    The Medicaid members we serve generally come from diverse cultures and ethnicities. Many have had limited education and do not speak English. Lack of adequate transportation is common.

Under traditional Medicaid programs, health care services are made available to low-income individuals in an uncoordinated manner. These individuals typically have minimal access to preventative care such as immunizations and access to primary care physicians, or PCPs, is limited. As a consequence, treatment is often postponed until medical conditions become more severe, leading to higher utilization of costly emergency room services. In addition, providers are paid on a fee-for-service basis and lack incentives to monitor utilization and control costs.

In response, most states have implemented Medicaid managed care programs to improve access to coordinated health care services including preventive care and to control health care costs. Under Medicaid managed care programs, a health plan is paid a predetermined payment per enrollee for the covered health care services. The health plan, in turn, arranges for the provision of such services by contracting with a network of providers who are responsible for providing a comprehensive range of medical and hospital services. The health plan also monitors quality of care and implements preventive programs, and thereby strives to improve access to care while more effectively controlling costs.

Over the past decade, the federal government has expanded the ability of state Medicaid agencies to explore, and, in many cases, mandate the use of managed care for Medicaid beneficiaries. If Medicaid managed care is not mandatory, individuals entitled to Medicaid may choose either the fee-for-service Medicaid program or a managed care plan, if available. According to information published by CMS, from 1996 to 2001, managed care enrollment among Medicaid beneficiaries has increased from 13.3 million to 20.8 million. All states in which we operate have mandated Medicaid managed care programs in place.

Our Competitive Advantages

We focus on serving low-income families and individuals who receive health care benefits through government-sponsored programs. We believe we are well positioned to capitalize on the growth opportunities in our market.

Experience.    For 22 years we have focused on serving Medicaid beneficiaries as both a health plan and a provider through our clinics. In that time we have developed and forged strong relationships with the constituents whom we serve — members, providers and government agencies. Our ability to deliver quality care, establish and maintain provider networks, and our administrative efficiency have allowed us to compete successfully for government contracts. We have a very strong track record of obtaining and renewing contracts and have developed significant expertise as a government contractor.

Administrative Efficiency.    We have centralized and standardized various functions and practices across all of our health plans to increase administrative efficiency. These include centralized claims processing and information services which operate on a single platform. We have standardized medical management programs, pharmacy benefits management contracts and health education. As a result, we believe our administrative efficiency is among the best in our industry. In addition, we have designed our administrative and operational infrastructure to be scalable for rapid and cost-effective expansion in new and existing markets.

Proven Expansion Capability.    We have successfully developed and then replicated our business model. This has included the acquisition of health plans, the development of new operations and the transition of members from other plans. The establishment of our health plan in Utah reflected our ability to replicate our business model in new states, while the acquisitions in Michigan and Washington demonstrated our ability to acquire and successfully integrate existing health plan operations. For example, since our acquisition in Washington on December 31, 1999, membership increased from approximately 60,000 members to approximately 157,000 members as of September 30, 2002 while profitability also improved. Our plan is now the largest Medicaid managed care plan in the state. In Utah, our health plan is the largest Medicaid managed care plan in the state with 40,000 members as of September 30, 2002, an increase of 24,000 members during the nine month period then ended. Substantially all of the growth was from the successful integration of members from competing multi-product health plans which exited the market.

Flexible Care Delivery Systems.    Our systems for delivery of health care services are diverse and readily adaptable to different markets and changing conditions. We arrange health care services through contracts with providers that include our own clinics, independent physicians and medical groups, hospitals and ancillary providers. Our systems support multiple contracting models, such as fee-for-service, capitation, per diem, case rates and DRGs. Our provider network strategy is to contract with providers that are best suited, based on proximity, culture and experience, to provide services to a low-income population.

We operate 21 company-owned primary care clinics in California. These clinics require low capital expenditures, minimal start-up time and are profitable. Our clinics serve an important role in providing certain communities with access to primary care and provide us with insights into physician practice patterns, first hand knowledge of the unique needs of our members, and a platform to pilot new programs.

Cultural and Linguistic Expertise.    National census data shows that the population is becoming increasingly diverse. We have a 22-year history of developing targeted health care programs for our culturally diverse members and we believe we are well-positioned to successfully serve this growing population. We contract with a diverse network of community-oriented providers who have the capabilities to address the linguistic and cultural needs of our members. We have established cultural advisory committees in all of our major markets that are advised by our full-time cultural anthropologist. We educate employees and providers about the differing needs among members. We develop member education material in a variety of media and languages and ensure that the literacy level is appropriate for our target audience. In addition, our website is accessible in six languages.

Proven Medical Management.    We believe our experience as a provider has helped us improve medical outcomes for our members while resulting in cost savings. We carefully monitor day-to-day medical management in order to provide appropriate care to our members, contain costs and ensure an efficient delivery network. We have developed disease management and health education programs that address the particular health care needs of a culturally diverse, low-income population. We have established pharmacy management programs and policies that have allowed us to manage our pharmaceutical costs effectively. For example, our staff pharmacists educate our providers on the use of generic drugs rather than branded drugs. As a result, we believe our generic utilization rate is among the highest in our industry.

Our Strategy

Our objective is to be the leading managed care organization serving low income families and individuals. To achieve this objective, we intend to:

Focus on serving low income families and individuals.    We believe the Medicaid population, characterized by low income and significant ethnic diversity, requires unique services to meet its health care needs. Our 22 years of experience in serving this community has provided us significant expertise to successfully meet the unique needs of our members. We will continue to focus on serving the beneficiaries of Medicaid and other government-sponsored programs, as our experience, infrastructure and health care programs position us to optimally serve this population.

Increase our membership.    We have grown our membership through a combination of acquisitions and internal growth. Increasing our membership provides the opportunity to grow and diversify our revenues, increase profits, enhance economies of scale from our centralized administrative infrastructure, and strengthen our relationships with providers and government agencies. We will seek to grow our membership by expanding within existing markets and entering new markets.

•
Expand within existing markets.    We expect to grow in existing markets by expanding our service area and provider network, increasing awareness of the Molina brand name, and maintaining positive provider relationships.

•
Enter new markets.    We intend to enter new markets by acquiring existing businesses or building our own operations. We will focus our expansion on markets with strong provider dynamics, a fragmented competitive landscape, significant size and mandated Medicaid managed care enrollment.

Manage medical costs.    We will continue to leverage our information systems, positive provider relationships and experience to further develop and utilize effective medical management and other programs that address the distinct needs of our members. While improving the efficacy of treatment, these programs facilitate the identification of our members with special or particularly high cost needs and help limit the cost of their treatment.

Leverage operational efficiencies.    Our centralized administrative infrastructure, flexible information systems and dedication to controlling administrative costs provide economies of scale. Our existing systems have significant expansion capacity and allow us to integrate new members and expand quickly in new and existing markets.

Our Health Plans

Our health plans are located in California, Washington, Michigan and Utah. An overview of our health plans is outlined in the table below:

Summary of Health Plans as of September 30, 2002

State	Total Members	LTM Operating Revenue (1)	Number of Contracts	Expiration Date
		(in thousands)

California	252,000	$260,723	5	Varies between June 30, 2003 and December 31, 2004
Washington	157,000	$242,902	2	December 31, 2002(2)
Michigan	29,000	$48,425	1	October 1, 2004
Utah	40,000	$46,640	2	June 30, 2004 and June 30, 2006

(1)	Includes premium and other operating revenue for the twelve months ended September 30, 2002.
(2)	On December 16, 2002, our Washington health plan’s contract was extended to December 31, 2003.

Our contracts with state and local governments determine the type and scope of health care services that we arrange for our members. Generally, our contracts require us to arrange for preventive care, office visits, inpatient and outpatient hospital and medical services and limited pharmacy benefits. We are usually paid a negotiated amount per member per month, with the amount varying from contract to contract. We are also paid an additional amount for each newborn delivery in Washington, Michigan and Utah. Our contracts in Washington, Michigan and Utah have higher monthly payments but require us to cover more services. In California, providers of certain high cost services, such as specified organ transplants and pediatric oncology cases, are paid directly by the state. In Washington, the Social Security Income program retains financial responsibility for medical care provided to Medicaid beneficiaries that meet specific health and financial status qualifications. In general, either party may terminate our state contracts with or without cause upon 30 days to nine months prior written notice. In addition, most of these contracts contain renewal options that are exercisable by the state.

California.    Molina Healthcare of California has the third largest enrollment of Medicaid beneficiaries among non-governmental health plans in the state. We arrange health care services for our members either as a direct contractor to the state or through subcontracts with other health plans. Our plan serves counties with three of the largest Medicaid populations in California—Riverside, San Bernardino and Los Angeles Counties—as well as Sacramento and Yolo Counties.

Washington.    Acquired in December 1999 from Health Net, Inc., Molina Healthcare of Washington, Inc. is now the largest Medicaid managed health plan in the state. Our plan has grown from approximately 60,000 members at the time of the acquisition to approximately 157,000 members at September 30, 2002. We serve members in 27 of the state’s 39 counties. Effective July 1, 2002, we acquired approximately 13,000 members in Washington in an assignment of contract from Aetna US Healthcare, Inc. for cash consideration.

Michigan.    We originally acquired a minority investment in a Medicaid-only health plan exempt from HMO licensure requirements in 1998. In 1999 we purchased the remaining shares, and in 2000 we became licensed as an HMO under our subsidiary, Molina Healthcare of Michigan, Inc. We serve the metropolitan Detroit area, as well as nearly 30 other counties throughout Michigan. Effective October 1, 2002, we began serving approximately 6,000 additional members as a result of the exit of another plan from the market.

Utah.    Molina Healthcare of Utah, Inc. is the largest Medicaid managed care health plan in Utah. We serve Salt Lake County as well as six other counties which collectively contain over 80% of the population in the state. Our Utah contract expires June 2004. Effective July 1, 2002, this contract was amended to provide us a one-year stop loss guarantee through June 30, 2003 for the first 40,000 members. Under the terms of the amendment, the state of Utah agreed to pay us 100% of medical costs plus 9% of medical costs as an administrative fee for providing medical and utilization management services. In addition, if the actual medical costs and administrative fee are less than a predetermined amount, we will receive all or a portion of the difference as additional revenue. The additional revenue we could receive is equal to the savings up to 5% of the predetermined amount plus 50% of the savings above 5% of that amount. For any members above 40,000, we have an executed memorandum of understanding with the state providing that the state will reimburse us for all medical costs associated with those members plus an administrative fee per member per month. Relative to the memorandum of understanding, there is no assurance we will enter into such a contract amendment or that its terms will be the same as the memorandum of understanding.

Provider Networks

We arrange health care services for our members through contracts with providers that include our own clinics, independent physicians and groups, hospitals and ancillary providers. Our strategy is to contract with providers in geographic areas, in specialties and with appropriate cultural and linguistic experience to meet the needs of our low-income members.

Physicians.    We contract with PCPs, medical groups, specialists and independent practice associations, or IPAs. PCPs provide office-based primary care services. PCPs may be paid under capitation or fee-for-service contracts and may receive additional compensation by providing certain preventive services. Our specialists care for patients for a specific episode or condition upon referral from a PCP, and are usually compensated on a fee-for-service basis. Our most frequently utilized specialists are obstetricians/gynecologists, ear, nose and throat specialists, and orthopedic surgeons. When we contract with groups of physicians on a capitated basis, we monitor their solvency.

Primary Care Clinics.    We operate 21 company-owned primary care clinics in California staffed by physicians, physician assistants, and nurse practitioners. In 2001, the clinics had over 130,000 patient visits. These clinics are located in neighborhoods where our members reside, and provide us a first-hand opportunity to understand the special needs of our low-income members. The clinics assist us in developing and implementing community education, disease management and other programs before they are implemented throughout the company. The clinics also give us direct clinic management experience that enables us to better understand the needs of our independent physicians and groups.

Hospitals.    We generally contract with hospitals that have significant experience dealing with the medical needs and administrative procedures of the Medicaid population. Under our plans, hospitals are reimbursed under a variety of payment methods, including fee-for-service, per diems, DRGs and case rates.

Medical Management

Our experience in medical management extends back to our roots as a provider organization. We utilize PCPs as the focal point of the delivery of health care to our members, providing routine and preventative care, coordinating referrals to specialists and assessing the need for hospital care. This model has proven to be an effective method for coordinating medical care for our members.

Disease Management.    We develop specialized disease management programs that address the particular health care needs of our members. “Motherhood Matters” is a comprehensive program designed to improve pregnancy outcomes and enhance member satisfaction. “Breathe with Ease” is a multidisciplinary disease management program that provides intensive health education resources and case management services to assist physicians caring for asthmatic members between the ages of three and 15. We anticipate that both of our programs will be fully implemented in all four states in which we operate.

Educational Programs.    An important aspect of our approach to health care delivery is our educational programs. The programs are designed to increase awareness of various diseases, conditions and methods of prevention in a manner that supports the providers, while meeting the unique needs of our members. For example, we provide our members with a copy of What To Do When Your Child Is Sick. This book, available in Spanish, Vietnamese and English, is designed to educate parents on the use of PCPs, emergency rooms and nurse call centers.

Pharmacy Programs.    Our pharmacy management program is focused on physician education and enforcing policies and procedures. Our pharmacists and physicians work with our pharmacy benefits manager to maintain a formulary that promotes generic drug use. We employ full-time pharmacists and pharmacy technicians who work with physicians to educate them on the use of specific drugs and how to best manage costs. This has resulted in a 99% generic utilization rate when a generic alternative is available in our drug formulary.

Plan Administration and Operations

Management Information Systems.    All of our health plan information technology and systems operate on a single platform. This approach avoids the costs associated with maintaining multiple systems, improves productivity and enables medical directors to compare costs, identify trends and exchange best practices among our plans. Our single platform also facilitates our compliance with current and future regulatory requirements.

The software we use is based on client-server technology and was proven by an independent third-party audit to be scalable to 11 million members. The software is flexible, easy to use and allows us to accommodate enrollment growth and new contracts. The open architecture of the system gives us the ability to transfer data from other systems without the need to write a significant amount of computer code which facilitates rapid and efficient integration of new plans and acquisitions.

Best Practices.    We continuously seek to promote best practices. Our approach to quality is broad, encompassing traditional medical management and the improvement of our internal operations. We have dedicated staff which facilitates the development and implementation of a uniform, efficient and quality-based delivery model for health plan operations and coordinates and implements company-wide programs and strategic initiatives such as Health Plan Employer Data and Information Set, or HEDIS, and accreditation by the National Committee on Quality Assurance, or NCQA. The physicians in our network are credentialed using measures established by NCQA. We use peer review to routinely assess the quality of care rendered by providers.

Claims Processing.    We pay at least 90% of properly billed claims within 30 days. Claims received electronically can be imported directly into the claims system, and many can be adjudicated automatically, thus eliminating the need for manual intervention. Most physician claims that are received in hard copy are scanned into electronic format and are processed by the claims system automatically. Our California headquarters is a central processing center for all of our health plan claims.

Compliance. Our health plans have established high standards of ethical conduct for operations. Our compliance programs are modeled after the compliance guidance statements published by the Office of the Inspector General of the U.S. Department of Health and Human Services, or HHS. Our uniform approach to compliance makes it easier for the health plans to share knowledge as it evolves and reduces the potential for compliance errors and any associated liability.

Competition

The Medicaid managed care industry is highly fragmented. According to CMS, as of June 30, 2001, there were over 500 Medicaid managed care contractors nationwide, including multi-product managed care organizations, or MCOs, Medicaid-only HMOs, prepaid health plans and primary care case management programs, or PCCMs. Below is a general description of our principal competitors for state contracts, members and providers:

•	Multi-Product Managed Care Organizations—National and regional multi-product managed care organizations that have Medicaid members in addition to members in Medicare and private commercial plans.

•	Medicaid HMOs—Managed care organizations that focus principally on providing health care services to Medicaid beneficiaries, many of which operate in only one city or state.

•	Prepaid Health Plans—Health plans that provide less comprehensive services on an at-risk basis or that provide benefit packages on a non-risk basis.

•
Primary Care Case Management Programs—Programs established by the states through contracts with primary care providers to provide primary care services to Medicaid beneficiaries, as well as provide limited oversight of other services.

We will continue to face varying levels of competition. Health care reform proposals may cause organizations to enter or exit the market for government sponsored health programs. However, the licensing requirements and bidding and contracting procedures in some states present barriers to entry into our industry.

We compete for contracts, renewals of contracts, members and providers. To win a bid or to be awarded a contract, governments consider many factors, including, the plan’s provider network, medical management, responsiveness to member complaints, timeliness of claims payment and financial resources. Potential members typically choose a health plan based on a specific provider being a part of the network, the quality of care and services offered, accessibility of services and reputation or name recognition. We believe factors that providers consider in deciding whether to contract with us include potential member volume, payment methods, timeliness and accuracy of claims payment and administrative service capabilities.

Regulation

Our health care operations are regulated by both state and federal government agencies. Regulation of managed care products and health care services is an evolving area of law that varies from jurisdiction to jurisdiction. Regulatory agencies generally have discretion to issue regulations and interpret and enforce laws and rules. Changes in applicable laws and rules occur frequently.

In order to operate a health plan, we must apply for and obtain a certificate of authority or license from the state. Our health plans are licensed to operate as HMOs in California, Washington, Michigan and Utah. In those jurisdictions, we are regulated by either the state insurance department or another state agency with responsibility for oversight of HMOs. The licensing requirements are the same for us as they are for health plans serving multi-product MCO members. We must demonstrate to the state that we have an adequate provider network, that our quality and utilization management processes comply with state requirements, and that we have a procedure in place for responding to member and provider complaints and grievances. We also must demonstrate that our systems are capable of processing providers’ claims in a timely fashion and for collecting and analyzing the information needed to manage our quality improvement activities. In addition, we must satisfy the state that we have the financial resources necessary to pay our anticipated medical care expenses and the infrastructure needed to account for our costs.

Each of our health plans is required to report quarterly on its performance to the appropriate regulatory agency in the state in which the health plan is licensed. They also undergo periodic examinations and reviews by the state. The plans generally must obtain approval from the state before declaring dividends in excess of certain thresholds. Each plan must maintain a net worth in an amount determined by statute or regulation and we may only invest in types of securities approved by the state. Any acquisition of another plan’s members must also be approved by the state.

In addition, our Medicaid and SCHIP activities are regulated by each state’s department of health services or equivalent agency. These agencies typically require demonstration of the same capabilities mentioned above and perform periodic audits of performance, usually annually.

Medicaid.    Medicaid was established under the U.S. Social Security Act to provide medical assistance to the poor. It is state-operated and implemented, although it is funded by both the state and federal governments. Our contracts with the state Medicaid programs place additional requirements on us. Within broad guidelines established by the federal government, each state:

•	establishes its own eligibility standards,

•	determines the type, amount, duration and scope of services,

•	sets the rate of payment for services, and

•	administers its own program.

We obtain our Medicaid contracts in different ways. Some states, such as Washington, award contracts to any applicant that can demonstrate it meets the state’s requirements. Others, such as California, engage in a competitive bidding process. In either case, we must demonstrate to the satisfaction of the state Medicaid program that we are able to meet the state’s operational and financial requirements. These requirements are in addition to those required for a license and are targeted to the specific needs of the Medicaid population. For example:

•	we must measure provider access and availability in terms of the time needed to reach the doctor’s office using public transportation,

•	our quality improvement programs must emphasize member education and outreach and include measures designed to promote utilization of preventive services,

•
we must have linkages with schools, city or county health departments, and other community-based providers of health care, in order to demonstrate our ability to coordinate all of the sources from which our members may receive care,

•	we must have the capability to meet the needs of the disabled and others with “special needs,”

•	our providers and member service representatives must be able to communicate with members who do not speak English or who are deaf, and

•	our member handbook, newsletters and other communications must be written at the prescribed reading level, and must be available in languages other than English.

In addition, we must demonstrate that we have the systems required to process enrollment information, to report on care and services provided, and to process claims for payment in a timely fashion. We must also have the financial resources needed to protect the state, our providers and our members against any risk of our insolvency.

Once awarded, our contracts generally have terms of one to six years, with renewal options at the discretion of the states. Our health plans are subject to periodic reporting and comprehensive quality assurance evaluations. We submit periodic utilization reports and other information to the state or county Medicaid program of our operations. We are not permitted to enroll members directly, and are permitted to market only in accordance with strict guidelines.

HIPAA.    In 1996, Congress enacted the Health Insurance Portability and Accountability Act of 1996, or HIPAA. All health plans are subject to HIPAA, including ours. HIPAA generally requires health plans to:

•	establish the capability to receive and transmit electronically certain administrative health care transactions, like claims payments, in a standardized format,

•	afford privacy to patient health information, and

•	protect the privacy of patient health information through physical and electronic security measures.

To implement HIPAA, the federal government must adopt several final regulations. Although final regulations pertaining to privacy and electronic transactions have been adopted, security regulations and others have not yet been finalized. Moreover, the existing privacy regulations permit a state or any person to submit to the Secretary of the HHS a request to exempt a provision of state law from the impact of HIPAA.

We expect to achieve compliance with HIPAA by the applicable deadlines. However, given its complexity, the lack of final regulations in all necessary areas, the possibility that the regulations may change and may be subject to changing, and perhaps conflicting, interpretation, our ability to comply with all of the HIPAA requirements is uncertain. Further, due to the evolving nature of the HIPAA requirements we have not yet determined what our total compliance costs will be.

Fraud and Abuse Laws.    Federal and state governments have made investigating and prosecuting health care fraud and abuse a priority. Fraud and abuse prohibitions encompass a wide range of activities, including kickbacks for referral of members, billing for unnecessary medical services, improper marketing and violation of patient privacy rights. Companies involved in public health care programs such as Medicaid are often the subject of fraud and abuse investigations. The regulations and contractual requirements applicable to participants in these public-sector programs are complex and subject to change. Although we believe that our compliance efforts are adequate, ongoing vigorous law enforcement and the highly technical regulatory scheme mean that our compliance efforts in this area will continue to require significant resources.

Properties

We lease a total of 35 facilities, including 21 medical clinics in California. We own a 37,000 square foot office building in Long Beach, California, which serves as our corporate headquarters.

Employees

As of September 30, 2002, we had approximately 795 full-time employees, including physicians, nurses, and administrators. Our employee base is multicultural and reflects the diverse member base we serve. We believe we have good relations with our employees. Our employees are not represented by a union.

Legal Proceedings

We are involved in legal actions in the normal course of business, some of which seek monetary damages, including claims for punitive damages, which are not covered by insurance. These actions, when finally concluded and determined, will not, in our opinion, have a material adverse effect on our financial position, results of operations, or cash flows.

MANAGEMENT

Our executive officers, key employees and directors, and their ages and positions are as follows:

Name	Age	Position
J. Mario Molina, M.D.	44	President & Chief Executive Officer; Chairman of the Board
John C. Molina, J.D.	38	Executive Vice President, Financial Affairs & Treasurer; Director
George S. Goldstein, Ph.D.	61	Executive Vice President, Health Plan Operations; Chief Executive Officer of Molina Healthcare of California; Director
Mark L. Andrews, Esq.	45	Executive Vice President, Legal Affairs, General Counsel and Corporate Secretary
M. Martha Bernadett, M.D.	39	Executive Vice President, Development
Harvey A. Fein	56	Vice President, Financial Affairs
Richard A. Helmer, M.D.	52	Vice President & Chief Medical Officer
David W. Erickson	47	Vice President, Information Services & Chief Information Officer
Ronna Romney (1)(2)(3)	59	Director
Ronald Lossett, CPA, D.B.A. (1)(2)(3)	60	Director
Charles Z. Fedak, CPA (1)(2)(3)	51	Director

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Nominating Committee.

J. Mario Molina, M.D. has served as our President and Chief Executive Officer since succeeding his father and company founder, Dr. C. David Molina, in 1996. He has also served as our Chairman of the Board since 1996. Prior to that, he served as Medical Director from 1991 through 1994 and was our Vice President responsible for provider contracting and relation member services, market and quality assurance from 1994 to 1996. Dr. Molina presently serves as a member of the Financial Solvency Standards Board (which is an advisory committee to the California State Department of Managed Health Care), and is a member of the board of the California Association of Health Plans. He earned an M.D. from the University of Southern California and performed his medical internship and residency at the Johns Hopkins Hospital. Dr. Molina is the brother of John C. Molina and M. Martha Bernadett, M.D.

John C. Molina, J.D. has served as our Executive Vice President, Financial Affairs, and Treasurer since 1995 and our Treasurer since 2002. He also has served as a director since 1994. Mr. Molina has been employed by us for 22 years in a variety of positions. Mr. Molina is a past president of the California Association of Primary Care Case Management Plans. He earned a J.D. from the University of Southern California School of Law. Mr. Molina is the brother of J. Mario Molina, M.D. and M. Martha Bernadett, M.D.

George S. Goldstein, Ph.D. has served as our Executive Vice President, Health Plan Operations and the Chief Executive Officer of Molina Healthcare of California since 1999 and has served as a director since 1998. Before joining us, Dr. Goldstein served as Chief Executive Officer of United Health Care Corporation of Southern California and Nevada from 1996 to 1998. Dr. Goldstein also served as Senior Vice President of State Programs for Foundation Health Services, Inc. from 1993 to 1996. In Colorado and New Mexico, he held cabinet positions under three governors from 1975 to 1985, and was responsible for the Medicaid, public health, mental health and environmental programs. He earned a Ph.D. in Experimental Psychology from Colorado State University.

Mark L. Andrews, Esq. has served as our Executive Vice President, Legal Affairs, General Counsel and Corporate Secretary since 1998. He also has served as a member of the Executive Committee of our executive officers since 1998. Before joining us, Mr. Andrews was a partner at Wilke, Fleury, Hoffelt, Gould & Birney of Sacramento, California from 1984 through 1997, where he chaired that firm’s health care and employment law groups and represented us as outside counsel from 1994 through 1997. He earned a J.D. from Hastings College of the Law.

M. Martha Bernadett, M.D. has served as Executive Vice President, Development since 2002. Dr. Bernadett is the principal investigator on a grant from the Robert Wood Johnson Foundation to improve healthcare access for Latinos. She was formerly responsible for the operation of staff model clinics in California. She earned an M.D. from the University of California, Irvine and an M.B.A. from Pepperdine University. Dr. Bernadett is the sister of J. Mario Molina, M.D. and John C. Molina.

Harvey A. Fein has served as our Vice President, Financial Affairs, since 1995. Mr. Fein was Director of Corporate Finance at Blue Cross of California—WellPoint Health Networks, Inc. from 1990 to 1994. He earned an M.B.A. from the University of Wisconsin.

Richard A. Helmer, M.D. has served as our Vice President and Chief Medical Director since 2000. Dr. Helmer was an independent consultant from 1998 to 2000. He served as a medical director with FHP, Inc. from 1994 to 1998, and as a medical director for TakeCare, Inc. (the predecessor to FHP, Inc.) from 1992 to 1994.

David W. Erickson has served as our Vice President, Information Services and our Chief Information Officer since 1999. Prior to joining us, Mr. Erickson served as the Vice President and Chief Information Officer for United Health Care from 1997 to 1999, where he was responsible for information services for eight western states that cared for 3.5 million members.

Ronna Romney has served as a director since 1999 and also has served as a director of our Michigan health plan since 1999. She has served as a director for Park-Ohio Holding Corporation, a publicly traded logistics company, from 1999 to the present. Ms. Romney was a candidate for the United States Senate in 1996. She has published two books. From 1989 to 1993 she served as Chairperson of the President’s Commission on White House Fellowships. From 1984 to 1992, Ms. Romney served as the Republican National Committeewoman for the state of Michigan, and from 1982 to 1985, she served as Commissioner of the Presidents’ National Advisory Council on Adult Education.

Ronald Lossett, CPA, D.B.A. has served as a director since 2002. Mr. Lossett has served as a director of our California health plan since 1997. He was Chairman of the Board of Pacific Physician Services, Inc. and Chief Executive Officer prior to its merger with MedPartners, Inc. in 1996. Mr. Lossett is a certified public accountant.

Charles Z. Fedak, CPA has served as a director since 2002. Mr. Fedak founded Charles Z. Fedak & Co., Certified Public Accountants, in 1981. He was previously employed by KPMG Peat Marwick (formerly KPMG Main Hurdman) from 1975 to 1980. Mr. Fedak is a certified public accountant.

Board of Directors

We have a six member board of directors, three of whom are independent directors.

Board Committees

We have established an audit committee, a compensation committee and a nominating committee, each composed entirely of independent directors. The audit committee reviews our internal accounting procedures and reports to the board of directors with respect to other auditing and accounting matters, including the selection of our independent auditors, the scope of annual audits, fees and the performance of our independent auditors. The audit committee consists of Ronna Romney, Charles Z. Fedak and Ronald Lossett, the chair of the committee. The compensation committee reviews and recommends to the board of directors the salaries, benefits and stock option grants for our executive officers. The compensation committee also administers our stock option and other employee benefit plans. The compensation committee consists of Ms. Romney, Mr. Lossett and Mr. Fedak, the chair of the committee. The nominating committee nominates candidates for election to the board of directors. The nominating committee consists of Mr. Lossett, Mr. Fedak and Ms. Romney, the chair of the committee.

Classes Of Directors

We have approved a provision in our certificate of incorporation that will divide our board of directors into three classes effective upon the completion of this offering:

•	Class I, whose term will expire at the annual meeting of the stockholders to be held in 2003,

•	Class II, whose term will expire at the annual meeting of the stockholders to be held in 2004, and

•	Class III, whose term will expire at the annual meeting of the stockholders to be held in 2005.

Our directors will designate a class for each director. At each of our annual stockholders’ meetings following the completion of this offering, the successors to the directors whose terms will then expire will be elected to serve until the third annual stockholders’ meeting after their election. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. These provisions, when taken in conjunction with other provisions of our certificate of incorporation authorizing the board of directors to fill vacant directorships, may delay a stockholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies with its own nominees.

Agreements With Employees

We have entered into employment agreements with our Chief Executive Officer, J. Mario Molina, M.D., our Executive Vice President, Financial Affairs, and Treasurer, John C. Molina, J.D., our Executive Vice President, Legal Affairs, General Counsel and Corporate Secretary, Mark L. Andrews, our Executive Vice President, Health Plan Operations, George S. Goldstein, Ph.D., and our Executive Vice President, Development, M. Martha Bernadett, M.D.

The agreements each have an initial term with automatic one year extensions. The agreement with Dr. Molina has an initial term of three years which began on January 1, 2002, a base annual salary of $500,000 and a discretionary annual bonus of up to the lesser of $500,000 or 1% of our earnings before interest, taxes, depreciation and amortization for such year. The agreement with John C. Molina has an initial term of two years which began on January 1, 2002, a base annual salary of $400,000 and a discretionary annual bonus of up to 50% of his base annual salary. The agreement with Mark L. Andrews has an initial term of three years which began on December 1, 2001, a base annual salary of $323,400 and a discretionary annual bonus of up to 40% of his base annual salary. The agreement with Dr. Goldstein has an initial term of three years which began on December 1, 2001, a base annual salary of $358,400 and a discretionary bonus of up to 45% of his base annual salary. The agreement with Dr. Bernadett has an initial term of one year which began on January 1, 2002, a base annual salary of $300,000 and a discretionary bonus of up to 33% of her base annual salary.

These agreements provide for their continued employment for a period of two years following the occurrence of a change of control (as defined below) of our ownership. Under these agreements, each executive’s terms and conditions of employment, including his rate of base salary, bonus opportunity, benefits and his title, position, duties and responsibilities, are not to be modified in a manner adverse to the executive following the change of control. If an eligible executive’s employment is terminated by us without cause (as defined below) or is terminated by the executive for good reason (as defined below) within two years of a change of control, we will provide the executive with two times the executive’s annual base salary and target bonus for the year of termination, full vesting of Section 401(k) employer contributions and stock options, and continued retirement, deferred compensation, health and welfare benefits for the earlier of three years or the date the executive receives substantially similar benefits from another employer. Additionally, if the executive’s employment is terminated by us without cause or the executive resigns for good reason before a change of control, the executive will be entitled to receive one year’s base salary, the target bonus for the year of the employment termination, full vesting of Section 401(k) employer contributions and stock options and continued retirement, deferred compensation, health and welfare benefits for the earlier of eighteen months or the date the executive receives substantially similar benefits from another employer. Payment of severance benefits is contingent upon the executive signing a release agreement waiving claims against us.

The agreements also ensure that an executive who receives severance benefits—whether or not in connection with a change in control—will also receive various benefits and payments otherwise earned by or owing to the executive for his prior service. Such an executive will receive a pro-rata target bonus for the year of his employment termination and payment of all accrued benefit obligations. We will also make additional payments to any eligible executive who incurs any excise taxes pursuant to the golden parachute provisions of the Internal Revenue Code in respect of the benefits and other payments provided under the agreement or otherwise on account of the change of control. The additional payments will be in an amount such that, after taking into account all applicable federal, state and local taxes applicable to such additional payments, the executive is able to retain from such additional payments an amount equal to the excise taxes that are imposed without regard to these additional payments.

A change of control generally means a merger or other change in corporate structure after which the majority of our stockholders are no longer stockholders, a sale of substantially all of our assets or our approved dissolution or liquidation. Cause is generally defined as the occurrence of one or more acts of unlawful actions involving moral turpitude or gross negligence or willful failure to perform duties or intentional breach of obligations under the employment. Good reason generally means the occurrence of one or more events that have an adverse effect on the executive’s terms and conditions of employment, including any reduction in the executive’s base salary, a material reduction of the executive’s benefits or substantial diminution of the executive’s incentive awards or fringe benefits, a material adverse change in the executive’s position, duties, reporting relationship, responsibilities or status with us, the relocation of the executive’s principal place of employment to a location more than 50 miles away from his prior place of employment or an uncured breach of the employment agreement. However, no reduction of salary or benefits will be good reason if the reduction applies to all executives proportionately.

The agreements with Dr. Molina, Mr. Molina, Mr. Andrews and Dr. Goldstein provide for each executive’s right to require us to repurchase all shares of common stock acquired by such executive pursuant to the exercise of stock options upon their termination by us without cause or upon such executive terminating his employment agreement (i.e., a put right). These put rights are not exercisable for six months after the exercise of the stock options and expire upon the closing of this offering.

On November 7, 2002, we agreed to acquire fully vested stock options to purchase 640,000 shares and a related put option held by Dr. Goldstein. The put option permitted Dr. Goldstein to require us to purchase the 640,000 shares of stock underlying his options at their fair market value based on a methodology set forth in a previous employment agreement. These options were settled through a cash payment of $7,660,000 determined based on the negotiated fair value per share in excess of the exercise price of the 640,000 shares as if the options were exercised and the shares repurchased. The cash settlement resulted in a 2002 fourth quarter compensation charge of $6,880,000.

On November 7, 2002, we agreed to acquire fully vested stock options to purchase 95,200 shares held by Mr. Andrews through a cash payment of $1,023,400. The cash payment was determined based on the negotiated fair value per share in excess of the exercise price of the 95,200 shares as if the options were exercised and the shares repurchased. The cash settlement resulted in a 2002 fourth quarter compensation charge of $915,500.

Except as discussed above, there are no other equity instruments issued by us whereby holders have a put right to require us to repurchase their shares at their election. In addition, we do not anticipate additional purchases of vested options or shares from other holders except for shares to be purchased through the stock redemption and by our contemplated employee stock ownership plan.

Compensation Of Directors

We pay each non-employee director an annual retainer of $18,000 and a $1,200 fee for each regularly scheduled board meeting attended in person. We pay the Chairman of the Audit Committee an additional annual retainer of $2,500.

We may, in our discretion, grant stock options and other equity awards to our non-employee directors from time to time under the 2002 Equity Incentive Plan, which is summarized below. The board may also decide to have automatic annual option grants under the 2002 Equity Incentive Plan.

Compensation Committee Interlocks And Insider Participation

No member of our compensation committee serves as a member of the board of directors or compensation committee of any entity, other than our health plans, that has one or more executive officers serving as a member of our board of directors or compensation committee. Ms. Ronna Romney serves on the board of directors of our Michigan health plan.

Executive Compensation

The following summary compensation table sets forth information concerning compensation earned in fiscal year 2001 by individuals who served as our Chief Executive Officer during 2001 and the remaining four most highly compensated executive officers as of December 31, 2001. We refer to these executives collectively as our named executive officers.

	Annual Compensation			Long-Term Compensation Awards
Name And Principal Position	Salary ($)	Bonus ($)	Other Annual Compensation ($) (1)	Securities Underlying Options (#) (2)	Securities Underlying Options ($) (3)	All Other Compensation ($) (4)
J. Mario Molina, M.D.	$400,000	$250,000	$7,200	—	$—	$7,100	(5)
Chief Executive Officer, President, and Chairman
John C. Molina, J.D.	250,272	175,000	7,200	—	—	7,013	(6)
Executive Vice President, Financial Affairs, Treasurer and Director
George S. Goldstein, Ph.D.	327,691	116,969	7,300	160,000	1,206,240	8,647	(7)
Executive Vice President, Health Plan Operations and Director
Mark L. Andrews, Esq.	287,290	80,400	7,250	72,000	542,808	7,037	(8)
Executive Vice President, Legal Affairs, General Counsel and Corporate Secretary
Richard A. Helmer, M.D.	286,788	4,943	7,200	57,120	430,628	7,494	(9)
Vice President and Chief Medical Officer

(1)	Auto allowances
(2)	Options granted to each named executive officer during 2001 to purchase the Company’s common shares.
(3)	Estimated fair value of the options on the date of grant.
(4)	All other compensation includes employer matching contributions under the Company’s 401(k) plan and the portion of premiums on life insurance benefits in excess of $50,000.
(5)	401(k) contributions of $6,800 and insurance premiums of $300.
(6)	401(k) contributions of $6,800 and insurance premiums of $213.
(7)	401(k) contributions of $6,800 and insurance premiums of $1,847.
(8)	401(k) contributions of $6,800 and insurance premiums of $237.
(9)	401(k) contributions of $6,800 and insurance premiums of $694.

Option Grants In Last Fiscal Year.    The following table sets forth information regarding stock options granted during the fiscal year ended December 31, 2001 to our named executive officers. The amounts described in the following table under the heading “Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term” represents hypothetical gains that could be achieved for the options if exercised at the end of the option term. These gains are based on assumed rates of stock value appreciation of 0%, 5% and 10% compounded annually from the date the options were granted until their expiration date. Actual gains, if any, on stock option exercises will depend on the future performance of the common stock and the date on which the options are exercised.

Option Grants in Year Ended December 31, 2001

Name	Number of Shares Underlying Options Granted	Percent of Total Options Granted to Employees in Fiscal Year	Exercise Price per Share	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (1)
					0%	5%	.10%
J. Mario Molina, M.D.	—	—	$—	—	$—	$—	$—
John C. Molina, J.D.	—	—	—	—	—	—	—
George S. Goldstein, PhD.	160,000	42.3%	4.50	12/1/2011	900,000	1,919,000	3,482,000
Mark L. Andrews, Esq.	72,000	19.0%	4.50	12/1/2011	405,000	863,000	1,567,000
Richard A. Helmer, M.D.	57,120	15.1%	4.50	11/18/2011	321,000	685,000	1,243,000

(1)
Calculated based on the estimated fair market value of $10.125 per share on the date of grant as determined by our board of directors based on comparable market values of similar companies and discounted cash flows valuation techniques.

Year-End Option Exercise and Option Value Table.    The following table sets forth information concerning the number and value of unexercised options to purchase common stock held by the named executive officers. There was no public trading market for our common stock as of December 31, 2001. Accordingly, the values of the unexercised in-the-money options have been calculated on the basis of the estimated fair market value at that time of $10.125 per share, as determined by our board of directors, based on comparable market values of similar companies and discounted cash flows valuation techniques.

Aggregated Option Exercises In Last Fiscal Year
And Fiscal Year-End Option Values

	Number of Shares Acquired in Exercise	Value Realized	Number of Securities Underlying Unexercised Options at Fiscal Year-End			Value of Unexercised In-The-Money Options at Fiscal Year-End
Name			Exercisable		Unexercisable	Exercisable	Unexercisable
J. Mario Molina, M.D.	—	$—	—		—	$—	$—
John C. Molina, J.D.	—	—	—		—	—	—
George S. Goldstein, PhD.	—	—	680,000	(1)	120,000	6,205,000	675,000
Mark L. Andrews, Esq.	—	—	200,000	(2)	72,000	1,625,000	405,000
Richard A. Helmer, M.D.	—	—	—		57,120	—	321,300

(1)	Options to purchase 640,000 shares were settled on November 7, 2002 through a cash payment of $7,660,000 resulting in a fourth quarter 2002 compensation charge of $6,880,000.
(2)	Options to purchase 95,200 shares were settled on November 7, 2002 through a cash payment of $1,023,400, resulting in a fourth quarter 2002 compensation charge of $915,500.

STOCK PLANS

2002 Equity Incentive Plan

The 2002 Equity Incentive Plan permits us to grant incentive stock options (within the meaning of Section 422 of the Internal Revenue Code), non-qualified stock options, restricted stock, performance shares and stock bonus awards to our officers, employees, directors, consultants, advisors and other service providers effective as of the offering date. The Equity Incentive Plan currently allows for the issuance of 1,600,000 shares of common stock, with a maximum of 600,000 of those shares eligible for issuance as restricted stock, performance shares and stock bonus awards. Beginning January 1, 2003, and upon each January 1st thereafter, the number of shares issuable under the Equity Incentive Plan will automatically increase by the lesser of 400,000 shares or 2% of our issued and outstanding capital stock on a fully-diluted basis, unless our board of directors otherwise determines to provide a smaller increase. Any shares reserved for issuance under the Omnibus Stock and Incentive Plan for Molina Healthcare, Inc. (as described below) that are not needed for outstanding options granted under that plan will be included in the shares reserved for the 2002 Equity Incentive Plan.

Our compensation committee administers the Equity Incentive Plan. Subject to the provisions of the Equity Incentive Plan, the compensation committee may select the individuals eligible to receive awards, determine the terms and conditions of the awards granted (including the number of shares or options to be awarded and the purchase price or exercise price, as the case may be), accelerate the vesting schedule of any award and generally administer and interpret the plan.

We intend to comply with the deductibility restrictions under Section 162(m) of the Internal Revenue Code of 1986, as amended. Stock option grants to our named executive officers after the end of the so-called reliance period for transition to public company status under United States Treasury regulations will have an exercise price at least equal to our common stock’s then fair market value, and the number of shares that may be subject to equity awards made during any one calendar year to a named executive officer shall not exceed 600,000.

Options are typically subject to vesting schedules, terminate ten years from the date of grant (five years in the case of incentive stock options granted to employees holding 10% or more of the voting power of Molina Healthcare, Inc., including any subsidiary corporations) and may be exercised for specified periods after the grantee terminates employment or other service relationship with us. The vesting date and service requirements of each award are determined by the compensation committee. The compensation committee may place additional conditions on equity awards such as the achievement of performance goals or objectives in a grant document.

Upon the exercise of options, the option exercise price must be paid in full either (i) in cash or by certified or bank check or other instrument acceptable to the compensation committee, or (ii) so long as it would not result in a financial charge against our earnings, by delivery of shares of common stock owned by the optionee for at least six months with a fair market value equal to the option exercise price or by a broker-assisted cashless exercise.

Restricted stock and performance shares may not be sold, assigned, transferred or pledged except as specifically provided in the grant document. If a restricted stock or performance share award recipient terminates employment or other services relationship with us or other events specified in the grant document occur, we have the right to repurchase some or all of the shares of stock subject to the award at the exercise price of such stock.

In the event of a change in control, the stock option agreements may provide for immediate accelerated vesting of any unvested shares as if the employee continued employment for another twelve months with additional accelerated vesting of any remaining unvested shares upon termination of the optionholder’s employment without cause or resignation by the optionholder for good reason within a year of the change in control. Notwithstanding the foregoing, we may require all outstanding awards to be exercised before the change in control, terminate each outstanding award in exchange for a payment of cash and/or securities to the extent that such awards are vested, or terminate each outstanding award for no consideration to the extent that awards are unvested.

2000 Omnibus Stock and Incentive Plan

We have frozen any further grants of stock based compensation under the 2000 Omnibus Stock and Incentive Plan. As of September 30, 2002, stock options to purchase a total of 853,560 shares at a weighted average exercise price of $3.40 per share were outstanding under the Plan. On November 7, 2002, the options to purchase 95,200 shares granted under the Plan were settled with an executive through a cash payment of $1,023,400.

Other Options

Prior to the adoption of the 2000 Omnibus Stock and Incentive Plan, we granted options to an executive officer for the purchase of 640,000 shares at a weighted average exercise price of $0.78 per share. On November 7, 2002, the options to purchase 640,000 shares were settled through a cash payment of $7,660,000.

2002 Employee Stock Purchase Plan

Our 2002 Employee Stock Purchase Plan was adopted by our board of directors and approved by our stockholders in July 2002. The 2002 Employee Stock Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code and is administered by our compensation committee.

Up to 600,000 shares of common stock may be issued under the Employee Stock Purchase Plan, none of which have been issued as of the effective date of this offering. Beginning January 1, 2003, and upon each January 1st, thereafter, the number of shares issuable under the Employee Stock Purchase Plan will automatically increase by the lesser of 1% or 6,000 shares of our issued and outstanding capital stock on a fully-diluted basis.

The first offering under the Employee Stock Purchase Plan will begin on the effective date of this offering and end on June 30, 2003. Subsequent offerings will commence on each January 1 and July 1 thereafter and will have a duration of six months. Generally, all employees who are customarily employed for more than 20 hours per week as of the first day of the applicable offering period will be eligible to participate in the Employee Stock Purchase Plan. Any employee who first becomes eligible during an offering or is hired during an offering and otherwise meets the eligibility requirements will be eligible to participate in the offering on the first day of the offering period after the employee satisfies the eligibility requirements. An employee who owns or is deemed to own shares of stock representing in excess of 5% of the combined voting power of all classes of our stock (including the stock of any parent or subsidiary corporation) will not be eligible to participate in the Employee Stock Purchase Plan.

During each offering, an employee may purchase shares under the Employee Stock Purchase Plan by authorizing payroll deductions of up to 15% of his or her compensation during the offering period. Unless the employee has previously withdrawn from the offering, his or her accumulated payroll deductions will be used to purchase common stock on the last business day of each offering period at a price equal to 85% of the fair market value of the common stock on the first day of the offering period or, if later, the date on which the participant first begins participating in the offering or, or the last day of the offering period, whichever is lower. For purposes of the initial offering period, the fair market value of the common stock on the first day of the offering period will be the public offering price set forth on the cover page of the prospectus. Notwithstanding the foregoing, during the first purchase period of the initial offering period, all eligible employees will automatically be enrolled in the offering and will purchase shares of our common stock at the end of the first purchase period by making a lump sum cash payment equal to 10% of their compensation (unless an election is made, after the date of the initial offering period and prior to the end of the first purchase period, to commence payroll deduction or to withdraw from the Employee Stock Purchase Plan). Under applicable tax rules, an employee may purchase no more than $25,000 worth of common stock in any calendar year.

In the event of a change in control, we will accelerate the purchase date of the then current purchase period to a date immediately prior to the change in control, unless the acquiring or successor corporation assumes or replaces the purchase rights outstanding under the Employee Stock Purchase Plan. In the event of a proposed dissolution or liquidation of the Company, the current offering period will terminate immediately prior to the consummation of such event and we may either accelerate the purchase date of such purchase period to a date immediately prior to such event or return all accumulated payroll deductions to each participant, without interest.

401(k) Plan

We have established a 401(k) plan for our employees that is intended to be qualified under Section 401(k) of the Internal Revenue Code. Eligible employees are permitted to contribute to the 401(k) plan through payroll deduction within statutory and plan limits. The Company matches up to the first 4% of compensation contributed by employees. Upon the establishment of our employee stock ownership plan, we intend to discontinue the Company matching benefit provided to our employees in the 401(k) plan.

Employee Stock Ownership Plan and Trust

We intend to establish an employee stock ownership plan, ESOP, that will be qualified under Section 4975(e)(7) of the Internal Revenue Code. The ESOP will be intended to enable eligible employees to acquire ownership interests in our common stock. The ESOP will be administered by an independent trustee. We intend to borrow funds under our proposed credit facility and, in turn, loan the funds to the ESOP trustee for the purchase of approximately $20.0 million of our common stock prior to the closing of this offering from certain of our stockholders, including a trust, the remainder beneficiaries of which include directors and executive officers. The terms of the proposed credit facility, the loan to the ESOP trustee and the sale of shares of our common stock by certain stockholders to the ESOP trustee are not yet finalized.

Limitation Of Liability Of Directors And Indemnification Of Directors And Officers

As permitted by the Delaware General Corporation Law, or DGCL, our certificate of incorporation provides that our directors shall not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the DGCL as it now exists or as it may be amended. As of the date of this prospectus, the DGCL permits limitations of liability for a director’s breach of fiduciary duty other than liability (i) for any breach of the director’s duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. Our bylaws provide that directors and officers shall be, and in the discretion of our board of directors, non-officer employees may be, indemnified by us to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with service for or on our behalf. The bylaws also provide that the right of directors and officers to indemnification shall be a contract right and shall not be exclusive of any other right now possessed or hereafter acquired under any bylaw, agreement, vote of stockholders or otherwise. We also have directors’ and officers’ insurance against certain liabilities. This provision does not alter a director’s liability under the federal securities laws or to parties other than the Company or our stockholders and does not affect the availability of equitable remedies, such as an injunction or rescission, for breach of fiduciary duty.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or controlling persons as described above, we have been advised that in the opinion of the Securities and Exchange Commission, or SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

RELATED PARTY TRANSACTIONS

Indemnification Agreements

We have entered into an indemnification agreement with each of our directors and officers. The indemnification agreement provides that the director or officer will be indemnified to the fullest extent not prohibited by law for claims arising in such person’s capacity as a director or officer no later than 30 days after written demand to us. The agreement further provides that in the event of a change of control, we would seek legal advice from a special independent counsel selected by the officer or director and approved by us, who has not performed services for either party for five years, to determine the extent to which the officer or director would be entitled to an indemnity under applicable law. Also, in the event of a change of control or a potential change of control we would, at the officer’s or director’s request, establish a trust in an amount equal to all reasonable expenses anticipated in connection with investigating, preparing for and defending any claim. We believe that these agreements are necessary to attract and retain skilled management with experience relevant to our industry.

Option Settlements

On November 7, 2002, we agreed to acquire fully vested stock options to purchase 640,000 shares and a related put option held by Dr. Goldstein through a cash payment of $7,660,000. The cash payment was determined based on the negotiated fair value per share in excess of the exercise price of the 640,000 shares as if the options were exercised and the shares repurchased. The cash settlement resulted in a 2002 fourth quarter compensation charge of $6,880,000.

On November 7, 2002, we agreed to acquire fully vested stock options to purchase 95,200 shares held by Mr. Andrews through a cash payment of $1,023,400. The cash payment was determined based on the negotiated fair value per share in excess of the exercise price of the 95,200 shares as if the options were exercised and the shares repurchased. The cash settlement resulted in a 2002 fourth quarter compensation charge of $915,500.

Loans

We have made various loans to stockholders which are described below.

We have a note receivable from the Molina Family Trust (of which Mary R. Molina, mother of J. Mario Molina, M.D. and John C. Molina, J.D. is the trustee and beneficiary), secured by two medical buildings, bearing interest at 7% with monthly payments due through 2026. The balance at September 30, 2002 was $317,611.

We had a note receivable from the Molina Siblings Trust (of which John C. Molina, J.D. is the trustee and J. Mario Molina, M.D., M. Martha Bernadett, M.D., John C. Molina, J.D., Janet M. Watt and Josephine M. Battiste are the beneficiaries), secured by a medical building, bearing interest at 7% with monthly payments due through 2016. The balance at September 30, 2002 was $1,083,941, which was paid in full during the fourth quarter of 2002.

Under a $500,000 credit line, the Molina Siblings Trust owes us $387,852 at September 30, 2002, bearing interest at 7% and secured by 86,189 shares of our stock.

Facility Leases

Three medical center buildings are owned by members of the Molina family and are leased to us at rates equal to the average of the rates of our leases with third parties as a means of approximating fair market value. One of the leases expires in 2008 and has fixed annual rate increases. This lease has two 10-year renewal options. Two of the leases expire in 2007 and have rate increases every five years based on the Consumer Price Index. These leases have five remaining 5-year renewal options.

Services Contracts

We received architecture services from a firm in which a non-employee member of the Molina family was formerly a partner. We received technology services from a non-employee member of the Molina family. Both engagements have been concluded. Aggregate payments for these services for the nine months ended September 30, 2002 and the years ended December 31, 2001 and 2000 totaled $65,000, $130,000 and $18,000, respectively.

Split-Dollar Life Insurance

In 1997 and 2001, we agreed to make premium payments towards life insurance policies on the life of Mary R. Molina held by the Molina Siblings Trust in exchange for services from Mrs. Molina. We are entitled to receive repayment of all premium payments from the Molina Siblings Trust upon Mrs. Molina’s death or earlier cancellation of the policy. Total receivables related to the premium payments, taking into account Mrs. Molina’s life expectancy, is $1,282,420 as of September 30, 2002. Mrs. Molina no longer provides services as our employee or director.

Redemption of Stock

We intend to redeem approximately $20.0 million of our common stock using available cash reserves prior to the closing of this offering from certain of our stockholders, some of which are trusts, the remainder beneficiaries of which include directors and executive officers. The terms of the redemption are not yet finalized.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of December 15, 2002 by:

•	each person, entity or group known by us to own beneficially more than 5% of our outstanding common stock,

•	each of our named executive officers and directors, and

•	all of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares of common stock issuable upon the exercise of stock options or warrants that are immediately exercisable or exercisable within 60 days. Shares of common stock subject to options currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage of the person holding these options but are not deemed outstanding for computing the percentage of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws. Unless otherwise indicated, the address of each of the named individuals is c/o Molina Healthcare, Inc., One Golden Shore Drive, Long Beach, California 90802.

Percentage ownership calculations are based on 20,000,000 shares outstanding as of December 15, 2002, which assumes the effectiveness of a forty-for-one stock split as a result of the exchange in the reincorporation merger prior to the effectiveness of this registration statement.

To the extent that any shares are issued on exercise of options, warrants or other rights to acquire shares of our capital stock that are presently outstanding or granted in the future, there will be further dilution to new public investors. The following table does not reflect the exercise of the over-allotment option.

Name	Number of Shares Beneficially Owned(1)	Percentage of Outstanding Shares
J. Mario Molina, M.D. (2)	660,373	3.3%
John C. Molina, J.D. (3)	6,838,177	34.2%
William Dentino (4)	11,853,819	59.3%
Curtis Pedersen (5)	10,322,457	51.6%
George S. Goldstein, Ph.D. (6)	160,000	*
Mark L. Andrews, Esq. (7)	176,000	*
Richard A. Helmer, M.D.(8)	57,120	*
Ronna Romney	—	—
Ronald Lossett, CPA, D.B.A.	—	—
Charles Z. Fedak, CPA	—	—
All executive officers and directors as a group (8 persons) (9)	8,655,573	43.3%

*	Denotes less than 1%.
(1)	As required by SEC regulation, the number of shares shown as beneficially owned includes shares which could be purchased within 60 days after December 15, 2002.
(2)
Includes 645,692 shares owned by J. Mario Molina, M.D. as to which Dr. Molina has sole voting and investment power; and 14,681 shares owned by Dr. Molina and Therese A. Molina as community property as to which Dr. Molina has shared voting and investment power. Dr. Molina is a Director and our President and Chief Executive Officer.

(3)
Includes 426,029 shares owned by John C. Molina; 17,481 shares owned by Mr. Molina and Michelle A. Molina as community property as to which Mr. Molina has shared voting and investment power; 192,303 shares owned by the John C. Molina Trust (1995), of which Mr. Molina and Mr. Dentino are co-trustees with shared investment power and Mr. Molina is the beneficiary, and as to which Mr. Molina has sole voting power pursuant to a proxy; 62,933 shares owned by the Molina Children’s Trust for John C. Molina (1997), of which Mr. Molina and Mr. Dentino are co-trustees with shared voting and investment power and Mr. Molina is the beneficiary; 3,356,000 shares owned by the Molina Siblings Trust, of which Mr. Molina is the trustee with sole voting and investment power and J. Mario Molina, M. Martha Bernadett, Josephine M. Battiste, Janet M. Watt and Mr. Molina are the beneficiaries; 1,114,419 shares owned by the MRM GRAT 301/2, of which Mr. Molina is the trustee with sole voting and investment power, Mary R. Molina is the income beneficiary and J. Mario Molina, M.D., John C. Molina, M. Martha Bernadett, M.D., Janet M. Watt and Josephine M. Battiste are the remainder beneficiaries; 1,193,451 shares owned by the MRM GRAT 301/3, of which Mr. Molina is the trustee with sole voting and investment power, Mrs. Molina is the income beneficiary and J. Mario Molina, M.D., John C. Molina, M. Martha Bernadett, M.D., Janet M. Watt and Josephine M. Battiste are the remainder beneficiaries; 425,167 shares owned by the MRM GRAT 502/2, of which Mr. Molina is the trustee with sole voting and investment power, Mrs. Molina is the income beneficiary and J. Mario Molina, M.D., John C. Molina, M. Martha Bernadett, M.D., Janet M. Watt and Josephine M. Battiste are the remainder beneficiaries; and 50,394 shares owned by the M/T Molina Children’s Education Trust, of which Mr. Molina is the trustee with sole voting and investment power and J. Mario Molina’s children are the beneficiaries. Mr. Molina is a Director and our Executive Vice President, Financial Affairs, and Treasurer.

(4)
Includes 6,675,388 shares owned by the Mary R. Molina Living Trust, of which Mr. Dentino and Curtis Pedersen are co-trustees with shared voting and investment power, Mrs. Molina is the income beneficiary and J. Mario Molina, M.D., John C. Molina, M. Martha Bernadett, M.D., Janet M. Watt and Josephine M. Battiste are the remainder beneficiaries; 3,647,069 shares owned by the Molina Marital Trust, of which Mr. Dentino and Mr. Pedersen are co-trustees with shared voting and investment power, Mrs. Molina is the income beneficiary and J. Mario Molina, M.D., John C. Molina, M. Martha Bernadett, M.D., Janet M. Watt and Josephine M. Battiste are the remainder beneficiaries; 192,303 shares owned by the John C. Molina Trust (1995), of which Mr. Molina and Mr. Dentino are co-trustees with shared investment power and Mr. Molina is the beneficiary, and as to which Mr. Molina has sole voting power pursuant to a proxy; 192,303 shares owned by the Mary Martha Molina Trust (1995), of which Dr. Bernadett and Mr. Dentino are co-trustees with shared investment power and Dr. Bernadett is the beneficiary, as to which Dr. Bernadett has sole voting power pursuant to a proxy; 384,578 shares owned by the Janet M. Watt Trust (1995), of which Ms. Watt and Mr. Dentino are co-trustees with shared investment power and Ms. Watt is the beneficiary, as to which Ms. Watt has sole voting power pursuant to a proxy; 384,578 shares owned by the Josephine M. Molina Trust (1995), of which Ms. Battiste and Mr. Dentino are co-trustees with shared investment power and Ms. Battiste is the beneficiary, as to which Ms. Battiste has sole voting power pursuant to a proxy; 62,933 shares owned by the Molina Children’s Trust for M. Martha Molina (1997) of which Mr. Dentino and M. Martha Bernadett, M.D. are co-trustees with shared voting and investment power and Dr. Bernadett is the beneficiary; 62,933 shares owned by the Molina Children’s Trust for John C. Molina (1997), of which Mr. Molina and Mr. Dentino are co-trustees with shared voting and investment power and Mr. Molina is the beneficiary; 125,867 shares owned by the Molina Children’s Trust for Janet M. Watt (1997), of which Mr. Dentino and Janet M. Watt are co-trustees with shared voting and investment power and Ms. Watt is the beneficiary; and 125,867 shares owned by the Molina Children’s Trust for Josephine M. Molina (1997), of which Mr. Dentino and Josephine M. Battiste are co-trustees with shared voting and investment power and Ms. Battiste is the beneficiary. Mr. Dentino is counsel to Mary R. Molina, our former director and the mother of J. Mario Molina, M.D., John C. Molina and M. Martha Bernadett, M.D., and has provided legal services to various Molina family members and entities in which they have interests. His address is 555 Capitol Mall, Suite 1500, Sacramento, California 95814.

(5)
Includes 6,675,388 shares owned by the Mary R. Molina Living Trust, of which Mr. Pedersen and Mr. Dentino are co-trustees with shared voting and investment power, Mrs. Molina is the income beneficiary and J. Mario Molina, M.D., John C. Molina, M. Martha Bernadett, M.D., Janet M. Watt and Josephine M. Battiste are the remainder beneficiaries; and 3,647, 069 shares owned by the Molina Marital Trust, of which Mr. Pedersen and Mr. Dentino are co-trustees with shared voting and investment power, Mrs. Molina is the income beneficiary and J. Mario Molina, M.D., John C. Molina, M. Martha Bernadett, M.D., Janet M. Watt and Josephine M. Battiste are the remainder beneficiaries. Mr. Pedersen is the uncle of J. Mario Molina, M.D., John C. Molina, J.D. and M. Martha Bernadett, M.D. Mr. Pedersen’s address is 6218 East 6th Street, Long Beach, California 90803.

(6)	Includes 160,000 shares which may be purchased pursuant to options. Dr. Goldstein is our Director and Executive Vice President, Health Plan Operations.
(7)	Includes 176,800 shares which may be purchased pursuant to options. Mr. Andrews is our Executive Vice President, Legal Affairs, General Counsel and Corporate Secretary.
(8)	Includes 57,120 shares which may be purchased pursuant to options. Dr. Helmer is our Vice President and Chief Medical Officer.
(9)
Includes all shares beneficially owned or which may be purchased by J. Mario Molina, M.D., John C. Molina, J.D., George S. Goldstein, Ph.D., Mark L. Andrews, Esq., M. Martha Bernadett, M.D., Ronna Romney Ronald Lossett, CPA, D.B.A., and Charles Z. Fedak, CPA.

DESCRIPTION OF CAPITAL STOCK

On the completion of this offering, we will be authorized to issue 80,000,000 shares of common stock and 20,000,000 shares of preferred stock. Shares of each class have a par value of $0.001 per share. The following description summarizes information about our capital stock. You can obtain more comprehensive information about our capital stock by consulting our bylaws and certificate of incorporation, as well as the Delaware General Corporation Law.

Common Stock

As of September 30, 2002, our charter provided for one series of common stock, of which 500,000 shares were issued and outstanding and held of record by 46 shareholders. Each share of common stock will be exchanged for 40 shares of common stock upon our reincorporation in Delaware prior to the time we close this offering. Fractional shares will be rounded to the nearest whole share.

Each share of our common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors. Subject to any preference rights of holders of preferred stock, the holders of common stock are entitled to receive dividends, if any, declared from time to time by the directors out of legally available funds. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after the payment of liabilities, subject to any rights of holders of preferred stock to prior distribution.

The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable and the shares of common stock to be issued on completion of this offering will be fully paid and nonassessable.

Preferred Stock

The board of directors has the authority, without action by the stockholders, to designate and issue preferred stock and to designate the rights, preferences and privileges of each series of preferred stock, which may be greater than the rights attached to the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until the board of directors determines the specific rights attached to that preferred stock. The effects of issuing preferred stock could include one or more of the following:

•	restricting dividends on the common stock,

•	diluting the voting power of the common stock,

•	impairing the liquidation rights of the common stock, or

•	delaying or preventing a change of control of our company.

There are currently no shares of preferred stock outstanding.

There are currently no warrants outstanding.

Anti-Takeover Effects of Certain Provisions of Delaware Law and Molina’s Certificate of Incorporation and Bylaws

Some provisions of our certificate of incorporation and bylaws, may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a stockholder might consider in one’s best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

In connection with our reincorporation in Delaware, we increased the number of shares of common stock authorized for issuance to 80,000,000. The issuance of additional shares of common stock could have the effect of delaying, deferring or preventing a change of control, even if such change in control would be beneficial to our stockholders.

The terms of certain provisions of our certificate of incorporation and bylaws may have the effect of discouraging a change in control. Such provisions include the requirement that all stockholder action must be effected at a duly-called annual meeting or special meeting of the stockholders and the requirement that stockholders follow an advance notification procedure for stockholder business to be considered at any annual meeting of the stockholders.

Classified Board of Directors

Our board of directors is divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the board of directors is elected each year. These provisions, when coupled with the provision of our certificate of incorporation authorizing the board of directors to fill vacant directorships or increase the size of the board of directors, may deter a stockholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies created by such removal with its own nominees.

Cumulative Voting

Under cumulative voting, a minority stockholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors. Our certificate of incorporation expressly denies stockholders the right to cumulative voting in the election of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice in writing. To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices not less than 90 days prior to the anniversary date of the immediately preceding annual meeting of stockholders. However, in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the stockholder in order to be timely must be received not later than the close of business on the 10th day following the date on which notice of the date of the annual meeting was mailed to stockholders or made public, whichever first occurs. Our bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may preclude, delay or discourage stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

Stockholder Action; Special Meeting of Stockholders

Our certificate of incorporation eliminates the ability of stockholders to act by written consent. It further provides that special meetings of our stockholders may be called only by our Chairman of the Board, Chief Executive Officer, President, a majority of our directors or committee of the board of directors specifically designated to call special meetings of stockholders. These provisions may limit the ability of stockholders to remove current management or approve transactions that stockholders may deem to be in their best interests and, therefore, could adversely affect the price of our common stock.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to effect a change in our control or change in our management by means of a proxy contest, tender offer, merger or otherwise.

Charter Amendments

Delaware law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless either a corporation’s certificate of incorporation or bylaws require a greater percentage.

Transfer Agent Registrar

The transfer agent and registrar for our common stock is                      .

Listing

We have applied to list our common stock on the New York Stock Exchange under the symbol “MOH.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares or the availability of any shares for sale will have on the market price of the common stock prevailing from time to time. Sales of substantial amounts of common stock (including shares issued on the exercise of outstanding options and warrants), or the perception that such sales could occur, could adversely affect the market price of our common stock and our ability to raise capital through a future sale of our securities.

After this offering,                  shares of common stock will be outstanding, assuming the issuance of an aggregate of                  shares of common stock. The number of shares outstanding after this offering is based on the number of shares outstanding as of September 30, 2002 and assumes no exercise of outstanding options. The             shares sold in this offering will be freely tradable without restriction under the Securities Act.

The remaining                      shares of common stock held by existing stockholders are restricted shares and are subject to the contractual restrictions described below. Restricted shares may be sold in the public market only if registered or if they qualify for an exception from registration under Rules 144 or 701 promulgated under the Securities Act, which are summarized below. All of these restricted shares will be available for resale in the public market in reliance on Rule 144 immediately following this offering and will be subject to lock-up agreements described below.

Sales of Restricted Shares and Shares Held by Our Affiliates

In general, under Rule 144 as currently in effect, an affiliate of the Company or a person, or persons whose shares are aggregated, who has beneficially owned restricted securities for at least one year, including the holding period of any prior owner except an affiliate of the Company, would be entitled to sell within any three month period a number of shares that does not exceed the greater of 1% of our then outstanding shares of common stock or the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. Any person, or persons whose shares are aggregated, who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned shares for at least two years including any period of ownership of preceding non-affiliated holders, would be entitled to sell such shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements.

Subject to certain limitations on the aggregate offering price of a transaction and other conditions, Rule 701 may be relied upon with respect to the resale of securities originally purchased from the Company by its employees, directors, officers, consultants or advisors prior to the date the issuer becomes subject to the reporting requirements of the Exchange Act. To be eligible for resale under Rule 701, shares must have been issued in connection with written compensatory benefit plans or written contracts relating to the compensation of such persons. In addition, the SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this offering. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than affiliates, subject only to the manner of sale provisions of Rule 144, and by affiliates, under Rule 144 without compliance with its one-year minimum holding period.

We have reserved an aggregate of 1,600,000 shares of common stock for issuance pursuant to our 2002 Equity Incentive Plan and options to purchase approximately 1,493,560 shares are outstanding at September 30, 2002 under the frozen Omnibus Stock and Incentive Plan and prior grants. On November 7, 2002, 735,200 of the options were settled with two executives through cash payments of $8,683,400. We have also reserved an aggregate of 600,000 shares of common stock for issuance under our 2002 Employee Stock Purchase Plan.

As soon as practicable following the offering, we intend to file registration statements under the Securities Act to register shares of common stock reserved for issuance under the 2002 Equity Incentive Plan and the 2002 Employee Stock Purchase Plan as well as pre-IPO shares qualified under Rule 701 that may be issued under the 2000 Omnibus Stock and Incentive Plan. Such registration statement will automatically become effective immediately upon filing. Any shares issued upon the exercise of stock options or following purchase under the 2002 Employee Stock Purchase Plan will be eligible for immediate public sale, subject to the lock-up agreements noted below. See “Management — 2002 Equity Incentive Plan,” “— 2000 Omnibus Stock and Incentive Plan” and “— 2002 Employee Stock Purchase Plan.”

We have agreed not to sell or otherwise dispose of any shares of common stock during the 180-day period following the date of this prospectus, except we may issue, and grant options to purchase, shares of common stock under the 2002 Equity Incentive Plan and the 2002 Employee Stock Purchase Plan.

Lock-Up

Each of our executive officers, directors, stockholders and optionholders will have entered into lock-up agreements prior to the commencement of this offering providing, with limited exceptions, that they will not offer to sell, contract to sell or otherwise sell, dispose of, loan, pledge, or grant any rights with respect to any shares of common stock, any options or warrants to purchase, any of the shares of common stock or any securities convertible into, or exercisable or exchangeable for, common stock owned by them, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, without the prior written consent of Banc of America Securities LLC and CIBC World Markets Corp., for a period of 180 days after the date of this prospectus.

Banc of America Securities LLC and CIBC World Markets Corp. in their sole discretion and at any time without notice, may release all or any portion of the securities subject to lock-up agreements. When determining whether or not to release shares from the lock-up agreements, Banc of America Securities LLC and CIBC World Markets Corp. will consider, among other factors, the stockholder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time. Following the expiration of the 180-day lock-up period, additional shares of common stock will be available for sale in the public market subject to compliance with Rule 144 or Rule 701.

UNDERWRITING

We are offering the shares of common stock described in this prospectus through a number of underwriters. Banc of America Securities LLC and CIBC World Markets Corp. are acting as joint book-running managers of the offering and together with SG Cowen Securities Corporation are acting as representatives of the underwriters. We have entered into a firm commitment underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Underwriter	Number of Shares
Banc of America Securities LLC
CIBC World Markets Corp.
SG Cowen Securities Corporation

Total

The underwriters initially will offer shares to the public at the price specified on the cover page of this prospectus. The underwriters may allow some dealers a concession of not more than $             per share. The underwriters also may allow, and any dealers may re-allow, a concession of not more than $             per share to some other dealers. If all the shares are not sold at the initial public offering price, the underwriters may change the offering price and other selling terms. The common stock is offered subject to a number of conditions, including:

•	receipt and acceptance of our common stock by the underwriters, and

•	the right to reject orders in whole or in part.

The underwriters have an option to buy up to              additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each be obligated, subject to certain conditions, to purchase additional shares approximately in proportion to the amounts specified in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered. We will pay the expenses associated with the exercise of the over-allotment option.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is         % of the initial public offering price. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Paid by Molina
	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $                .

We and our directors, executive officers, all of our existing stockholders and all of our optionholders will have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which we and such holders of stock and options have agreed, with limited exceptions, not to sell, directly or indirectly, any shares of common stock without the prior written consent of both Banc of America Securities LLC and CIBC World Markets Corp. for a period of 180 days after the date of this prospectus. This consent may be given at any time without public notice. We have entered into a similar agreement with the representatives of the underwriters, except that we may grant options and sell shares pursuant to our stock plans without such consent. There are no agreements between the representatives and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period.

We have applied for listing on the New York Stock Exchange under the symbol “MOH.”

We will indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress.

These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount.

The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option.

A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

As a result of these activities, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

The underwriters do not expect sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by this prospectus.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiation between us and the representatives of the underwriters. Among the factors considered in these negotiations are:

•	the history of, and prospects for, our company and the industry in which we compete,

•	the past and present financial performance of our company,

•	an assessment of our management,

•	the present state of our development,

•	the prospects for our future earnings,

•
the prevailing market conditions of the applicable United States securities market at the time of this offering, market valuations of publicly traded companies that we and the representatives of the underwriters believe to be comparable to our company, and

•	other factors deemed relevant.

The estimated initial public offering price range set forth on the cover of this preliminary prospectus is subject to change as a result of market conditions and other factors.

The underwriters, at our request, have reserved for sale to our employees, family members of employees, business associates and other third parties at the initial public offering price up to 5% of the shares being offered by this prospectus. The sale of these shares will be made by                     . We do not know if our employees or affiliates will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Reserved shares purchased by our employees and affiliates will not be subject to a lock-up except as may be required by the Conduct Rules of the National Association of Securities Dealers. These rules require that some purchasers of reserved shares be subject to three-month lock-ups if they are affiliated with or associated with NASD members or if they or members of their immediate families hold senior positions at financial institutions. If all of these reserved shares are not purchased, the underwriters will offer the remainder to the general public on the same terms as the other shares offered by this prospectus.

LEGAL MATTERS

The validity of the common stock offered by this prospectus will be passed upon for us by McDermott, Will & Emery, Los Angeles, California. Certain legal matters in connection with the offering will be passed upon for the underwriters by Willkie Farr & Gallagher, New York, New York.

EXPERTS

The consolidated financial statements of Molina Healthcare, Inc., at December 31, 2000 and 2001, and for the years then ended, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Molina Healthcare, Inc. (formerly, American Family Care, Inc.) for the year ended December 31, 1999 included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The statements of income and comprehensive income and cash flows of QualMed Washington Health Plan, Inc. for the year ended December 31, 1999, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus constitutes a part of a registration statement on Form S-1 (together with all amendments, supplements, schedules and exhibits to the registration statement, referred to as the registration statement) which we have filed with the SEC under the Securities Act, with respect to the common stock offered in this prospectus. This prospectus does not contain all the information which is in the registration statement. Certain parts of the registration statement are omitted as allowed by the rules and regulations of the SEC. We refer you to the registration statement for further information about our company and the securities offered in this prospectus. Statements contained in this prospectus concerning the provisions of documents filed as exhibits are not necessarily complete, and reference is made to the copy so filed, each such statement being qualified in all respects by such reference. You can inspect and copy the registration statement and the reports and other information we file with the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The same information will be available for inspection and copying at the regional offices of the SEC located at 233 Broadway, New York, New York 10279 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can also obtain copies of this material from the public reference room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The SEC also maintains a Web site which provides on-line access to reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at the address http://www.sec.gov.

Upon the effectiveness of the registration statement, we will become subject to the information requirements of the Exchange Act. We will then file reports, proxy statements and other information under the Exchange Act with the SEC. You can inspect and copy these reports and other information of our company at the locations set forth above or download these reports from the SEC’s website.

We have applied to have our common stock approved for quotation on the New York Stock Exchange.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Molina Healthcare, Inc.

We have audited the accompanying consolidated balance sheets of Molina Healthcare, Inc. and subsidiaries (the Company) as of December 31, 2000 and 2001, and the related consolidated statements of income, stockholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Molina Healthcare, Inc. and subsidiaries as of December 31, 2000 and 2001, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Los Angeles, California
March 29, 2002, except Note 10, as to
    which the date is                         , 2003

The foregoing report is in the form that will be signed upon the completion of the restatement of capital accounts described in Note 10 to the consolidated financial statements.

/s/    ERNST & YOUNG LLP

Los Angeles, California
December 23, 2002

REPORT OF DELOITTE & TOUCHE LLP, INDEPENDENT AUDITORS

The accompanying consolidated financial statements give effect to the consummation of a reincorporation and merger and related restatements of capital accounts, including the effects of a 40-for-1 stock split (the “Transaction”), which is expected to take place immediately prior to the effectiveness of the registration statement for the proposed offering of securities. The following report is in the form which will be furnished by Deloitte & Touche LLP upon consummation of the Transaction as described in Note 10 to the consolidated financial statements, assuming, that from April 21, 2000 to the date the Transaction is consummated, no other material events have occurred that would affect the accompanying consolidated financial statements or require disclosure therein.

“The Board of Directors and Stockholders
Molina Healthcare, Inc. (formerly, American Family Care, Inc.)

We have audited the accompanying consolidated financial statements of income, stockholders’ equity and cash flows of Molina Healthcare, Inc. (formerly, American Family Care, Inc.) and subsidiaries for the year ended December 31, 1999. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Molina Healthcare, Inc. (formerly, American Family Care, Inc.) and subsidiaries for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 10, in connection with its initial public offering of common stock, the accompanying consolidated financial statements have been restated to give retroactive effect to the consummation of a reincorporation and merger and related restatements of capital accounts, including the effects of a 40-for-1 stock split.

DELOITTE & TOUCHE LLP

Costa Mesa, California
April 21, 2000 (                        , 2003 as to Note 10)”

DELOITTE & TOUCHE LLP

Costa Mesa, California
December 23, 2002

MOLINA HEALTHCARE, INC.

CONSOLIDATED BALANCE SHEETS
(dollars in thousands, except per share data)

	December 31		September 30
	2000	2001	2002
			(Unaudited)
ASSETS

Current assets:
Cash and cash equivalents	$45,785	$102,750	$130,601
Receivables	32,688	21,078	31,996
Deferred income taxes	913	1,561	1,616
Prepaid and other current assets	2,408	2,844	4,751

Total current assets	81,794	128,233	168,964
Property and equipment, net	9,931	9,637	10,687
Goodwill and intangible assets, net	4,136	4,768	6,813
Restricted investments	3,050	2,000	2,000
Deferred income taxes	1,156	1,477	3,208
Advances to related parties and other assets	1,945	3,505	4,320

Total assets	102,012	149,620	195,992

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Medical claims and benefits payable	49,515	64,100	85,497
Accounts payable and accrued liabilities	9,361	10,903	10,575
Income taxes payable	2,609	4,087	3,231
Current maturities of note payable	47	51	54

Total current liabilities	61,532	79,141	99,357
Note payable, less current maturities	3,401	3,350	3,309
Other long-term liabilities	2,351	2,370	2,967
Minority interest	121	—	—

Total liabilities	67,405	84,861	105,633

Commitments and contingencies

Stockholders’ equity:
Common stock, $0.001 par value; 80,000,000 shares authorized, 20,000,000 shares issued and outstanding	5	5	5
Preferred stock, $0.001 par value; 20,000,000 shares authorized, no shares issued and outstanding	—	—	—
Accumulated other comprehensive loss	(23)	—	—
Retained earnings	34,625	64,754	90,354

Total stockholders’ equity	34,607	64,759	90,359

Total liabilities and stockholders’ equity	102,012	149,620	195,992

See accompanying notes.

MOLINA HEALTHCARE, INC.

CONSOLIDATED STATEMENTS OF INCOME
(dollars in thousands, except per share data)

	Year ended December 31			Nine months ended September 30
	1999	2000	2001	2001	2002
				(Unaudited)
Revenue:
Premium revenue	$181,929	$324,300	$499,471	$368,245	$465,716
Other operating revenue	2,358	1,971	1,402	1,138	1,484
Investment income	1,473	3,161	2,982	2,488	1,330

Total operating revenue	185,760	329,432	503,855	371,871	468,530
Expenses:
Medical care costs:
Medical services	73,990	107,883	149,999	110,594	130,492
Hospital and specialty services	55,200	127,139	212,799	156,638	214,895
Pharmacy	18,948	29,386	45,612	33,435	41,185

Total medical care costs	148,138	264,408	408,410	300,667	386,572
Marketing, general and administrative expenses	18,511	38,701	42,822	31,392	37,844
Depreciation and amortization	1,625	2,085	2,407	1,760	2,669

Total expenses	168,274	305,194	453,639	333,819	427,085

Operating income	17,486	24,238	50,216	38,052	41,445
Other income (expense):
Interest expense	(138)	(578)	(347)	(263)	(213)
Other, net	(1,052)	381	(214)	(258)	(56)

Total other expense	(1,190)	(197)	(561)	(521)	(269)

Income before income taxes	16,296	24,041	49,655	37,531	41,176
Provision for income taxes	6,576	9,156	19,453	14,703	15,576

Income before minority interest	9,720	14,885	30,202	22,828	25,600
Minority interest	(267)	79	(73)	97	—

Net income	9,453	14,964	30,129	22,925	25,600

Net income per share:
Basic	0.47	0.75	1.51	1.15	1.28

Diluted	0.47	0.73	1.46	1.11	1.24

See accompanying notes.

MOLINA HEALTHCARE, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(dollars in thousands)

	Common Stock		Accumulated Other Comprehensive Loss	Retained Earnings	Total
	Outstanding	Amount
Balance at January 1, 1999	4,000	$5	$(18)	$11,208	$11,195
Comprehensive income (loss):
Net income	—	—	—	9,453	9,453
Other comprehensive loss, net of tax:
Unrealized loss on marketable securities	—	—	(2)	—	(2)

Comprehensive income (loss)	—	—	(2)	9,453	9,451
Effect of share exchange	19,996,000	—	—	—	—

Balance at December 31, 1999	20,000,000	5	(20)	20,661	20,646
Comprehensive income (loss):
Net income	—	—	—	14,964	14,964
Other comprehensive loss, net of tax:
Unrealized loss on marketable securities	—	—	(3)	—	(3)

Comprehensive income (loss)	—	—	(3)	14,964	14,961
Cash dividends declared	—	—	—	(1,000)	(1,000)

Balance at December 31, 2000	20,000,000	5	(23)	34,625	34,607
Comprehensive income:
Net income	—	—	—	30,129	30,129
Other comprehensive income, net of tax:
Realized loss on marketable securities	—	—	23	—	23

Comprehensive income	—	—	23	30,129	30,152

Balance at December 31, 2001	20,000,000	5	—	64,754	64,759
Net income (unaudited)	—	—	—	25,600	25,600

Balance at September 30, 2002 (unaudited)	20,000,000	5	—	90,354	90,359

See accompanying notes.

MOLINA HEALTHCARE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Year ended December 31			Nine months ended September 30
	1999	2000	2001	2001	2002
				(Unaudited)
Operating activities
Net income	$9,453	$14,964	$30,129	$22,925	$25,600
Minority interest	267	(79)	73	(97)	—
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,625	2,085	2,407	1,760	2,669
Deferred income taxes	(629)	(64)	(969)	(749)	(1,786)
Loss on disposal of property and equipment	132	245	416	29	36
Stock-based compensation	275	401	505	301	553
Changes in operating assets and liabilities, net of acquisitions:
Receivables	7,415	(14,805)	11,610	7,729	(10,918)
Claims receivable—FHS Subsidiary	—	12,012	—	—	—
Prepaid and other current assets	(6,167)	7,529	(436)	5	(1,907)
Medical claims and benefits payable	(1,919)	389	14,585	12,333	21,397
Accounts payable and accrued liabilities	3,517	(2,345)	1,554	2,513	(328)
Income taxes payable	1,092	1,269	1,478	9,730	(856)

Net cash provided by operating activities	15,061	21,601	61,352	56,479	34,460
Investing activities
Proceeds from sale of marketable securities, net	—	1,938	—	—	—
Release of statutory deposits	—	—	1,050	1,050	—
Purchase of equipment	(5,520)	(1,758)	(2,105)	(1,890)	(2,550)
Other long-term liabilities	—	615	(486)	278	44
Advances to related parties and other assets	(269)	(695)	(1,537)	(1,658)	(815)
Net cash acquired (paid) in purchase transactions	6,276	—	(1,250)	—	(3,250)

Net cash provided by (used in) investing activities	487	100	(4,328)	(2,220)	(6,571)
Financing activities
Cash dividends declared	—	(1,000)	—	—	—
Proceeds from issuance of notes payable	17,300	—	—	—	—
(Purchase) maturity of restricted investments	(12,918)	12,800	—	—	—
Principal payments on notes payable and capital lease obligations	(61)	(13,836)	(59)	(35)	(38)

Net cash provided by (used in) financing activities	4,321	(2,036)	(59)	(35)	(38)

Net increase in cash and cash equivalents	19,869	19,665	56,965	54,224	27,851
Cash and cash equivalents at beginning of period	6,251	26,120	45,785	45,785	102,750

Cash and cash equivalents at end of period	26,120	45,785	102,750	100,009	130,601

MOLINA HEALTHCARE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
(dollars in thousands)

	Year ended December 31			Nine months ended September 30
	1999	2000	2001	2001	2002
				(Unaudited)
Supplemental cash flow information
Cash paid during the period for:
Income taxes	$6,125	$7,950	$18,944	$5,500	$18,218

Interest	140	580	342	257	208

Supplemental schedule of non-cash investing and financing activities
Details of businesses acquired in purchase transactions:
Fair value of assets acquired	45,449		1,250		3,250
Invested capital from prior year (Michigan HMO)	(2,028)		—		—
Liabilities assumed	(36,116)		—		—

Cash paid	7,305		1,250		3,250

Cash acquired in purchase transactions	13,581

Net cash acquired	6,276

See accompanying notes.

MOLINA HEALTHCARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)
December 31, 2001

1.    The Reporting Entity

On May 26, 1999, Molina Healthcare, Inc. (formerly American Family Care, Inc., the Company) was formed to operate as the parent for Molina Healthcare of California, a health maintenance organization (HMO). In November 1999, the owners of Molina Healthcare of California exchanged their 4,000 shares for 20,000,000 shares of the Company. The Company became the sole shareholder of Molina Healthcare of California and the Company’s consolidated financial statements give retroactive effect to the reorganization for all periods presented. On January 1, 2000, Molina Healthcare of Utah, Inc. became a wholly owned subsidiary of the Company through an ownership transfer from Molina Healthcare of California.

The Company’s operations include Molina Healthcare of California (California HMO), Molina Healthcare of Utah, Inc. (Utah HMO), Molina Healthcare of Washington, Inc. (Washington HMO), and Molina Healthcare of Michigan, Inc. (Michigan HMO). The Company acquired the Washington HMO in December 1999 and a controlling interest in the Michigan HMO in 1999.

The consolidated financial statements and notes give effect to a 40-for-1 stock split of our outstanding common stock and recapitalization as a result of the share exchange in the reincorporation merger to occur prior to the effectiveness of our registration statement with the Securities and Exchange Commission (see Note 10. Restatement of Capital Accounts).

2.    Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all majority owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Principal areas requiring the use of estimates include: determination of allowances for uncollectible accounts, settlements under risks/savings sharing programs, impairment of long-lived and intangible assets, medical claims and accruals, professional and general liability claims, reserves for potential absorption of claims unpaid by insolvent providers, reserves for the outcome of litigation, and valuation allowances for deferred tax assets.

Premium Revenue

Premium revenue is primarily derived from Medi-Cal/Medicaid programs. The Company is paid a per member per month fee for all contracted medical services based on the number of beneficiaries the Company has enrolled. Prepaid health care premiums are reported as revenue in the month in which enrollees are entitled to receive health care. A portion of the premiums is subject to possible retroactive adjustments which have not been significant. Medi-Cal/Medicaid revenues represented 98% of the Company’s 1999, 2000 and 2001 premium revenue.

Through July 2000, the California HMO was a subcontractor with another HMO to provide comprehensive health care services to Medi-Cal beneficiaries located in Sacramento. The Company terminated its subcontract and received $2,000 as a settlement for amounts owed relating to prior periods. The settlement was recorded as a

MOLINA HEALTHCARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

change in estimate and increased premium revenue and income before income taxes for the year ended December 31, 2000.

Effective July 1, 2002, the Utah HMO agreed to provide medical and utilization management services to Utah Medicaid members through June 30, 2003 under a 1-year stop-loss guarantee for the first 40,000 members. The state of Utah agreed to pay the Utah HMO 100 percent of medical costs plus 9 percent of medical costs as an administrative fee. In addition, if the actual medical costs and administrative fee are less than a predetermined amount, the Utah HMO will receive all or a portion of the difference as additional revenue. The additional revenue is equal to the savings up to 5% of the predetermined amount plus 50% of the savings above 5% of that amount. The arrangement is subject to review and revision on or after April 1, 2003.

Medical Care Costs

The Company arranges to provide comprehensive medical care services to its members through its clinics and a network of contracted hospitals, physician groups and other health care providers. Medical care costs represent cost of health care services, such as physician salaries at clinics operated by the Company and fees to contracted providers under capitation and fee-for-service arrangements. Medical care costs are expensed in the period the Company is obligated to provide such services.

Under capitation contracts, the Company pays a fixed per member per month payment to the provider without regard to the frequency, extent or nature of the medical services actually furnished. Capitation contracts include provisions for certain noncapitated services for which the Company is liable. Certain arrangements also contain incentive programs based on service delivery, quality of care, utilization management and other criteria. Expenses related to these programs are recorded in the period in which the related services are dispensed.

Under fee-for-service arrangements, the Company retains the financial responsibility for medical care provided at discounted payment rates. Medical claims and benefits payable include claims reported as of the balance sheet date and estimated costs of medical care services rendered but not reported. Such estimates are developed using actuarial methods and are based on many variables, including utilization of health care services, historical data for payment patterns, cost trends, product mix, seasonality and other factors. The Company includes loss adjustment expenses in the recorded claims liability. The estimation methods and the resulting reserves are continually reviewed and updated, and any adjustments are reflected in current operations. The Company has also recorded reserves for estimated referral claims related to insolvent medical groups. Such losses are not expected to be significant.

The state of Washington’s Social Security Income, or SSI, program provides medical benefits to Medicaid beneficiaries that meet specific health and financial status qualifications. The Washington HMO assists assigned Medicaid members to qualify for SSI program benefits. When qualified, the state of Washington assumes responsibility on a retroactive basis for the cost of patient care. The Washington HMO then proceeds to recover hospital claims payments paid on behalf of the SSI member. Estimates for claims recoveries are reported as reductions of medical care costs and medical claims and benefits payable.

The Company purchases stop-loss insurance to cover unusually high costs of care when incurred beyond a predetermined annual amount per enrollee.

Marketable Securities

The Company accounts for marketable securities in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities. Realized gains and losses and unrealized losses judged to be other than temporary with respect to available-for-sale and held-to-maturity securities are included in the determination of net income. The cost of securities sold is determined using the specific-identification method. Fair values of securities are based on quoted prices in active markets.

MOLINA HEALTHCARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Except for restricted investments, marketable securities are designated as available-for-sale and are carried at fair value. Unrealized gains or losses, if any, net of applicable income taxes, are recorded in stockholders’ equity as other comprehensive income. Since these securities are available for use in current operations, they are classified as current assets without regard to the securities’ contractual maturity dates. Marketable securities held by the Company consisted primarily of debt securities acquired with the purchase of the Washington HMO, which were sold in 2000. Certain equity securities held by the Company, which were immaterial, were written off in 2001. At December 31, 2001, the Company has no available-for-sale securities.

Restricted Investments

Pursuant to the regulations governing the Company’s subsidiaries, the Company maintained statutory deposits with each state as follows:

	December 31		September 30
	2000	2001	2002
			(Unaudited)
California	$300	$300	$300
Utah	550	550	550
Michigan	1,000	1,000	1,000
Washington	200	150	150
Idaho	1,000	—	—

Total	3,050	2,000	2,000

The Washington HMO was required to maintain a statutory deposit of $1,000 with the state of Idaho pursuant to certain commercial business written prior to its acquisition by the Company. In 2001, the plan had no further operations in Idaho and the statutory deposit was released.

Restricted investments, which consist of certificates of deposit and treasury securities, are designated as held-to-maturity, and are carried at amortized cost. The use of these funds is limited to specific purposes as required by each state.

Property and Equipment

Property and equipment are stated at historical cost. Replacements and major improvements are capitalized, and repairs and maintenance are charged to expense as incurred. Furniture, equipment and automobiles including assets under capital leases are depreciated using the straight-line method over estimated useful lives ranging from three to seven years. Leasehold improvements are amortized over the term of the lease or five to 10 years, whichever is shorter. The building is amortized over its estimated useful life of 31.5 years.

Goodwill and Intangible Assets

The excess of the purchase price over the fair value of net assets acquired has been allocated to goodwill and identifiable intangible assets. Goodwill and intangible assets are amortized on a straight-line basis over periods not exceeding 15 years, the expected periods to be benefited. Effective January 1, 2002, the Company ceased amortization of goodwill in accordance with the provisions of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. Accumulated amortization totaled $490, $914 and $2,119 (unaudited) at December 31, 2000 and 2001 and September 30, 2002, respectively.

MOLINA HEALTHCARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Long-Lived Asset Impairment

The Company reviews long-lived assets for impairment when events or changes in business conditions indicate that their carrying value may not be recovered. The Company considers assets to be impaired and writes them down to fair value if expected associated cash flows are less than the carrying amounts. Fair value is the present value of the associated cash flows. The Company has determined that no long-lived assets are impaired at December 31, 2001 and September 30, 2002.

Income Taxes

The Company accounts for income taxes based on SFAS No. 109, Accounting for Income Taxes. SFAS No. 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company’s financial statements or tax returns. Measurement of the deferred items is based on enacted tax laws. Valuation allowances are established, when necessary, to reduce future income tax assets to the amount expected to be realized.

Taxes Based on Premiums

The Washington HMO is not subject to state income taxes. The state of Washington assesses taxes based on premium revenue. Such taxes totaled $2,013 and $4,028 in 2000 and 2001, respectively, and are included in marketing, general and administrative expenses. Premium taxes for the nine months ended September 30, 2001 and 2002 were $3,008 and $3,686, respectively (unaudited).

Professional Liability Insurance

The Company carries medical malpractice insurance for health care services rendered through its clinics in California with claims-made coverage of $5,000 per occurrence and an annual aggregate limit of $10,000. The Company also carries claims-made managed care professional liability insurance for its HMO operations subject to coverage limit of $5,000 per occurrence and in aggregate for each policy year. Accruals for uninsured claims and claims incurred but not reported are estimated by independent actuaries and are included in other long-term liabilities.

Stock-Based Compensation

The Company accounts for stock-based compensation using the intrinsic-value method prescribed in Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees. Compensation cost for stock options, if any, is measured as the excess of the market price of the Company’s stock at the date of grant over the amount an employee must pay to acquire the stock. SFAS No. 123, Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. The Company has adopted the disclosure requirements of SFAS No. 123.

MOLINA HEALTHCARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Earnings Per Share

The denominators for the computation of basic and diluted earnings per share are calculated as follows:

	Year ended December 31			Nine months ended September 30
	1999	2000	2001	2001	2002
				(Unaudited)
Shares outstanding at the beginning of the period(1)	20,000,000	20,000,000	20,000,000	20,000,000	20,000,000
Weighted average number of shares issued (acquired)	—	—	—	—	—

Denominator for basic earnings per share	20,000,000	20,000,000	20,000,000	20,000,000	20,000,000
Dilutive effect of employee stock options(2)	173,000	376,000	572,000	561,000	720,000

Denominator for diluted earnings per share	20,173,000	20,376,000	20,572,000	20,561,000	20,720,000

(1)
Adjusted to reflect the share exchange in 1999 (see Note 1. The Reporting Entity)  and a 40-for-1 stock split of the outstanding shares as a result of the exchange in the reincorporation merger (see Note 10. Restatement of Capital Accounts).

(2)
All options to purchase common shares were included in the calculation of diluted earnings per share because their exercise prices were below the average fair value of the common shares for each of the periods presented.

Cash and Cash Equivalents

Cash and cash equivalents include cash, money market funds and certificates of deposit with a maturity of three months or less on the date of purchase.

Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, receivables and restricted investments. The Company invests a substantial portion of its cash in the Cadre Liquid Asset Fund (CLAF), a portfolio of highly liquid money market securities. The CLAF is one of a series of funds managed by the Cadre Institutional Investors Trust (Trust), a Delaware business trust registered as an open-end management investment. Restricted investments are invested principally in certificates of deposit and treasury securities. Concentration of credit risk with respect to accounts receivable is limited due to payors consisting principally of the governments of each state in which the HMO subsidiaries operate.

Fair Value of Financial Instruments

The Company’s consolidated balance sheets include the following financial instruments: cash and cash equivalents, receivables, marketable securities, trade accounts, medical claims and benefits payable, note payable and other liabilities. The carrying amounts of current assets and liabilities approximate their fair value because of the relatively short period of time between the origination of these instruments and their expected realization. The carrying value of advances to related parties and all long-term obligations approximates their fair value based on borrowing rates currently available to the Company for instruments with similar terms and remaining maturities.

MOLINA HEALTHCARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Risks and Uncertainties

The Company’s profitability depends in large part on accurately predicting and effectively managing medical care costs. The Company continually reviews its premium and benefit structure to reflect its underlying claims experience and revised actuarial data; however, several factors could adversely affect medical care costs. These factors, which include changes in health care practices, inflation, new technologies, major epidemics, natural disasters and malpractice litigation, are beyond any health plan’s control and could adversely affect the Company’s ability to accurately predict and effectively control medical care costs. Costs in excess of those anticipated could have a material adverse effect on the Company’s financial condition, results of operations or cash flows.

Segment Information

The Company presents segment information externally the same way management uses financial data internally to make operating decisions and assess performance. Each of the Company’s subsidiaries sells healthcare packages in the form of bundled managed care to Medicaid members. They share similar characteristics in the membership they serve, the nature of services provided and the method by which medical care is rendered. The subsidiaries are also subject to similar regulatory environment and long-term economic prospects. As such, the Company has one reportable segment.

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives. The Company applied the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. The Company performed the required impairment tests of goodwill and indefinite lived intangible assets in 2002, and no impairment was identified.

The following table reflects the unaudited consolidated results adjusted as though the adoption of the SFAS No. 142 non-amortization of goodwill provision occurred as of the beginning of the years ended December 31, 1999, 2000 and 2001 and the nine month period ended September 30, 2001:

	Year ended December 31			Nine months ended September 30
	1999	2000	2001	2001	2002
Net income:
As reported	$9,453	$14,964	$30,129	$22,925	$25,600
Adjusted	9,625	15,263	30,428	23,150
Basic earnings per share:
As reported	0.47	0.75	1.51	1.15	1.28
Adjusted	0.48	0.76	1.52	1.16
Diluted earnings per share:
As reported	0.47	0.73	1.46	1.11	1.24
Adjusted	0.48	0.75	1.48	1.13

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for

MOLINA HEALTHCARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Long-Lived Assets to be Disposed of, effective for fiscal years beginning after December 15, 2001. SFAS No. 144 applies to all long-lived assets (including discontinued operations) and consequently amends APB No. 30, Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. SFAS No. 144 develops an accounting model for long-lived assets that are to be disposed of by sale and requires the measurement to be at the lower of book value or fair value, less the cost to sell the assets. Additionally, SFAS No. 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. The provisions of SFAS No. 144 did not have a significant impact on the financial position, operating results or cash flows following its adoption on January 1, 2002.

Unaudited Interim Financial Statements

The unaudited financial statements as of September 30, 2002 and for the nine-month periods ended September 30, 2001 and 2002 reflect all adjustments, consisting of normal recurring adjustments, needed to present fairly the financial results for these interim periods. The consolidated results of operations for the interim periods are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2002.

Reclassifications

Certain prior period amounts have been reclassified to conform with the current period presentation.

3.     Acquisitions

Michigan HMO

Through April 1999, the Company held a 24.05% interest in Michigan Managed Care Providers, Inc. In May 1999, the Company acquired the remaining 75.95% interest and purchased a 62.5% interest in Good Health Michigan, Inc. for $45. Following the 1999 acquisitions, the companies were merged to form the Michigan HMO, with the California HMO owning an 81.13% interest in the combined companies. On October 30, 2001, the California HMO acquired the outstanding 18.87% minority interest for $350. The Company recorded total goodwill and intangible assets of $4,591 in connection with the Michigan acquisitions.

Washington HMO

On December 31, 1999, the Company purchased the capital stock of QualMed Washington Health Plan, Inc. (QualMed—a state licensed HMO) from Foundation Health Systems, Inc. (FHS) for $7,260. The acquisition was accounted for as a purchase transaction. The purchase price approximated the book value of the net assets acquired, which was equal to their fair value. Consequently, no goodwill was generated in this transaction. To complete the purchase, the Company and FHS entered into a Loss Portfolio Transfer and 100% Quota Share Reinsurance Agreement (Agreement) with an FHS insurance subsidiary (FHS Subsidiary) to transfer and assign the risk in effect during 1999 relating to the non-Medicaid lines of business. As part of the Agreement, the Company also paid $6,750 to the FHS Subsidiary to reinsure the risk for commercial contracts that continued in effect in 2000. The prospective reinsurance premium was recorded as a prepaid asset at December 31, 1999, and was charged to medical services in 2000. The Company also agreed to assume commercial claims liabilities estimated at approximately $12,000 at December 31, 1999, that, as part of the purchase transaction, was reinsured by the FHS Subsidiary. Pursuant to the Agreement, the Company recorded a corresponding reinsurance receivable from the FHS Subsidiary on the acquisition date. The operating results of the Washington HMO are included in the consolidated financial statements from the date of acquisition.

MOLINA HEALTHCARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

On July 1, 2002, the Washington HMO paid $3,250 (unaudited) to another health plan for the assignment of a Medicaid contract. The assigned contract had a remaining term of 6 months on the acquisition date and was subsequently renewed for an additional 1-year period. The assignment was accounted for as a purchase transaction. The purchase price was allocated to member contracts, an intangible asset, and is being amortized over 18-months.

California HMO

In November 2001, the California HMO paid $900 to another health plan in consideration for the assignment of the Sacramento Medi-Cal contract. Under the contract, the Company will provide Medi-Cal HMO services to eligible members in Sacramento for an initial term of 13 months, with two one-year renewal options. The assignment was accounted for as a purchase transaction. The purchase price was allocated to member contracts, an intangible asset, and is being amortized over the initial 13-month contract period.

4.     Property and Equipment

A summary of property and equipment is as follows:

	December 31		September 30
	2000	2001	2002
			(Unaudited)
Land	$3,000	$3,000	$3,000
Building and improvements	6,728	6,981	7,745
Furniture, equipment and automobiles	5,243	5,975	7,666

	14,971	15,956	18,411
Less accumulated depreciation and amortization	(5,040)	(6,319)	(7,724)

Property and equipment, net	9,931	9,637	10,687

5.     Related Party Transactions

Advances to related parties are as follows:

	December 31		September 30
	2000	2001	2002
			(Unaudited)
Note receivable due from Molina Family Trust, secured by two medical buildings, bearing interest at 7% with monthly payments due through 2026.	$326	$321	$318
Note receivable due from Molina Siblings Trust, secured by a medical building, bearing interest at 7% with monthly payments due through 2016.	—	1,093	1,084
Loan to Molina Siblings Trust under a $500 credit line, secured by 86,189 shares of the Company’s stock, bearing interest at 7% due in 2010.	—	392	388
Advances to Molina Siblings Trust (Trust) pursuant to a contractual obligation in connection with a split-dollar life insurance policy with the Trust as the beneficiary. The advances, which are discounted based on the insured’s actuarial life, are payable to the Company at the earlier of the insured’s death or cancellation of the policy.	938	878	1,282

	1,264	2,684	3,072

MOLINA HEALTHCARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The Molina Family Trust has agreements with the Company to lease two medical clinics. These leases have five remaining 5-year renewal options. In May 2001, the Company entered into a similar agreement with the Molina Siblings Trust for the lease of another medical clinic. The lease is for seven years with two 10-year renewal options. Rental expense for these leases totaled $81, $108 and $295 for the years ended December 31, 1999, 2000 and 2001, respectively, and $180 and $274 for the nine months ended September 30, 2001 and 2002, respectively (unaudited). Minimum lease payments for the subsequent five years consist of the following approximate amounts at December 31, 2001: $399 in 2002; $413 in 2003; $428 in 2004; $341 in 2005; and $317 in 2006.

The Company received architecture and technology services from companies owned by non-employee members of the Molina family. Payments for architecture services received in the years ended December 31, 1999, 2000 and 2001, totaled $20, $18 and $71, respectively. Payment for technology services received during the year ended December 31, 2001, totaled $59. Payments for such services totaled $43 and $65 for the nine months ended September 30, 2001 and 2002, respectively (unaudited).

6.     Note Payable

During 1999, the Company obtained borrowings totaling $17,300. $13,800 was due to First Professional Bank, which consisted of a variable rate note payable of $1,000 and a fixed rate loan of $12,800. The fixed rate borrowing was collateralized by a restricted certificate of deposit in the same amount. The remaining $3,500 was due to a bank for the purchase of the Company’s corporate office building, with a fixed interest of 8.58% per annum through October 1, 2004. Thereafter, the interest rate may be adjusted in accordance with the terms and conditions of the agreement. The note payable is due October 1, 2024, and is collateralized by the office building.

During 2000, the Company repaid the notes payable of $13,800 to First Professional Bank. $12,800 was repaid using the proceeds of the matured restricted certificate of deposit. At December 31, 2000 and 2001 and September 30, 2002, the outstanding mortgage payable was $3,448, $3,401 and $3,363 (unaudited), respectively.

Future payments on the note payable as of December 31, 2001, for the years ending December 31, is as follows:

2002	$51
2003	55
2004	60
2005	66
2006	71
Thereafter	3,098

3,401

MOLINA HEALTHCARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7.    Income Taxes

The provision for income taxes is as follows:

	Year ended December 31			Nine months ended September 30
	1999	2000	2001	2001	2002
				(Unaudited)
Current:
Federal	$5,642	$7,481	$17,541	$13,275	$15,182
State	1,563	1,739	2,881	2,177	2,180

Total current	7,205	9,220	20,422	15,452	17,362

Deferred:
Federal	(565)	21	(934)	(723)	(1,520)
State	(64)	(85)	(35)	(26)	(266)

Total deferred	(629)	(64)	(969)	(749)	(1,786)

	6,576	9,156	19,453	14,703	15,576

A reconciliation of the effective income tax rate to the statutory federal income tax rate is as follows:

	Year ended December 31			Nine months ended September 30
	1999	2000	2001	2001	2002
				(Unaudited)
Taxes on income at statutory federal tax rate	$5,704	$8,414	$17,379	$13,136	$14,412
State income taxes, net of federal benefit	1,005	1,091	1,850	1,398	1,244
Nondeductible expenses	356	(226)	—	—	—
Nondeductible goodwill	59	104	104	79	—
Other	93	(227)	168	90	111
Change in valuation allowance	(641)	—	(48)	—	(191)

Reported income tax expense	6,576	9,156	19,453	14,703	15,576

MOLINA HEALTHCARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The components of net deferred income tax assets are as follows:

	December 31		September 30
	2000	2001	2002
			(Unaudited)
Accrued expenses	$640	$368	$581
State taxes	508	975	863
Shared risk	(418)	75	163
Other, net	183	143	9

Deferred tax asset—current	913	1,561	1,616

Net operating losses	556	384	384
Depreciation and amortization	208	18	168
Deferred compensation	461	720	1,090
Other accrued medical costs	128	543	1,059
Other, net	42	3	507

	1,395	1,668	3,208
Valuation allowance	(239)	(191)	—

Deferred tax asset—long term	1,156	1,477	3,208

Net deferred income tax assets	2,069	3,038	4,824

At December 31, 2001, the Company had federal and state net operating loss carryforwards (NOLs) of approximately $1,012 and $2,253, respectively ($934 and $2,175, respectively at September 30, 2002 (unaudited)), which begin to expire in 2012 and 2007, respectively. The NOLs resulted from the acquisition of the Michigan entities in May 1999 that were merged to form the Michigan HMO. Because of the ownership change, the NOLs are subject to an annual limitation. Prior to 2002, a valuation allowance had been established against the deferred tax assets due to uncertainty over the realizability of these NOLs in the future. The valuation allowance was reduced during the nine-month period ended September 30, 2002, when it became more likely than not that the NOLs would be realized.

8.    Employee Benefits

The Company sponsors a defined contribution 401(k) plan that covers substantially all full-time salaried and clerical employees of the Company and its subsidiaries. Eligible employees are permitted to contribute up to the maximum allowed by law. The Company matches up to the first 4% of compensation contributed by employees. Contributions to the plan totaled $489, $541 and $737 in the years ended December 31, 1999, 2000 and 2001, respectively, and $783 (unaudited) for the nine months ended September 30, 2002.

MOLINA HEALTHCARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9.    Commitments and Contingencies

Leases

The Company leases office space, clinics, equipment and automobiles, which expire at various dates through 2008. Future minimum lease payments by year and in the aggregate under all noncancelable operating leases (including related parties) consist of the following approximate amounts:

Year ending December 31
2002	$3,283
2003	2,687
2004	2,280
2005	1,695
2006	1,351
Thereafter	276

11,572

Rental expense related to these leases totaled $3,156, $3,777 and $4,239 for the years ended December 31, 1999, 2000, and 2001, respectively, and is included in marketing, general and administrative expenses. Rental expense for the nine months ended September 30, 2001 and 2002 was $3,216 and $3,626, respectively (unaudited).

Legal

The health care industry is subject to numerous laws and regulations of federal, state and local governments. Compliance with these laws and regulations can be subject to government review and interpretation, as well as regulatory actions unknown and unasserted at this time. Recently, government activity has increased with respect to investigations and allegations concerning possible violations of regulations by health care providers, which could result in significant fines and penalties, exclusion from participating in the Medi-Cal/Medicaid programs, as well as repayments of previously billed and collected revenues.

During 1998, the California Department of Health Services, or DHS, contended that letters sent to patients in San Bernardino and Riverside Counties notifying them of a pending Medi-Cal program change and the need to reselect their current health plan physician violated state and federal marketing laws and the health plan’s Medi-Cal contract. In October 1998, the California HMO agreed to pay a penalty to DHS and suspend enrollment and marketing activities for sixty days in San Bernardino and Riverside Counties. Shortly following resolution with DHS, the Office of Inspector General of the U.S. Department of Health and Human Services, or OIG, informed the California HMO that it also had jurisdiction over the matter. In December 2001, the California HMO resolved the matter with OIG by making a $600 payment to the U.S. Department of Health and Human Services and committed to maintain in place policies and procedures designed to ensure compliance with applicable state and federal laws and Medicaid program requirements.

The Company is involved in legal actions in the normal course of business, some of which seek monetary damages, including claims for punitive damages, which are not covered by insurance. These actions, when finally concluded and determined, will not, in the opinion of management and the Company’s counsel, have a material adverse effect on the Company’s financial position, results of operations, or cash flows.

MOLINA HEALTHCARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Employment Agreements

In December 2001 and January 2002, the Company entered into three-year employment agreements with two executives, subject to automatic one-year extensions thereafter. The agreements provide for annual base salaries of $823 in the aggregate plus a Target Bonus, as defined. If the executives are terminated without cause or if they resign for good reason before a Change of Control, as defined, the Company will pay one year’s base salaries and Target Bonus for the year of termination, in addition to full vesting of 401(k) employer contributions and stock options, and continued health and welfare benefits for the earlier of 18 months or the date the executive receives substantially similar benefits from another employer. If any of the two employees are terminated for cause, no further payments are due under the contracts.

If termination occurs within two years following a Change of Control, the employees will receive two times their base salaries and Target Bonus for the year of termination in addition to full vesting of 401(k) employer contributions and stock options and continued health and welfare benefits for the earlier of three years or the date the executive receives substantially similar benefits from another employer.

Executives who receive severance benefits, whether or not in connection with a Change of Control, will also receive all accrued benefits for prior service including a pro rata Target Bonus for the year of termination.

The Company had a previous employment agreement with another executive dated December 7, 1998. Under this agreement, the executive was awarded options to purchase 640,000 shares of the Company’s common stock, which vested over three years. The exercise price of these options was $0.78 per share. If the executive terminated his employment or was terminated without cause, a registration statement in connection with a public offering became effective or the Company had a sale of or change in ownership of 30% or more, collectively, a contingent event, the executive had the right to require the Company to purchase the 640,000 shares of stock underlying his options at their fair market value based on a methodology set forth in the agreement (Put Option).

On November 7, 2002, the Company agreed to acquire fully vested stock options to purchase 640,000 shares of our common stock and the related Put Option held by the executive through a cash payment of $7,660. The cash payment was determined based on the negotiated fair value per share in excess of the exercise price of the 640,000 shares as if the options were exercised and the shares repurchased. The cash settlement resulted in a 2002 fourth quarter compensation charge of $6,880.

On November 7, 2002, the Company agreed to acquire fully vested stock options to purchase 95,200 shares of our common stock held by another executive through a cash payment of $1,023. The cash payment was determined based on the negotiated fair value per share in excess of exercise price of the 95,200 shares as if the options were exercised and the shares repurchased. The cash settlement resulted in a 2002 fourth quarter compensation charge of $916.

Regulatory Capital and Dividend Restrictions

The Company’s principal operations are conducted through the four HMOs operating in California, Washington, Michigan and Utah. The HMOs are subject to state regulations that, among other things, require the maintenance of minimum levels of statutory capital, as defined by each state, and restrict the timing, payment and amount of dividends and other distributions that may be paid to their stockholders. To the extent the subsidiaries must comply with these regulations, they may not have the financial flexibility to transfer funds to the Company. The Company’s proportionate share of the net assets in these subsidiaries (after intercompany eliminations) which may not be transferrable in the form of loans, advances or cash dividends without the consent of the regulators was $14.5 million and $27.7 million at December 31, 2000 and 2001, respectively, and $29.6 million at September 30, 2002 (unaudited).

The National Association of Insurance Commissioners, or NAIC, has adopted rules effective December 31, 1998, which, if implemented by the states, set new minimum capitalization requirements for insurance

MOLINA HEALTHCARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

companies, HMOs and other entities bearing risk for health care coverage. The requirements take the form of risk-based capital rules. These new HMO rules, which may vary from state to state, have been adopted by the Washington, Michigan and Utah HMOs in 2001. California has not yet adopted NAIC risk based capital requirements for HMOs and have not formally given notice of its intention to do so. The NAIC’s HMO rules, if adopted by California, may increase the minimum capital required for that state.

As of September 30, 2002, our HMOs had aggregate statutory capital and surplus of approximately $75.1 million (unaudited), compared with the required minimum aggregate statutory capital and surplus requirements of approximately $29.6 million (unaudited). All of the Company’s health plans were in compliance with the minimum capital requirements. The Company has the ability and commitment to provide additional working capital to each of the subsidiary health plans when necessary to ensure that total adjusted capital continually exceeds regulatory requirements.

10.    Restatement of Capital Accounts

The stockholders of the Company voted on July 31, 2002 to approve a proposed reincorporation merger whereby the Company will merge with and reincorporate into a newly formed Delaware corporation as the surviving corporation. The reincorporation merger will take effect prior to the effectiveness of a registration statement to be filed with the Securities and Exchange Commission and these financial statements reflect the effect of a 40-for-1 split of the Company’s outstanding common stock as a result of the share exchange in the reincorporation merger.

The Delaware corporation’s Certificate of Incorporation provides for 80,000,000 shares of authorized common stock, par value $0.001 and 20,000,000 shares of authorized preferred stock, par value $0.001. The rights, preferences and privileges of each series of preferred stock will be designated by the Company’s board of directors at a future date, which may include dividend and liquidation preferences and redemption and voting rights.

11.    Stock Options

The Company has made periodic grants of stock options to key employees. During 2000, the Company adopted the Omnibus Stock and Incentive Plan (the Plan). Pursuant to the Plan, the Company may grant qualified and non-qualified options for common stock, stock appreciation rights, restricted and unrestricted stock and performance units (collectively, the awards) to officers and key employees based on performance. The Plan limits the number of shares that can be granted in one year to 10% of the outstanding common shares at the inception of the year. The Plan also provides that if the employees desire to sell the common shares acquired through the awards, the Company shall have a first right of refusal to purchase such shares at fair value as determined by an independent appraisal. Upon an initial public offering or a change in control as defined, all awards shall vest immediately. Exercise price, vesting periods and option terms will be determined by the board of directors.

Options granted to date are exercisable at $0.78 to $4.50 per share, vest over 28 to 44 months and expire in 10 years. During the years ended December 31, 1999, 2000 and 2001, the Company issued options to purchase 350,040, 181,760 and 378,000 shares of its common stock with an estimated total fair value of $722, $313 and $2,850, respectively. No options were issued during the nine months ended September 30, 2002.

1,368,040 of the Company’s outstanding options at December 31, 2001 were granted with exercise prices at below fair value. Compensation expense recognized in the consolidated statements of income in connection with

MOLINA HEALTHCARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

these options was $275, $401 and $505 during 1999, 2000 and 2001, respectively. Compensation expense for the nine months ended September 30, 2001 and 2002 was $303 and $553, respectively (unaudited).

The Company estimates that amortization of deferred stock-based compensation, based upon stock options outstanding at December 31, 2001 and scheduled vesting periods, will consist of the following approximate amounts:

Year ending December 31
2002	$728
2003	666
2004	641
2005	103

2,138

Upon an initial public offering or a change of control, as defined, the awards will be subject to immediate vesting. Compensation expense related to options granted which is otherwise deferred will be recorded in full upon the occurrence of such event.

Had compensation cost been determined based on the fair value of the options at the grant date and amortized over the option’s vesting period, consistent with the method prescribed by SFAS No. 123, the Company’s net income and earnings per share would have been decreased to the pro forma amounts indicated below:

	Year ended December 31			Nine months ended September 30
	1999	2000	2001	2001	2002
				(Unaudited)
Net income:
As reported	$9,453	$14,964	$30,129	$22,925	$25,600
Pro forma	9,355	14,703	29,781	22,729	25,329
Basic earnings per share:
As reported	0.47	0.75	1.51	1.15	1.28
Pro forma	0.47	0.74	1.49	1.14	1.27
Diluted earnings per share:
As reported	0.47	0.73	1.46	1.11	1.24
Pro forma	0.46	0.72	1.45	1.11	1.22

The fair value of the options was estimated at the grant date using the Minimum Value option-pricing model with the following assumptions used: a risk-free interest rate of 6.35%, 6.13% and 5.54% in 1999, 2000 and 2001, respectively; dividend yield of 0% and expected option lives of 120 months.

The Minimum Value option-pricing model was developed for use in estimating the fair value of traded options and warrants which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

MOLINA HEALTHCARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Stock option activity and related information is as follows:

	Year ended December 31						Nine Months ended September 30
	1999		2000		2001		2001		2002
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
							(Unaudited)
Outstanding at beginning of period	640,000	$0.78	990,040	$1.21	1,171,800	$1.61	1,171,800	$1.61	1,498,600	$2.28
Granted	350,040	2.00	181,760	3.75	378,000	4.50	44,440	4.50	—	—
Exercised	—	—	—	—	—	—	—	—	—	—
Forfeited	—	—	—	—	51,200	3.13	51,200	3.13	5,040	4.50

Outstanding at end of period	990,040	1.21	1,171,800	1.61	1,498,600	2.28	1,165,040	1.65	1,493,560	2.28
Exercisable at end of period	—	—	444,440	0.78	995,960	1.34	920,240	1.22	1,087,800	1.47
Weighted average per option fair value of options granted during the period		2.07		1.72		7.54		—		—

MOLINA HEALTHCARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at December 31, 2001	Weighted- Average Remaining Contractual Life (Number of Months)	Weighted- Average Exercise Price	Number Exercisable at December 31, 2001	Weighted- Average Exercise Price
$0.78	640,000	83	$0.78	640,000	$0.78
2.00	350,040	94	2.00	300,040	2.00
3.13	47,760	100	3.13	15,920	3.13
4.50	460,800	117	4.50	40,000	4.50

0.78–4.50	1,498,600	97	2.28	995,960	1.34

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at September 30, 2002	Weighted- Average Remaining Contractual Life (Number of Months)	Weighted- Average Exercise Price	Number Exercisable at September 30, 2002	Weighted- Average Exercise Price
$0.78	640,000	74	$0.78	640,000	$0.78
2.00	350,040	85	2.00	350,040	2.00
3.13	47,760	91	3.13	31,840	3.13
4.50	455,760	107	4.50	65,920	4.50

0.78–4.50	1,493,560	88	2.28	1,087,800	1.47

MOLINA HEALTHCARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12.    Condensed Financial Information of Registrant

At December 31, 2001, the restricted net assets of the Company’s subsidiaries exceed 25 percent of total consolidated net assets. Following are the condensed balance sheets of the Registrant as of December 31, 2000 and 2001 and the statements of income and cash flows for the period from May 26, 1999 (date of incorporation) to December 31, 1999 and for each of the two years ended December 31, 2001.

Condensed Balance Sheets

	December 31
	2000	2001
Assets
Current assets:
Cash and cash equivalents	$628	$3,314
Deferred income taxes	153	121
Due from affiliates	903	—
Prepaid and other current assets	533	917

Total current assets	2,217	4,352
Property and equipment, net	1,124	2,251
Investment in subsidiaries	37,015	64,115
Deferred income taxes	132	396
Advances to related parties and other assets	249	1,785

Total assets	40,737	72,899

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable and accrued liabilities	2,976	2,592
Income taxes payable	2,771	2,825
Due to affiliates	—	1,424

Total current liabilities	5,747	6,841
Other long-term liabilities	383	1,299

Total liabilities	6,130	8,140

Commitments and contingencies
Stockholders’ equity:
Common stock, $0.001 par value; 80,000,000 shares authorized, 20,000,000 issued and outstanding	5	5
Preferred stock, $0.001 par value; 20,000,000 shares authorized, no shares issued and outstanding	—	—
Accumulated other comprehensive loss	(23)	—
Retained earnings	34,625	64,754

Total stockholders’ equity	34,607	64,759

Total liabilities and stockholders’ equity	40,737	72,899

MOLINA HEALTHCARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Condensed Statements of Income

	Period from May 26, 1999 to December 31		Year ended December 31
	1999		2000	2001
Revenue:
Management fees	$—		$16,650	$24,817
Investment income	—		13	114

Total operating revenue	—		16,663	24,931

Expenses:
Medical care costs	—		2,465	6,480
Marketing, general and administrative expenses	—		11,484	15,926
Depreciation and amortization	—		102	636

Total expenses	—		14,051	23,042

Operating income	—		2,612	1,889
Other expense, net	—		(185)	(339)

Income before income taxes and equity in net income of subsidiaries	—		2,427	1,550
Provision for income taxes	—		902	697

Net income before equity in net income of subsidiaries	—		1,525	853
Equity in net income of subsidiaries	8,156	(1)	13,439	29,276

Net income	8,156		14,964	30,129

(1)	Amount includes equity in net income of subsidiaries from May 26, 1999 (date of incorporation of the Registrant) to December 31, 1999.

MOLINA HEALTHCARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Condensed Statements of Cash Flows

	Period from May 26, 1999 to December 31	Year ended December 31
	1999	2000	2001
Operating activities
Cash (used in) provided by operating activities	$(6,750)	$5,666	$984

Investing activities
Acquisition of QualMed Washington Health Plan, Inc.	(6,000)	—	—
Dividends from (capital contributions to) subsidiaries	12,800	(1,725)	2,200
Purchases of equipment	—	(1,226)	(1,763)
Changes in due to (from) affiliate	—	(903)	2,327
Change in other assets and liabilities	—	(234)	(1,062)

Net cash provided by (used in) investing activities	6,800	(4,088)	1,702

Financing activities
Cash dividends declared	—	(1,000)	—

Net cash used in financing activities	—	(1,000)	—

Net increase in cash and cash equivalents	50	578	2,686
Cash and cash equivalents at beginning of period	—	50	628

Cash and cash equivalents at end of period	50	628	3,314

Supplemental schedule of non-cash investing and financing activities
Details of businesses acquired in purchase transactions
Fair value of net assets acquired	7,260	—	—
Liabilities assumed	(1,260)	—	—

Net cash paid	6,000	—	—

Transfer from Molina Healthcare of California(1)	12,493	—	—

(1)
The Registrant was incorporated on May 26, 1999 to operate as the parent company of the healthcare subsidiaries. Upon incorporation, the common stock of Molina Healthcare of California was transferred to the Registrant.

MOLINA HEALTHCARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Notes to Condensed Financial Information of Registrant

Note A—Basis of Presentation

Molina Healthcare, Inc. (Registrant) was incorporated on May 26, 1999. Prior to that date, Molina Healthcare of California (formerly Molina Medical Centers, Inc.) operated as a California HMO and as the parent company for Molina Healthcare of Utah, Inc. and Molina Healthcare of Michigan, Inc. The 1999 condensed financial statements above present the operating results and cash flows of the Registrant from May 26, 1999. In 2000, the employees and operations of the corporate entity were transferred from Molina Healthcare of California to the Registrant.

The Registrant’s investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries since the date of acquisition. The Registrant’s share of net income (loss) of its unconsolidated subsidiaries is included in consolidated net income using the equity method.

The parent company-only financial statements should be read in conjunction with the consolidated financial statements and accompanying notes.

Note B—Transactions with Subsidiaries

The Registrant provides certain centralized medical and administrative services to its subsidiaries pursuant to administrative services agreements, including medical affairs and quality management, health education, credentialling, management, financial, legal, information systems and human resources services. Fees are based on the fair market value of services rendered and are recorded as operating revenue. Payment is subordinated to the subsidiaries’ ability to comply with minimum capital and other restrictive financial requirements of the states in which they operate. Charges in 2000 and 2001 for these services totaled $16,650 and $24,817 which are included in operating revenue.

The Registrant and its subsidiaries are included in the consolidated federal and state income tax returns filed by the Registrant. Income taxes are allocated to each subsidiary in accordance with an intercompany tax allocation agreement. The agreement allocates income taxes in an amount generally equivalent to the amount which would be expensed by the subsidiary if it filed a separate tax return. NOL benefits are paid to the subsidiary by the Registrant to the extent such losses are utilized in the consolidated tax returns.

Note C—Capital Contribution and Dividends

During 1999, 2000 and 2001, the Registrant received dividends from its subsidiaries totaling $12,800, $0 and $5,900, respectively. Such amounts have been recorded as a reduction to the investments in the respective subsidiaries.

During 1999, 2000 and 2001, the Registrant made capital contributions to certain subsidiaries totaling $0, $1,725 and $3,700, respectively, primarily to comply with minimum net worth requirements. Such amounts have been recorded as an increase in investment in the respective subsidiaries.

Note D—Dividends to Stockholders

During 2000, the Registrant declared dividends of $1,000 to its stockholders.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors
Molina Healthcare, Inc.

We have audited the accompanying statements of income and comprehensive income and cash flows of QualMed Washington Health Plan, Inc. (the Company) for the year ended December 31, 1999. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statements of income and comprehensive income and cash flows of the Company present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

/s/    ERNST & YOUNG LLP

Seattle, Washington
June 21, 2002

QUALMED WASHINGTON HEALTH PLAN, INC.

STATEMENT OF INCOME AND COMPREHENSIVE INCOME
(dollars in thousands)

Year Ended December 31, 1999
Revenue:
Premium revenue	$85,019
Other operating revenue	438
Investment income	2,216

Total operating revenue	87,673
Expenses:
Medical care costs	79,033
Marketing, general and administrative expenses	5,462
Expenses paid to related parties	2,468
Depreciation and amortization	636

Total expenses	87,599

Operating income	74
Other expenses:
Net realized losses on sales of investments	(156)

Loss before income taxes	(82)
Income tax benefit	(123)

Net income	41
Other comprehensive loss:
Unrealized loss on investments, net of tax of $50	(93)

Comprehensive loss	(52)

See accompanying notes.

QUALMED WASHINGTON HEALTH PLAN, INC.

STATEMENT OF CASH FLOWS
(dollars in thousands)

Year ended December 31, 1999
Operating activities
Net income	$41
Adjustments to reconcile net income to net cash used in operating activities:
Deferred taxes	3,110
Depreciation and amortization	636
Loss on disposal of equipment	1
Net realized loss on sales of investments	156
Changes in operating assets and liabilities:
Premium receivable, net	2,627
Interest and other receivables	(4,011)
Other assets	23
Accounts payable and accrued liabilities	(5,230)
Medical claims payable	(3,541)
Amounts due to related parties	(1,401)

Net cash used in operating activities	(7,589)
Investing activities
Proceeds from sales or maturities of investments	15,659
Purchases of investments	(3,505)
Purchases of equipment	(34)

Net cash provided by investing activities	12,120
Financing activities
Capital contribution from related party	3,000
Dividend paid to related party	(14,136)
Equity assigned to related party	(937)

Net cash used in financing activities	(12,073)

Net decrease in cash and cash equivalents	(7,542)
Cash and cash equivalents, beginning of year	18,704

Cash and cash equivalents, end of year	11,162

See accompanying notes.

QUALMED WASHINGTON HEALTH PLAN, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 1999

1.    The Reporting Entity

QualMed Washington Health Plan, Inc. (QualMed Washington) was a wholly owned subsidiary of QualMed, Inc., (QualMed) which in turn was a wholly owned subsidiary of Foundation Health Systems, Inc. (FHS). On December 31, 1999, QualMed Washington was purchased by American Family Care, Inc. (AFC). AFC subsequently changed its name to Molina Healthcare, Inc. (Molina) and changed the name of QualMed Washington to Molina Healthcare of Washington, Inc. (the Company). Molina has other wholly owned or majority owned subsidiaries located in California, Michigan, and Utah.

The Company is licensed as a health maintenance organization (HMO) by the State of Washington Office of the Insurance Commissioner (OIC), and primarily provides health insurance coverage to enrollees of the Washington State (the State) Medicaid programs. The Company also markets its health care programs to employer groups in Washington and Idaho. Premium revenue from Medicaid contracts represented 100% of premium revenue during 1999. As such, the loss of any contract or decrease in reimbursement or enrollment under the contracts could have a material adverse effect on the Company in future years. The Company contracts with independent hospitals and other providers to provide medical services to the enrollees.

2.    Significant Accounting Policies

Basis of Presentation

In connection with the purchase of the Company from FHS, the Company entered into a reinsurance agreement with FH Assurance Company (FHAC), an FHS subsidiary, effective January 1, 1999. As part of the reinsurance agreement, the Company transferred and assigned all non-Medicaid related assets and liabilities of the Company (as specified in the reinsurance agreement) and the risk in effect during 1999 relating to the non-Medicaid lines of business to FHAC. Also, as part of the reinsurance agreement, Molina paid $6.8 million to FHAC to reinsure the risk for commercial contracts that continued in effect in 2000. The premium was contributed by Molina to the Company and recorded as a prepaid asset. As a result, the accompanying statement of cash flows is shown net of the assets and liabilities transferred and assigned to FHAC under the reinsurance agreement. Such amounts included assets of $11.8 million and liabilities of $10.9 million. In addition, premium revenue, medical care costs, and administrative expenses reflect only those revenues and expenses attributable to the Medicaid products. Therefore, commercial premium revenue of $131.1 million, commercial medical care costs of $112.3 million, and administrative expenses of $18 million attributable to the commercial line of business have been excluded from the statements of income and comprehensive income and cash flows. Where certain general and administrative expenses were not specifically identified by line of business, those expenses were allocated based on the Company’s membership.

Premium Revenue

Premium revenue was recognized in the month in which the related enrollees were entitled to health care services.

Investment Income

Premiums and discounts on fixed income securities were recognized as adjustments to investment income, and amortized over the period to maturity. Interest on fixed-income securities was recognized in income as accrued. Gains or losses on the sale of fixed income securities were determined using the specific identification method. Proceeds from the sales of bonds totaled $10.2 million for 1999. Gross gains and losses on sales were $4,000 and $160,000, respectively, for 1999.

QUALMED WASHINGTON HEALTH PLAN, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

Medical Care Costs

Medical care costs were accrued in the period services were provided to the enrolled members, including an estimate for expenses incurred but not reported. Medical and hospital expenses included payments to primary care physicians, specialists, hospitals, pharmacies and other health care providers under fee-for-service and capitation arrangements.

The Company has capitation contracts with medical groups (Capitated Providers) to provide health care services to enrollees in their respective service areas for a fixed monthly amount. The Capitated Providers are at risk for the cost of medical care services provided to the Company’s enrollees in the relevant geographic areas; however, the Company may be responsible for the provision of services to its enrollees should the Capitated Providers be unable to provide the contracted services. Medical care costs relating to these Capitated Providers amounted to $20.1 million for 1999.

The State’s Social Security Income (SSI) program provides medical benefits to Medicaid beneficiaries who meet specific health and financial status qualifications. The Company assists assigned Medicaid members to qualify for SSI program benefits. When qualified, the State assumes responsibility on a retroactive basis for the cost of patient care. The Company then proceeds to recover hospital claims payments paid on behalf of the SSI member. Estimates for claims recoveries are reported as reductions of medical care costs.

Depreciation

Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets. Estimated useful lives range principally from three to seven years. Depreciation expense totaled $636,000 for 1999.

Reinsurance

Reinsurance premiums and claims are accounted for based on the terms of the reinsurance contract. Premiums earned and claims incurred are reported net of reinsured amounts. The Company remains obligated in the event that the reinsurer does not meet their obligations.

Taxes Based on Premiums

The states of Washington and Idaho require the remittance of premium taxes. These amounts are recorded in administrative expenses and totaled $1.6 million for 1999.

Risks and Uncertainties

The Company’s profitability depends in large part on accurately predicting and effectively managing health benefits expense. The Company continually reviews its premium and benefit structure to reflect its underlying claims experience and revised actuarial data; however, several factors could adversely affect the health benefits expense. These factors, which include changes in health care practices, inflation, new technologies, major epidemics, natural disasters and malpractice litigation, are beyond any health plan’s control and could adversely affect the Company’s ability to accurately predict and effectively control health care costs. Costs in excess of those anticipated could have a material adverse effect on the Company’s financial condition, results of operations or cash flows.

QUALMED WASHINGTON HEALTH PLAN, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

Statement of Cash Flows

Cash and cash equivalents consist of all highly liquid investments with maturity of 90 days or less when purchased.

Use of Estimates

The preparation of financial statements in conformity with accounting practices generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.    Related-Party Transactions

The Company incurred corporate cost allocations from QualMed of $1.3 million in 1999. The corporate allocation, which was based on a written agreement, was a systematic allocation of expenses paid by QualMed to support the operations of their subsidiaries.

The Company incurred regional cost allocations from QualMed and its affiliates totaling $1.1 million in 1999. These allocations relate to the respective companies’ employees performing services for the Company.

The Company administered services for point-of-service product members under an agreement with Foundation Health Systems Life and Health Company (FHSL&H), a wholly owned affiliate of FHS. The Company received an administration fee for those services, which totaled $438,000 in 1999.

The Company purchased reinsurance from FHSL&H primarily for hospital costs. Reinsurance premiums of $147,000 for 1999 were included as an increase in medical care costs. Reinsurance recoveries under such contracts of $137,000 for 1999 was included as a reduction of medical care costs. Additionally, in conjunction with the sale of the Company to Molina, the Company incurred reinsurance premiums of $131.1 million and recognized recoveries of $112.3 million for 1999, which were ceded to FHAC in accordance with the reinsurance agreement.

The Company received a capital contribution from QualMed totaling $3.0 million and paid a dividend to QualMed totaling $14.1 million in 1999.

The Company utilized a wholly owned subsidiary of FHS as the Company’s pharmacy benefits administrator. The affiliate earned an administrative fee based upon a fixed rate per member per month. Administrative fees incurred by the Company totaled $37,000 in 1999.

4.    Income Taxes

The results of the Company’s 1999 operations were included in FHS’ consolidated federal income tax return. Pursuant to a tax allocation agreement with FHS, the Company reflected a provision for income taxes as if it were to file a separate federal income tax return. In fiscal years in which the Company incurred net losses for FHS consolidated purposes, FHS allocated a tax benefit to the Company based on an applicable tax rate. These amounts were settled with FHS via intercompany accounts. In connection with Molina’s purchase of the Company from FHS, all deferred tax assets and liabilities and the non-Medicaid related tax provision were assigned to FHAC. Prior to assignment, the tax expense was $381,000, of which a tax benefit of $123,000 remained with the Company.

QUALMED WASHINGTON HEALTH PLAN, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

5.    Employee Benefits

During 1999, employees of the Company were eligible to participate in FHS’ 401(k) plan. Contribution expense totaled $127,000 for 1999.

6.    Commitments and Contingencies

The Company is involved in various legal proceedings, which are routine to its business. The opinion of management, based upon current facts and circumstances known by the Company, is that the resolution of these matters should not have a material adverse effect on the financial position, results of operations, or cash flows of the Company. As a condition of the sale described in Note 1, the Company and Molina have been indemnified by FHS regarding legal proceedings arising out of events occurring prior to the date of the sale.

The health care industry is subject to numerous laws and regulations of federal, state and local governments. Compliance with these laws and regulations can be subject to government review and interpretation, as well as regulatory actions unknown and unasserted at this time. Recently, government activity has increased with respect to investigations and allegations concerning possible violations of regulations by health care providers, which could result in significant fines and penalties, exclusion from participating in the Medicaid programs, as well as repayments of previously billed and collected revenues.

The Company has been involved in disputes and litigation initiated by healthcare providers alleging non-payment or underpayment for services provided to plan members. The Company evaluated its exposure to such disputes and litigation as of December 31, 1999 for estimated losses at $2.4 million. The expenses arising out of events occurring before the sale described in Note 1 are covered under the reinsurance agreement. As such, the entire estimated liability and related expense has been assigned to FHA under the reinsurance agreement and is not included in the accompanying statement of income and comprehensive income for 1999.

The Company leases office facilities and equipment under noncancelable operating leases. Some of the leases contain renewal options through 2005. Rent expense related to these leases was $429,000 for 1999.

[BACK COVER: COVER ART]

[Artwork in twelve colors depicting a health care provider and child holding a toy on a path which winds through a hillside and two people playing ball in the background on the hillside. Caption below reads: “Offering healthcare to families in need for over 20 years.” Below caption is Molina’s logo.]

             Shares

Common Stock

PROSPECTUS

            , 2003

Joint Book-Running Managers

Banc of America Securities LLC	CIBC World Markets

SG Cowen

Until             , 2003, all dealers that buy, sell or trade the common stock may be required to deliver a prospectus, regardless of whether they are participating in the offering. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II    INFORMATION NOT REQUIRED IN PROSPECTUS

Other Expenses of Issuance and Distribution

Following is our estimate of expenses of the offering, all of which shall be paid by us:

SEC Registration Fees	$10,580
NASD Fees	12,000
NYSE Fees	*
Accounting Fees and Costs	*
Legal Fees and Costs	*
Printing Costs	*
Transfer Agent Fees and Costs	*
Blue Sky Fees and Costs	*
Miscellaneous Fees and Costs	*

TOTAL	*

*	To be completed by amendment

Indemnification of Directors and Officers

The Delaware General Corporation Law, or DGCL, permits Delaware corporations to eliminate or limit the monetary liability of directors, officers, employees and agents for breach of fiduciary duty of care, subject to certain limitations. Our certificate of incorporation provides that our directors and officers shall not be liable to us or our stockholders for monetary damages arising from a breach of fiduciary duty owed by such director or officer, as applicable, except for liability (1) for any breach of a director’s or officer’s duty of loyalty to us or our stockholders, (2) for intentional misconduct, fraud or a knowing violation of law, under Section 174 of the DGCL or (3) for a transaction from which the officer or director derived an improper personal benefit. Our bylaws provide for the indemnification of our directors, officers, employees and agents to the extent permitted by the Delaware law. Our directors and officers are insured against certain liabilities for actions taken in such capacities, including liabilities under the Securities Act of 1933, as amended (the “Act”).

Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing, we have been informed that in the opinion of the Securities and Exchange Commission, or SEC, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Recent Sales of Unregistered Securities

None.

Exhibits and Financial Statement Schedules

(a)    Exhibits

No.		Description

1.0	*	Form of Underwriting Agreement.

3.1		Articles of Incorporation (CA).

3.2		Certificate of Incorporation (DE).

3.3		Bylaws (CA).

3.4		Bylaws (DE).

No.	Description

3.5*	Form of share certificate for common stock.

5.1*	Opinion of McDermott, Will & Emery.

10.1	Medi-Cal Agreement between Molina Medical Centers and the California Department of Health Services dated April 2, 1996, as amended.

10.2**	Health Services Agreement between Foundation Health, and Molina Medical Centers dated February 1, 1996, as amended.

10.3**	Contract Between Molina Healthcare of Michigan, Inc. and the State of Michigan effective October 1, 2000, as amended.

10.4**	HMO Contract between American Family Care and the Utah Department of Health effective July 1, 1999, as amended.

10.5**	Memorandum of Understanding between Molina Healthcare of Utah, Inc. and the Utah Department of Public Health effective July 1, 2002.

10.6
2003 Contract for Healthy Options and State Children’s Health Insurance Plan between Molina Healthcare of Washington, Inc. and the State of Washington Department of Social and Health Services effective January 1, 2003.

10.7	Employment Agreement with J. Mario Molina, M.D. dated January 2, 2002.

10.8	Employment Agreement with John C. Molina, J.D. dated January 1, 2002.

10.9	Employment Agreement with Mark L. Andrews, Esq. dated December 1, 2001.

10.10	Employment Agreement with George S. Goldstein, PhD. dated December 31, 2001.

10.11	Employment Agreement with M. Martha Bernadett, M.D. dated January 1, 2002.

10.12	2000 Omnibus Stock and Incentive Plan.

10.13	2002 Equity Incentive Plan.

10.14	2002 Employee Stock Purchase Plan.

21.1	List of subsidiaries.

23.1	Consent of Ernst & Young LLP, Independent Auditors.

23.2*	Consent of Deloitte & Touche LLP, Independent Auditors.

*	To be filed by amendment.
**	Confidential treatment has been requested for a portion of this Exhibit pursuant to Rule 406 promulgated under the Securities Act.

(b)    Financial Statement Schedules

Molina Healthcare, Inc.
No.	Description

F-2	Report of Ernst & Young LLP, Independent Auditors

F-3	Report of Deloitte & Touche LLP, Independent Auditors

F-4	Consolidated Balance Sheets as of December 31, 2000 and 2001 and September 30, 2002 (unaudited)

F-5	Consolidated Statements of Income for the years ended December 31, 1999, 2000 and 2001 and the nine months ended September 30, 2001 and 2002 (unaudited)

No.	Description

F-6	Consolidated Statements of Stockholders’ Equity for the years ended December 31, 1999, 2000 and 2001 and the nine months ended September 30, 2002 (unaudited)

F-7	Consolidated Statements of Cash Flows for the years ended December 31, 1999, 2000 and 2001 and the nine months ended September 30, 2001 and 2002 (unaudited)

F-9	Notes to Consolidated Financial Statements

QualMed Washington Health Plan, Inc.
No.	Description

F-30	Report of Ernst & Young LLP, Independent Auditors

F-31	Statement of Income and Comprehensive Income

F-32	Statement of Cash Flows

F-33	Notes to Financial Statements

Undertakings

The undersigned Registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)    To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Act”);

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)    To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for the purpose of determining liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    That, for purposes of determining any liability under the Act, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5)    To provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Long Beach, State of California, on December 30, 2002.

MOLINA HEALTHCARE, INC.

By:	/s/ J. MARIO MOLINA, M.D.
J. Mario Molina, M.D. Chief Executive Officer (Principal Executive Officer)

Pursuant to the requirements of the Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ J. MARIO MOLINA, M.D. J. Mario Molina, M.D.	Chairman of the Board; Chief Executive Officer and President	December 30, 2002

/s/ JOHN C. MOLINA, J.D. John C. Molina, J.D.	Director; Executive Vice President, Financial Affairs, and Treasurer (Principal Financial Officer)	December 30, 2002

/s/ HARVEY A. FEIN Harvey A. Fein	Vice President, Financial Affairs (Principal Accounting Officer)	December 30, 2002

/s/ GEORGE S. GOLDSTEIN, PH.D. George S. Goldstein, Ph.D.	Director; Executive Vice President, Health Plan Operations	December 30, 2002

/s/ RONNA ROMNEY Ronna Romney	Director	December 30, 2002

/s/ RONALD LOSSETT, CPA, D.B.A. Ronald Lossett, CPA, D.B.A.	Director	December 30, 2002

/s/ CHARLES Z. FEDAK, CPA Charles Z. Fedak, CPA	Director	December 30, 2002